     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 29, 1999
                                                      REGISTRATION NO. 333-77539
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 5

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ASK JEEVES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                           7375                          94-3256053
(STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE)              IDENTIFICATION NO.)

                               918 PARKER STREET
                           BERKELEY, CALIFORNIA 94710
                                 (510) 649-8685
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ROBERT W. WRUBEL
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                ASK JEEVES, INC.
                               918 PARKER STREET
                           BERKELEY, CALIFORNIA 94710
                                 (510) 649-8685
                    (NAME, ADDRESS, INCLUDING ZIP CODE, AND
          TELEPHONE NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:

               ANDREI M. MANOLIU, ESQ.                              JAMES N. STRAWBRIDGE, ESQ.
               MICHAEL L. WEINER, ESQ.                                 JOSE F. MACIAS, ESQ.
                 COOLEY GODWARD LLP                              WILSON SONSINI GOODRICH & ROSATI
                FIVE PALO ALTO SQUARE                                PROFESSIONAL CORPORATION
                 3000 EL CAMINO REAL                                    650 PAGE MILL ROAD
             PALO ALTO, CALIFORNIA 94306                            PALO ALTO, CALIFORNIA 94304
                   (650) 843-5000                                         (650) 493-9300

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering: [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]


                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------


                                          PROPOSED             PROPOSED             PROPOSED
                                           MAXIMUM              MAXIMUM              MAXIMUM             AMOUNT OF
      TITLE OF EACH CLASS OF            AMOUNT TO BE        OFFERING PRICE          AGGREGATE          REGISTRATION
    SECURITIES TO BE REGISTERED         REGISTERED(1)        PER SHARE(2)        OFFERING PRICE             FEE
-----------------------------------------------------------------------------------------------------------------------
Common Stock, $001 par value per
  Share............................       3,450,000             $13.00             $44,850,000            $12,468
-----------------------------------------------------------------------------------------------------------------------



(1) Includes 450,000 shares of common stock issuable upon exercise of the underwriters' over-allotment option.



(2) Estimated solely for the purpose of calculating the amount of the Registration Fee in accordance with Rule 457(a) of the Securities Act of 1933, as amended.


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)
Issued June 17, 1999

                                3,000,000 Shares
                                      LOGO

                                  COMMON STOCK
                           -------------------------


ASK JEEVES, INC. IS OFFERING SHARES OF ITS COMMON STOCK. THIS IS OUR INITIAL PUBLIC OFFERING AND NO PUBLIC MARKET CURRENTLY EXISTS FOR OUR SHARES. WE ANTICIPATE THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $12 AND $13 PER SHARE.

                           -------------------------

OUR COMMON STOCK HAS BEEN APPROVED FOR QUOTATION ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "ASKJ."

                           -------------------------

INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.
                           -------------------------

                               PRICE $   A SHARE

                           -------------------------

                                                                         UNDERWRITING
                                                             PRICE TO    DISCOUNTS AND    PROCEEDS TO
                                                              PUBLIC      COMMISSIONS     ASK JEEVES
                                                             --------    -------------    -----------
Per Share..................................................        $             $               $
Total......................................................  $                   $               $

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Ask Jeeves has granted the underwriters the right to purchase up to an additional 450,000 shares of common stock to cover over-allotments. Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on
            , 1999.

                           -------------------------

MORGAN STANLEY DEAN WITTER

                                                   BANCBOSTON ROBERTSON STEPHENS

                                                               HAMBRECHT & QUIST
                           -------------------------

                        INTERNET DISTRIBUTION OFFERED BY

                           DISCOVER BROKERAGE DIRECT

            , 1999

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    5
Special Note Regarding Forward-Looking
  Statements..........................   17
Use of Proceeds.......................   18
Dividend Policy.......................   18
Capitalization........................   19
Dilution..............................   20
Selected Financial Data...............   21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   22

                                        PAGE
                                        ----
Business..............................   31
Management............................   48
Certain Transactions..................   60
Principal Stockholders................   64
Description of Capital Stock..........   66
Shares Eligible for Future Sale.......   69
Underwriters..........................   71
Legal Matters.........................   73
Experts...............................   73
Where You Can Find More Information...   73
Index to Financial Statements.........  F-1

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as to the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the common stock.

     Unless otherwise indicated, all information in this prospectus:

      -- has been adjusted to give effect to a 1-for-2 reverse stock split to be completed prior to this offering;

      -- gives effect to the conversion of all outstanding shares of preferred stock into shares of common stock, which will become effective upon the closing of this offering;

      --  assumes no exercise of the underwriters' over-allotment option;

      -- assumes no exercise of outstanding options and warrants to purchase shares of our common stock after April 30, 1999; and

      --  assumes our reincorporation from California to Delaware.

     UNTIL                     , 1999, 25 DAYS AFTER COMMENCEMENT OF THE
OFFERING, ALL DEALERS THAT BUY, SELL OR TRADE SHARES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our financial statements and notes to our financial statements appearing elsewhere in this prospectus.

                                  THE COMPANY

     Ask Jeeves is a provider of natural-language question answering services on the Internet for consumers and companies, establishing a new way to interact with the World Wide Web. Ask Jeeves was first introduced to the public in April 1997 to provide Web users with a more satisfactory and productive experience by quickly directing users to relevant answers. Our mission is to humanize the Internet by making it easier and more intuitive for consumers to find the information, products and services they need, and for companies to better acquire, retain and maximize the value of their online customers. Our branding strategy centers on the Jeeves character, a friendly and trusted assistant who provides help and guidance on the Web. The Ask Jeeves question answering services allow users ask a question in plain English and receive a response pointing the user to relevant Internet destinations that provide the answers. We believe that our question answering services make interaction with the Internet more intuitive, less frustrating and significantly more productive.

     While the growth of the Internet has drawn users at an unprecedented pace, we believe it has become increasingly difficult for users to effectively navigate the growing volume of online information. To take full advantage of the Internet, users must be able to successfully navigate a network of dispersed Web sites, which are generally not connected in a logical fashion. In addition, once at the Web site, users are faced with the difficulty of sorting through an overwhelming amount of information. Users currently rely on Internet search engines or directories to locate information and make online purchases. These methods typically require consumers to use keywords and construct complex search strings that often result in hundreds or thousands of matches. Given the magnitude of this problem, companies are recognizing the need to provide a means by which their customers and potential customers can more easily find relevant information, products and services on company Web sites. We believe that consumers are frustrated with their online experience, and that companies are frustrated by their inability to maximize returns on their investments in Internet strategies. We further believe that this frustration will continue until navigation on the Internet improves.

     Beginning with only 3,000 questions per day in our first month of operation, Ask Jeeves answered nearly 1 million questions per day in April 1999, and the number of users has grown from 425,000 in September 1998 to more than
1.9 million in March 1999. Although we have experienced significant growth in questions asked per day, we have incurred significant net losses in each fiscal quarter since our inception, and as of March 31, 1999, we had an accumulated deficit of approximately $9.7 million. Ask Jeeves, at Ask.com, provides users with relevant answers to a wide range of questions from "Is it raining in Paris?" to "Where can I comparison shop for cameras?" We believe that our ability to provide users with a more satisfactory and productive Web experience will allow us to connect users to providers of products and services in a more targeted way than other services on the Internet, thereby better unlocking the power of electronic commerce.

     Our Corporate Question Answering Service helps companies provide a higher quality, human-like online interface for their customers and is designed to improve customer satisfaction on Web sites, increase the number of browsers on Web sites that become purchasers and reduce expensive support costs such as phone calls to call centers. Because we introduced our Corporate Question Answering Service in December 1998, our revenues from this service have not been material through March 31, 1999.
                            ------------------------

     We were incorporated in California in June 1996 and reincorporated in Delaware in June 1999. Our principal executive offices are located at 918 Parker Street, Berkeley, CA 94710, and our telephone number is (510) 649-8685. Our World Wide Web site address is Ask.com. The information in the Web site is not incorporated by reference into this prospectus.

                                  THE OFFERING

Common stock offered..................     3,000,000 shares

Common stock to be outstanding after
the offering..........................     24,349,424 shares

Over-allotment option.................     450,000 shares

Use of proceeds.......................     We intend to use the proceeds for the
                                           marketing and   promotion of our
                                                           brand and for other
                                                           general corporate
                                                           purposes, including
                                                           working capital. See
                                                           "Use of Proceeds."

Proposed Nasdaq National Market
symbol................................     ASKJ

     The foregoing information is based upon shares outstanding as of April 30, 1999.

                             SUMMARY FINANCIAL DATA


     The "as adjusted" column below reflects the issuance and the sale of 3,000,000 shares of our common stock at an assumed initial public offering price of $12.50 per share, and the application of net proceeds from the offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses, as set forth under "Use of Proceeds."


                                     PERIOD FROM
                                    JUNE 13, 1996
                                     (INCEPTION)                                      THREE MONTHS
                                       THROUGH         YEAR ENDED DECEMBER 31,       ENDED MARCH 31,
                                    DECEMBER 31,       -----------------------   -----------------------
                                        1996             1997         1998         1998         1999
                                 -------------------   ---------   -----------   ---------   -----------
                                                                                       (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues.......................       $      --        $      --   $   592,659   $  14,766   $ 1,131,568
Gross profit (loss)............              --               --      (466,035)    (52,904)     (390,144)
Operating loss.................        (107,797)        (451,984)   (4,314,005)   (339,153)   (5,000,353)
Net loss.......................        (107,797)        (447,777)   (4,261,625)   (335,355)   (4,869,160)
Pro forma basic and diluted net
  loss per share...............                                    $      (.48)              $      (.29)
Weighted average shares
  outstanding used in computing
  pro forma basic and diluted
  net loss per common share....                                      8,828,646                16,730,099


                                                                 AS OF MARCH 31, 1999
                                                              --------------------------
                                                                ACTUAL       AS ADJUSTED
                                                              -----------    -----------
BALANCE SHEET DATA:
Cash and cash equivalents and short-term investments........  $25,144,341    $58,819,341
Working capital.............................................   22,622,918     56,297,918
Total assets................................................   31,924,787     65,599,787
Capital lease obligations, less current portion.............       33,606         33,606
Total stockholders' equity..................................   27,680,649     61,355,649

                                  RISK FACTORS

     You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

OUR BUSINESS IS EXTREMELY DIFFICULT TO EVALUATE BECAUSE OUR OPERATING HISTORY IS LIMITED

     We were incorporated in June 1996 and launched Ask Jeeves, at Ask.com, our public Web site, in April 1997. Because of our limited operating history, it is extremely difficult to evaluate our business and prospects. Our revenue and income potential are unproven and our business model is constantly evolving. For example, in the quarter ended March 31, 1999, we restructured our organization into two business units: the Consumer Question Answering Service and the Corporate Question Answering Service. Our new operating structure is entirely untested, and we cannot be sure that this structure will provide the value to us that we expect. Because the Internet is constantly changing, we may need to change our business model again to adapt to those changes. Frequent changes in organizational structure could impose significant burdens on our management and our employees and could result in loss of productivity or even increased attrition.

     Any investment in our company must be considered in light of the problems frequently encountered by companies in an early stage of development in new and rapidly evolving markets. To address the risks we face, we must, among other things:

      --  maintain and enhance our brand;

      --  expand our product and service offerings;

      --  increase the amount of traffic to Ask Jeeves;

      -- increase the number and types of businesses that use the products and services of our question answering services;

      -- increase the value of our question answering services to our users, customers, electronic commerce merchants and advertisers;

      --  attract, integrate, retain and motivate qualified personnel; and

      --  maintain the leadership and quality of our services.

     We cannot be certain that our business strategy will be successful or that we will successfully address these risks.

WE HAVE A HISTORY OF NET LOSSES AND EXPECT TO CONTINUE TO INCUR NET LOSSES

     We have incurred significant net losses in each fiscal quarter since our inception, including a net loss of approximately $4.9 million in the quarter ended March 31, 1999. We incurred net losses for the years ended December 31, 1996, 1997 and 1998 of approximately $108,000, $448,000 and $4.3 million, respectively. As of March 31, 1999, we had an accumulated deficit of approximately $9.7 million. We expect to have increasing net losses and negative cash flows for the foreseeable future. The size of these net losses will depend, in part, on the rate of growth in our revenues from our advertisers, corporate customers and electronic commerce merchants and on our expenses. It is critical to our success that we continue to expend financial and management resources to develop our brand loyalty through marketing and promotion, enhancement of our question answering services and expansion of our other services. As a result, we expect that our operating expenses will increase significantly for the foreseeable future. With increased expenses, we will need to generate significant additional revenues to achieve profitability. Consequently, it is possible that we may never achieve profitability, and even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future. If we do not achieve or sustain profitability in the future, then we will be unable to continue our operations.

OUR QUESTION ANSWERING SERVICES ARE NOVEL AND UNPROVEN

     Our question answering services are novel and unproven. We will be successful only if Internet users adopt our natural-language question answering services on Ask Jeeves and on the Web sites of our corporate customers. Prior to the launch of Ask Jeeves, Internet users only had traditional search techniques, such as search engines, to navigate the Internet. Traditionally, users relied on methods, such as call centers, chat rooms and e-mail, rather than difficult-to-navigate corporate Web sites, to obtain information on products and services. It is difficult to predict the extent and rate of user adoption of our question answering services. We cannot assure you that widespread acceptance of our question answering services will occur. Visitors to our service may use it once or twice and then revert to traditional search techniques to navigate the Internet.

OUR METHODS OF GENERATING REVENUE ARE RELATIVELY NEW AND LARGELY UNTESTED

     We generated approximately 77%, 20% and 3% of our revenues in 1998 through Internet advertising, knowledge base licensing fees to three companies that provide Internet-wide navigation services and sales of our Corporate Question Answering Service to corporate customers, respectively. Although we have not generated any revenues through the facilitation of electronic commerce from inception through March 31, 1999, we expect to generate a portion of our future revenues through the facilitation of electronic commerce. We facilitate electronic commerce by directing users who ask a shopping question to electronic commerce merchants, some of whom compensate us for the referral. These methods of revenue generation are relatively new and largely untested.

     Revenues from Internet advertising will make up a significant amount of our revenues for the foreseeable future. Since the Internet advertising market is new and rapidly evolving, we cannot yet gauge its effectiveness as compared to traditional advertising media. Advertisers that have traditionally relied on other advertising media may be reluctant to advertise on the Internet believing that Internet advertising is less effective than traditional advertising media for promoting their products and services. Consequently, they may allocate only limited portions of their advertising budgets to Internet advertising. Our business could be materially adversely affected if Internet advertising does not continue to grow or if we are unsuccessful in increasing our advertising revenues. Furthermore, we rely on a third-party advertising serving service, which is provided by DoubleClick, Inc., to deliver advertisements to our users. If DoubleClick fails to deliver the advertisements as contracted for, due to reliability or performance problems, or if advertisements cannot be targeted as promised to advertisers, our revenues will decrease.

     In addition, a portion of our revenues for the foreseeable future are expected to be derived from the facilitation of electronic commerce transactions. We have not generated any revenues through the facilitation of electronic commerce from inception through March 31, 1999. The market for Internet products and services has only recently begun to develop and is rapidly changing. Therefore, the success of our business depends upon the adoption of the Internet as a medium for commerce by a broad base of customers. If this market fails to develop or develops more slowly than expected, or if our electronic commerce services do not achieve market acceptance, our business may suffer.

     Furthermore, we expect sales to corporate customers to constitute a growing percentage of our revenues. As of March 31, 1999, we had provided customized solutions to only five companies. In addition, our question answering service has only been recently implemented onto these corporate Web sites. As such, we cannot yet determine the effectiveness of our Corporate Question Answering Service compared to traditional methods of customer relationship management, such as e-mail, call centers and other traditional Web solutions. If we cannot demonstrate to corporate customers that our Corporate Question Answering Service increases the rate at which browsers become purchasers, improves customer satisfaction on their Web sites and reduces expensive support costs, such as those associated with call centers, our ability to attract and retain corporate customers may be impaired. Our business would be materially adversely affected if we are unsuccessful in increasing the number of corporate customers.

OUR GROWTH WILL DEPEND ON OUR ABILITY TO DEVELOP OUR BRAND

     We believe that broader brand recognition and a favorable consumer perception of the Ask Jeeves brand are essential to our future success. Accordingly, we intend to continue pursuing an aggressive brand-enhancement strategy, which will include mass market and multimedia advertising, promotional programs and public relations activities. We intend to incur significant expenditures, approximately $15 million to $20 million in 1999, on these advertising and promotional programs and activities in the future. These expenditures may not result in a sufficient increase in revenues to cover such advertising and promotional expenses. In addition, even if brand recognition increases, the number of new users may not increase. Further, even if the number of new users increases, the amount of traffic on Ask Jeeves and the number of corporate customers may not increase sufficiently to justify the expenditures. If our brand enhancement strategy is unsuccessful, these expenses may never be recovered and we may be unable to increase future revenues.

TO MANAGE OUR GROWTH, WE NEED TO IMPROVE OUR SYSTEMS, CONTROLS AND PROCEDURES AND COORDINATE OUR QUESTION ANSWERING SERVICES

     We have experienced and may continue to experience rapid growth, which has placed, and could continue to place, a significant strain on our managerial, financial and operational resources. This growth will place a significant strain on our personnel, management systems and resources. We expect that the number of our employees, including management-level employees, will continue to increase for the foreseeable future. We must continue to improve our operational and financial systems and managerial controls and procedures, and we will need to continue to expand, train and manage our workforce. We must also maintain close coordination between our Consumer Question Answering Service and Corporate Question Answering Service, as well as our technical, accounting, finance, marketing, sales and editorial organizations. We cannot assure you that our systems, procedures or controls will be adequate to support our operations or that we will be able to manage any growth effectively. If we do not manage growth effectively, our business would be materially adversely affected.

WE MAY NOT BE ABLE TO EFFECTIVELY COMPETE AGAINST OUR CURRENT AND POTENTIAL COMPETITORS

     We have a number of competitors in both the consumer and the corporate areas.

     CONSUMER QUESTION ANSWERING SERVICE

     We face direct competition from companies that provide Internet-wide search and directory services. For example, we compete with search engines, including At Home Corporation, Inktomi Corporation and AltaVista Company, for the traffic generated by Internet users seeking links to third-party content to address their online information needs. We also compete with directory services, such as Yahoo! Inc. and LookSmart, Ltd. because they provide alternative ways for users to obtain the desired information.

     CORPORATE QUESTION ANSWERING SERVICE

     Our Corporate Question Answering Service competes with a number of companies that are addressing the same need to improve automated or online customer service for corporate clients. The companies that provide automated online customer products and services against whom we compete can be categorized as follows:

   CATEGORY                      FOCUS                                   COMPETITORS
   --------                      -----                                   -----------
Web-based       Web-site specific search engine,         Inktomi Corporation, Primus
                "frequently asked questions," self-      Telecommunications Group, Inc., Inference
                help problem resolution and expert       Corporation, Verity, Inc. and WebAnswers,
                systems                                  LLC

E-mail          Automated response to customer           Aptex Software, Inc., Brightware, Inc.,
                generated e-mail and automated routing   Egain Communications Corp., Kana
                of customer e-mail to appropriate        Communications, Inc. and Mustang Software,
                answer provider                          Inc.

Phone call      Receive, manage and track telephonic     Clarify, Inc., Siebel Systems, Inc.,
with customers  communications                           FaceTime Communications, Inc., Vantive
                                                         Corporation and Remedy Corporation

     Our ability to compete depends on many factors, many of which are outside of our control. These factors include: the quality of content, the ease of use of online services, the timing and market acceptance of new and enhanced online services, and sales and marketing efforts by us and our competitors.

     Many of our existing competitors, as well as potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. This may allow them to devote greater resources than we can to the development and promotion of their services. Many of these competitors offer a wider range of services than we do. These services may attract users to our competitors' sites and, consequently, result in a decrease of traffic to our site. These competitors may also engage in more extensive research and development, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, partners, advertisers and electronic commerce merchants. Our competitors may develop products and services that are equal or superior to ours or that achieve greater market acceptance. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to better address the needs of advertisers and businesses engaged in electronic commerce. As a result, it is possible that new competitors may emerge and rapidly acquire significant market share.

OUR OPERATING RESULTS ARE VOLATILE AND DIFFICULT TO PREDICT

     You should not rely on our results of operations during any particular quarter as an indication of our future results for a full year or any other quarter. Our quarterly revenues and operating results have varied significantly in the past and may vary significantly in the future due to a number of factors, including:

      -- our ability to obtain new corporate customers, the length of the development cycle of the question answering service for corporate customers and the timing of revenue recognition with respect to contracts with corporate customers;

      -- our ability to obtain new advertising contracts, maintain existing ones, and effectively manage our advertising inventory;

      -- the number of questions asked and answered on Ask Jeeves and on the Web sites of our corporate customers;

      -- our ability to attract and retain advertisers and our ability to link our electronic commerce merchants to potential customers;

      -- seasonal and other fluctuations in demand for our electronic commerce services and for advertising space on Ask Jeeves;

      --  our ability to develop and introduce new technology;

      --  announcements and new technology introductions by our competitors;

      --  our ability to attract and retain key personnel;

      -- costs relating to possible acquisitions and integration of technologies or businesses;

      --  rate changes for advertising on Ask Jeeves; and

      -- marketing expenses and technology infrastructure costs as well as other costs that we may incur as we expand our operations.

     We have experienced lower traffic during the year-end holiday season and a slower rate of growth during the summer months. Given our limited operating history, user traffic on our Web site is extremely difficult to forecast accurately. Moreover, obtaining new corporate customers depends on many factors that we are not able to control, such as the allocation of budgetary resources by potential customers. The average sales cycle for obtaining new corporate customers has typically ranged between one and three months. Therefore, it is difficult to predict the number of corporate customers that we will have in the future. In particular, we intend to expend significant amounts, approximately $15 million to $20 million in 1999, to build brand awareness of Ask Jeeves. We may be unable to adjust spending quickly to offset any unexpected revenue shortfall. Consequently, as fees are generated from advertising, corporate customers and, to a lesser extent in the near term, our electronic commerce service, they will constitute a significant portion of our revenues for the foreseeable future. As such, our revenues are difficult to accurately predict.

IF WE FAIL TO MEET THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS AND INVESTORS, THE MARKET PRICE OF OUR COMMON STOCK MAY DECREASE SIGNIFICANTLY

     Public market analysts and investors have not been able to develop consistent financial models for the Internet market because of the unpredictable rate of growth of Internet users, the rapidly changing models of doing business on the Internet and the Internet's relatively low barriers to entry. As a result, and because of the other risks discussed in this prospectus, it is unlikely that our actual results will meet the expectations of public market analysts and investors in future periods. If this occurs, the price of our common stock will likely fall.

OUR CONSUMER QUESTION ANSWERING SERVICE DEPENDS ON THIRD-PARTY CONTENT

     Our Consumer Question Answering Service is designed to directly link users into a page within a third-party Web site that contains the answer to a question asked. However, when our Consumer Question Answering Service attempts to direct the user to a page within the Web site, some companies have automatically redirected users to their home page. If companies prevent us from directly linking our consumer users to a page within a third-party Web site, and if there are no comparable alternative Web sites to which we can direct our users, the utility and attractiveness of our services to consumers may be reduced. If this occurs, traffic on Ask Jeeves could significantly decrease, which would have an adverse effect on our business.

     Visitors to Ask Jeeves use our Consumer Question Answering Service to obtain direct access to the information, products and services they need through the display of a third-party Web page containing the answer to the user's question. We have little control over the content contained on these third-party Web sites. If these third-party Web sites do not contain high-quality, up-to-date and useful information to the user, the utility of our service to the user will be reduced, which could materially and adversely affect our business.

WE MAY BE LIABLE FOR OUR LINKS TO THIRD PARTY WEB SITES

     We could be exposed to liability with respect to the selection of third-party Web sites that may be accessible through Ask Jeeves. Such claims might include, among others, that by linking to Web sites operated by third parties, we may be liable for copyright or trademark infringement or other unauthorized actions by such third parties through such Web sites. Other claims may be based on errors or false or misleading information provided on Ask Jeeves, including information deemed to constitute professional advice such as legal, medical, financial or investment advice. Other claims may be based on our links to sexually explicit Web sites and our provision of sexually explicit advertisements when this content is displayed. Our business could be materially adversely affected due to the cost of investigating and defending such claims, even to the extent such claims do not result in liability. Implementing measures to reduce our exposure to this liability may require us to spend substantial resources and limit the attractiveness of our service to users.
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

FAILURE TO RETAIN CUSTOMERS OR ADD NEW CUSTOMERS TO OUR CORPORATE QUESTION ANSWERING SERVICE MAY HAVE AN ADVERSE EFFECT ON OUR REVENUES

     To date, a significant portion of our revenues has been attributable to a limited number of customers. AltaVista and theglobe.com, inc. accounted for approximately 14% and 13% of total revenues, respectively, for the year ended December 31, 1998, and approximately 11% and 21%, respectively, of total revenues for the quarter ended March 31, 1999. In addition, in the coming year we expect that revenues associated with the Corporate Question Answering Service will be heavily dependent on a limited number of customers, comprised primarily of corporations with large, difficult-to-navigate Web sites. As a result, if we do not complete sales to a sufficient number of customers, our future revenues will be adversely affected.

     Most of our customer contracts in the Corporate Question Answering Service have a term of one year. As a result, if we are unable to offer value to our customers during the term of these contracts, or if our customers choose a competitor's service over our service, or if such customers decide to use their own proprietary technology to develop services similar to ours, such customers may not renew their contracts. If we do not obtain a sufficient amount of contract renewals or if such renewal contracts are obtained on terms less favorable than the original contract, our business could be materially adversely affected.

OUR DEVELOPMENT CYCLE FOR CORPORATE QUESTION ANSWERING SERVICES IS LONG AND LABOR INTENSIVE

     Because the customization of our Corporate Question Answering Service is labor intensive, it is difficult to predict the length of the development cycle. Factors that affect the length of the development cycle include the overall size and complexity of the Web site, the interaction with the customer and the dynamic nature of the content. Generally, it takes three to five months to launch a custom question answering service. However, because we have a limited number of corporate customers, it is difficult to predict whether the development cycle will stay in this timeframe. The long development cycle makes it difficult to predict the delivery time to the customer, realize our revenue goals and manage our internal hiring needs to meet new projects. In addition, in order to meet increased demand for custom question answering services, we may have to hire additional people and train them in advance of orders. If we outsource development of custom knowledge bases, we will have little control over the speed and quality of the development. Any decline in the speed or quality of the implementation of custom knowledge bases could adversely affect our business.

     Our revenue growth is dependent, in part, on our ability to leverage our customization of knowledge bases. We intend to outsource our knowledge base creation process to providers of integrated Internet solutions to leverage our sales efforts. If we are unable to outsource the labor intensive process of creating customized knowledge bases, our expenses in developing a customized corporate Web site will continue to be high which may have an adverse effect on our business.

WE FACE RISKS RELATED TO EXPANDING INTO RELATIVELY NEW SERVICES AND BUSINESS AREAS, IN PARTICULAR, ELECTRONIC COMMERCE

     To increase our revenues, we will need to expand our operations by promoting new or complementary products and by expanding the breadth and depth of our services. In particular, our future success will largely depend on our ability to substantially increase revenues through the facilitation of electronic commerce transactions. The market for electronic commerce services is extremely competitive. Because we only recently entered this market and we have little experience in it, we may have limited success in this market. The expansion of our electronic commerce services will require additional development resources. Such expansion may strain our management, financial and operational resources. Our expansion into new product and service offerings may not be timely or may not generate sufficient revenues to offset their cost. If this occurs, our business, operating results and financial condition will be materially adversely affected.

OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO RETAIN OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER AND OUR CHIEF TECHNOLOGY OFFICER

     Our future success depends, in part, on the continued service of Robert Wrubel, our President and Chief Executive Officer, and David Warthen, our Chief Technical Officer. Neither Mr. Wrubel nor Mr. Warthen are
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

bound by an employment agreement for any specific term. Our relationships with these officers are at will. Although we are the beneficiary of a key person life insurance policy on Mr. Wrubel's life, the loss of his services, or the services of Mr. Warthen, would have a material adverse effect on our business.

OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO ATTRACT, RETAIN AND MOTIVATE HIGHLY SKILLED EMPLOYEES

     Our future success also depends on our ability to attract, retain and motivate highly skilled employees. Competition for employees in our industry is intense. Additionally, it is often more difficult to attract employees once a company's stock is publicly traded because the exercise price of equity awards such as stock options are based on the public market, which is highly volatile. We may be unable to attract, assimilate or retain other highly qualified employees in the future. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications.

WE RECENTLY RECRUITED MOST OF OUR MANAGEMENT TEAM

     Many members of our management team have recently been hired, including the General Managers of both our Consumer Question Answering Service and Corporate Question Answering Service, as well as our Chief Financial Officer, Senior Vice President of Business Development, President of Ask Jeeves International and Corporate Controller. These individuals do not have significant experience working with us or the rest of our management team. We cannot assure you that they will be able to successfully work together or manage any growth we experience. The process of integrating these individuals may detract from the operation of, and have an adverse effect on, our business.

WE WILL ONLY BE ABLE TO EXECUTE OUR BUSINESS PLAN IF INTERNET USAGE GROWS

     Our business would be adversely affected if Internet usage does not continue to grow or grows at significantly lower rates compared to current trends. The continued growth of the Internet depends on various factors, many of which are outside our control. These factors include:

      -- the Internet infrastructure may not be able to support the demands placed on it;

      -- performance and reliability of the Internet may decline as usage grows;

      -- security and authentication concerns with respect to the transmission over the Internet of confidential information, such as credit card numbers, and attempts by unauthorized computer users, so-called hackers, to penetrate online security systems; and

      -- privacy concerns, including those related to the ability of Web sites to gather user information without the user's knowledge or consent.

THE OPERATING PERFORMANCE OF OUR SYSTEMS AND SERVERS IS CRITICAL TO OUR BUSINESS AND REPUTATION

     Any system failure, including network, software or hardware failure, that causes an interruption in our service or a decrease in responsiveness of Ask Jeeves could result in reduced user traffic on Ask Jeeves and reduced revenues. Our network and server equipment is located at Frontier Global Center in Palo Alto, California. Although we believe that our current back-up methods are adequate, we cannot assure you that the back-up servers will not fail or cause an interruption in our service.

     Our question answering service on both Ask Jeeves and our corporate customer sites have from time to time experienced slower response times and interruptions in service from interruptions at our hosting facilities and on the Internet backbone networks, major software upgrades at Ask Jeeves and undetected software defects. The Ask Jeeves Web site has been interrupted for periods ranging from a few minutes to three hours. In addition, these Web sites could also be affected by computer viruses, electronic break-ins or other similar disruptions. If we experience outages, frequent or persistent system failures or degraded response times, our reputation and brand could be permanently harmed. In addition, we could lose advertising revenues during these interruptions and user satisfaction could be negatively impacted if the service is slow or unavailable.

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

     Our users and customers depend on Internet service providers, online service providers and other Web site operators for access to Ask Jeeves. Each of these providers has experienced significant outages in the past and could experience outages, delays and other difficulties due to system failures unrelated to our systems.

     The occurrence of an earthquake or other natural disaster or unanticipated problems at our leased facility in Berkeley, California or at the servers that host or back-up our systems could cause interruptions or delays in our business, loss of data or render us unable to provide question answering services. Our systems are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. Our general liability insurance policies may not adequately compensate us for losses that may occur due to interruptions in our service.

WE MAY NOT BE ABLE TO ADAPT TO EVOLVING INTERNET TECHNOLOGIES AND CUSTOMER
DEMANDS

     To be successful, we must adapt to rapidly changing Internet technologies by continually enhancing our products and services and introducing new services to address our customers' changing needs. We could incur substantial development or acquisition costs if we need to modify our services or infrastructure to adapt to changes affecting providers of Internet services. Our business could be materially adversely affected if we incur significant costs to adapt to these changes. If we cannot adapt to these changes, or do not sufficiently increase the features and functionality of our products and services, our customers may switch to the product and service offerings of our competitors. Furthermore, our competitors or potential competitors may develop a novel method of Internet navigation that is equal or superior to our question answering services. As a result, demand for our question answering services may decrease.

WE MAY FACE POTENTIAL LIABILITY FOR INVASION OF PRIVACY

     Although we have a policy against using personal information, current computing and Internet technology allows us to collect personal information about our users. We may decide in the future to compile and provide such information to our corporate customers and electronic commerce merchants. In the past, the Federal Trade Commission has investigated companies that have taken such actions without permission or in violation of a stated privacy policy. If we begin collecting such information without permission or in violation of our privacy policy, we may face potential liability for invasion of privacy for compiling and providing information to our corporate customers and electronic commerce merchants based on questions asked by users and visitors on Ask Jeeves and corporate sites.

WE NEED TO EXPAND OUR SALES AND SUPPORT ORGANIZATIONS

     We will need to substantially expand both our advertising sales and corporate sales operations and marketing efforts to increase market awareness and sales of our products and services. We recently expanded our sales forces and plan to hire additional sales personnel. Competition for highly-qualified sales personnel is intense, and we may not be able to hire the kind and number of sales personnel we are targeting. We will need to increase our staff to support new customers and the expanding needs of our existing customers. Hiring highly-qualified customer service and support personnel is very competitive in our industry due to the limited number of people available with the necessary technical skills and understanding of the Internet.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES COULD HARM OUR BUSINESS

     Any new law or regulation pertaining to the Internet, or the application or interpretation of existing laws, could decrease the demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our business. There is, and will likely continue to be, an increasing number of laws and regulations pertaining to the Internet. These laws or regulations may relate to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and the quality of products and services. Furthermore, the growth and development of electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on electronic commerce companies as well as companies like us that provide electronic commerce services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright,

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

trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing.

     We file tax returns in such states as required by law based on principles applicable to traditional businesses. However, one or more states could seek to impose additional income tax obligations or sales tax collection obligations on out-of-state companies, such as ours, which engage in or facilitate electronic commerce. A number of proposals have been made at state and local levels that could impose such taxes on the sale of products and services through the Internet or the income derived from such sales. Such proposals, if adopted, could substantially impair the growth of electronic commerce and adversely affect our opportunity to become profitable.

     Legislation limiting the ability of the states to impose taxes on Internet-based transactions recently has been enacted by the United States Congress. However, this legislation, known as the Internet Tax Freedom Act, imposes only a three-year moratorium, which commenced October 1, 1998 and ends on October 21, 2001, on state and local taxes on electronic commerce, where such taxes are discriminatory and Internet access, unless such taxes were generally imposed and actually enforced prior to October 1, 1998. It is possible that the tax moratorium could fail to be renewed prior to October 21, 2001. Failure to renew this legislation would allow various states to impose taxes on Internet-based commerce. The imposition of such taxes could adversely affect our ability to become profitable.

     In addition, we are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. The vast majority of such laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address such issues could create uncertainty in the Internet market. Such uncertainty could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

WE MAY FACE POTENTIAL ELECTRONIC COMMERCE-RELATED LIABILITIES AND EXPENSES

     Arrangements with electronic commerce merchants may expose us to legal risks and uncertainties, including potential liabilities to consumers of such products and services. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

     Some of the risks that may result from these arrangements with businesses engaged in electronic commerce include:

      -- potential liabilities for illegal activities that may be conducted by participating merchants;

      -- product liability or other tort claims relating to goods or services sold through third-party commerce sites;

      --  consumer fraud and false or deceptive advertising or sales practices;

      --  breach of contract claims relating to merchant transactions;

      -- claims that materials included in merchant sites or sold by merchants through these sites infringe third-party patents, copyrights, trademarks or other intellectual property rights, or are libelous, defamatory or in breach of third-party confidentiality or privacy rights; and

      -- claims relating to any failure of merchants to appropriately collect and remit sales or other taxes arising from electronic commerce transactions.

     Even to the extent that such claims do not result in material liability, investigating and defending such claims could have a material adverse effect on our business, operating results or financial condition.

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

WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS AND WE MAY BE LIABLE FOR INFRINGING THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS

     Third parties may infringe or misappropriate our patents, trademarks or other proprietary rights, which could have a material adverse effect on our business. We have applied for a patent on our "Grammar Template Query System" with the United States Patent and Trademark Office. We have also applied for registered trademark status for "Ask Jeeves," "Ask.com," "Ask Jeeves Kids," and "KidsAsk.com" and our logo and service marks in the United States. We have also applied for registered trademark status of "Ask.com" with the appropriate offices in Tunisia for international protection. In addition, we do not know whether we will be able to defend our proprietary rights since the validity, enforceability and scope of protection of proprietary rights in Internet-related industries is uncertain and still evolving. Because we are devoting significant resources to building our brands, primarily "Ask Jeeves" and "Ask.com," through media advertising campaigns, if we are unable to register the trade and service marks for which we have applied, or if we are unable to defend our intellectual property rights, our business may be materially and adversely affected.

     Third parties may assert infringement claims against us. From time to time in the ordinary course of business we have been, and we expect to continue to be, subject to claims of alleged infringement of the trademarks and other intellectual property rights of third parties. These claims and any resultant litigation, should it occur, could subject us to significant liability for damages. In addition, even if we prevail, litigation could be time-consuming and expensive to defend, and could result in the diversion of our time and attention. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims unless we are able to enter into agreements with the third parties making these claims.

WE COULD FACE ADDITIONAL STOCK-BASED COMPENSATION RELATED TO OUR RELATIONSHIP WITH TRINET

     Until May 31, 1999, we used TriNet VCO, an independent professional employer organization, to provide payroll services and employee benefits for all our employees. Under the co-employment arrangement, we paid a percentage of compensation per co-employee, in addition to compensation costs, to TriNet to cover payroll processing and related taxes and insurance. On March 31, 1999, the Financial Accounting Standards Board ("FASB") issued an Exposure Draft of a FASB Interpretation, Accounting for Certain Transactions involving Stock
Compensation -- an interpretation of APB Opinion No. 25. Such FASB Exposure Draft, if adopted in its current form, could be interpreted to indicate that employees subject to co-employment arrangements, would not be considered our employees for purposes of applying APB No. 25. On April 30, 1999, we gave notice of termination of this co-employment arrangement. If additional clarification regarding the definition of an employee is not provided in the final pronouncement, we may be required to establish a new measurement date for stock options granted after December 15, 1998 to our employees for the purpose of accounting for stock options under APB No. 25. If a new measurement date is required to be established, we would recognize deferred stock-based compensation which would be amortized as stock-based compensation over the remaining vesting periods of the options. We estimate that this charge could be approximately $7.0 million in the aggregate, which would be amortized beginning with the fourth quarter of fiscal 1999, the estimated date the final pronouncement will be effective, and ending in 2003. Such amortization could have a material adverse effect on our operating results.

WE WOULD LOSE REVENUES AND INCUR SIGNIFICANT COSTS IF OUR SYSTEMS OR MATERIAL THIRD-PARTY SYSTEMS ARE NOT YEAR 2000 COMPLIANT

     Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by many companies and governmental agencies may need to be upgraded to comply with such Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities. The failure of our internal systems, or any material third-party systems, to be Year 2000 compliant would have a material adverse effect on our business. Even if our material systems are Year 2000 compliant, any failure of these third-party systems to become Year 2000 compliant could adversely affect our systems and cause disruption in our normal business

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

activities. See the "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance" section of this prospectus for a more detailed discussion.

WE MAY NOT BE ABLE TO SECURE ADDITIONAL FINANCING TO MEET OUR FUTURE CAPITAL
NEEDS

     We currently anticipate that our available cash resources combined with the net proceeds from this offering will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least eighteen months following the date of this prospectus. If we are unable to generate sufficient cash flows from operations to meet our anticipated needs for working capital and capital expenditures, we will need to raise additional funds after eighteen months to fund brand promotion, develop new or enhanced services, respond to competitive pressures or make acquisitions. We may be unable to obtain any required additional financing on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to fund our expansion, successfully promote our brand, develop or enhance services, respond to competitive pressures or take advantage of acquisition opportunities, any of which could have a material adverse effect on our business. If we raise additional funds through the issuance of equity securities, our stockholders may experience dilution of their ownership interest, and the newly-issued securities may have rights superior to those of the common stock. If we raise additional funds by issuing debt, we may be subject to limitations on our operations, including limitations on the payment of dividends.

SUBSTANTIAL SALES OF COMMON STOCK BY OUR EXISTING STOCKHOLDERS COULD CAUSE OUR STOCK PRICE TO FALL

     The market price of our common stock could decline as a result of sales by our existing stockholders of shares of common stock in the market after this offering or the perception that these sales could occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering, assuming the number of outstanding shares as of April 30, 1999 we will have 24,349,424 outstanding shares of common stock, 24,799,424 shares if the underwriters exercise their over-allotment option in full. Of these shares, 3,000,000 shares, plus an additional 450,000 shares if the underwriters exercise their over-allotment option in full, of common stock sold in this offering, will be freely tradeable without restriction or further registration under the Securities Act. Of the remaining shares, a total of approximately 21,106,168 shares held by our directors, executive officers and our existing stockholders are subject to lock-up agreements generally providing that these stockholders will not sell or otherwise dispose of any of their shares for a period of 180 days following the date of the final prospectus for this offering without the prior written consent of Morgan Stanley & Co. Incorporated. In addition, options to purchase up to 5,281,833 shares of our common stock are outstanding as of April 30, 1999 under our 1996 Equity Incentive Plan, our 1999 Equity Incentive Plan and pursuant to options granted outside of these plans. Following the offering, we expect to register the shares underlying these options. Subject to the exercise of these options, shares registered under such registration will be available for sale in the open market immediately after the 180-day lock-up period expires. See the "Shares Eligible" section of this prospectus for a more detailed discussion.

AFTER THIS OFFERING, OUR OFFICERS AND DIRECTORS WILL OWN A LARGE PERCENTAGE OF OUR OUTSTANDING SHARES AND WILL THEREBY BE ABLE TO CONTROL MATTERS REQUIRING STOCKHOLDER APPROVAL

     Our executive officers and directors will, in the aggregate, beneficially own approximately 56% of our outstanding common stock following this offering. These stockholders will be able to exercise control over matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing an acquisition or change of control of Ask Jeeves, which could have a material adverse effect on our stock price.

OUR SHARES MAY EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INDIVIDUAL STOCKHOLDERS

     Prior to the offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between the underwriters and us and may not be indicative of the
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

market price for our common stock after the offering. We do not know the extent to which investor interest will lead to the development of an active public market. As such, investors may not be able to sell our common stock at or above the initial public offering price. In particular, the market for the stocks of Internet-related companies has experienced extreme price and volume fluctuations. Following this offering, investor interest in us may not lead to the development of an active or liquid trading market. The market price of our common stock may be volatile and may decline below the initial public offering price. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of their securities. If instituted against us, regardless of the outcome, litigation could result in substantial costs and a diversion of our management's attention and resources and have a material adverse effect on our business, results of operations or financial condition.

PROVISIONS IN DELAWARE LAW AND OUR CHARTER, STOCK OPTION AGREEMENTS AND OFFER LETTERS TO EXECUTIVE OFFICERS MAY PREVENT OR DELAY A CHANGE OF CONTROL

     Upon the closing of this offering, we will be subject to the Delaware anti-takeover laws regulating corporate takeovers. These anti-takeover laws prevent Delaware corporations from engaging in a merger or sale of more than 10% of its assets with any stockholder, including all affiliates and associates of the stockholder, who owns 15% or more of the corporation's outstanding voting stock, for three years following the date that the stockholder acquired 15% or more of the corporation's assets unless:

      -- the board of directors approved the transaction where the stockholder acquired 15% or more of the corporation's assets;

      -- after the transaction where the stockholder acquired 15% or more of the corporation's assets, the stockholder owned at least 85% of the corporation's outstanding voting stock, excluding shares owned by directors, officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

      -- on or after this date, the merger or sale is approved by the board of directors and the holders of at least two-thirds of the outstanding voting stock that is not owned by the stockholder.

     A Delaware corporation may opt out of the Delaware anti-takeover laws if its original certificate of incorporation or amended certificate of incorporation or bylaws so provide. We have not opted out of the provisions of the anti-takeover laws. As such, these laws could prohibit or delay mergers or other takeover or change of control of Ask Jeeves and may discourage attempts by other companies to acquire us.

     Our Amended and Restated Certificate of Incorporation and Bylaws include a number of provisions that may deter or impede hostile takeovers or changes of control or management. These provisions include:

      -- our board is classified into three classes of directors as nearly equal in size as possible with staggered three year-terms;

      -- the authority of our board to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of these shares, without stockholder approval;

      -- all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent;

      -- special meetings of the stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or the board; and

      --  the elimination of cumulative voting.

     These provisions may have the effect of delaying or preventing a change of control.

     Our Amended and Restated Certificate of Incorporation and Bylaws provide that we will indemnify officers and directors against losses that may incur in investigations and legal proceedings resulting from their

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

services to us, which may include services in connection with takeover defense measures. These provisions may have the effect of preventing changes in our management.

     In addition, our option agreements under the 1996 Equity Incentive Plan provide that if a change of control of Ask Jeeves occurs prior to the first anniversary of the vesting commencement date of an option, then the vesting which would have occurred by such anniversary shall occur. After the first anniversary of the date of grant, these option agreements provide that the vesting of each option shall accelerate by six months upon a change of control. As of April 30, 1999, there were 4,814,004 unvested shares of common stock reserved for options granted under this plan. Furthermore, offer letters with our executive officers provide for the payment of severance and acceleration of options upon the termination of these executive officers following a change of control of Ask Jeeves. These provisions in our stock option agreements and offer letters could have the effect of discouraging potential takeover attempts.

YOU WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION


     The initial public offering price per share will significantly exceed the net tangible book value per share. Accordingly, investors purchasing shares in this offering will suffer immediate and substantial dilution of their investment of $9.95 per share.


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms and other comparable terminology.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

                                USE OF PROCEEDS


     The net proceeds to be received by Ask Jeeves from the sale of 3,000,000 shares of common stock in this offering are estimated to be $33.7 million, or $38.9 million if the underwriters exercise their over-allotment option in full, at an assumed initial public offering price of $12.50 and after deducting estimated underwriting discounts and commissions and estimated offering expenses.


     We plan to use $15 million to $20 million of the net proceeds for advertising and marketing expenditures in 1999 to promote our brand and the remaining net proceeds from this offering for general corporate purposes, including working capital, expenditures for the growth and expansion of our business, building our brand both online and offline, enhancing our product development and possible acquisitions. We are not currently a party to any contracts or letters of intent with respect to any acquisitions, and there can be no assurance that any of our expansion plans will be realized or, if realized, will prove profitable for us. We have not identified specific uses for all of such proceeds, and management will have discretion over their use and investment. We intend to invest the net proceeds from this offering in short-term, investment grade, interest-bearing securities until they are used. We reserve the right to increase or decrease the size of this offering and the price per share of the shares offered hereby.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We presently intend to retain future earnings, if any, to finance the expansion of our business, and we do not expect to pay any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 1999:

      --  on an actual basis;

      -- on a pro forma basis to reflect the conversion upon the closing of this offering of all outstanding shares of preferred stock into 9,485,690 shares of common stock; and


      -- on a pro forma basis as adjusted to reflect the sale of the common stock offered in this offering and the receipt of the net proceeds from the sale of the common stock at an assumed initial public offering price of $12.50 and after deducting estimated underwriting discounts and commissions and estimated offering expenses.


     This information should be read in conjunction with the Financial Statements and related notes thereto included elsewhere in this prospectus.


                                                                AS OF MARCH 31, 1999
                                                      -----------------------------------------
                                                                                     PRO FORMA
                                                        ACTUAL        PRO FORMA     AS ADJUSTED
                                                      -----------    -----------    -----------
Capital lease obligations, less current portion.....  $    33,606    $    33,606    $    33,606
                                                      -----------    -----------    -----------
Stockholders' equity(1):
  Convertible preferred stock; 10,000,000 shares
     authorized (actual and pro forma); (5,000,000
     pro forma as adjusted); issuable in series:
     Series A convertible preferred stock: 3,750,000
       shares designated; 3,709,884 shares issued
       and outstanding (actual); no shares issued
       and outstanding (pro forma and pro forma as
       adjusted)....................................    7,581,708             --             --
     Series B convertible preferred stock: 6,250,000
       shares designated; 5,775,806 shares issued
       and outstanding (actual); no shares issued
       and outstanding (pro forma and pro forma as
       adjusted)....................................   24,961,680             --             --
  Common stock: 40,000,000 shares authorized;
     11,583,733 shares issued and outstanding
     (actual); 150,000,000 shares authorized and
     21,069,423 shares issued and outstanding (pro
     forma); 150,000,000 shares authorized and
     24,069,423 shares issued and outstanding (pro
     forma as adjusted).............................    6,876,194     39,419,582     73,094,582
  Deferred stock compensation.......................   (2,052,574)    (2,052,574)    (2,052,574)
  Accumulated deficit...............................   (9,686,359)    (9,686,359)    (9,686,359)
                                                      -----------    -----------    -----------
     Total stockholders' equity.....................   27,680,649     27,680,649     61,355,649
                                                      -----------    -----------    -----------
          Total capitalization......................  $27,714,255    $27,714,255    $61,389,255
                                                      ===========    ===========    ===========


---------------
(1) Excludes (a) 4,122,457 shares of common stock issuable upon the exercise of options outstanding as of March 31, 1999, with a weighted average exercise price of approximately $.90 per share and (b) 39,000 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 1999, with a weighted average exercise price of approximately $.62 per share.

                                    DILUTION


     The pro forma net tangible book value of Ask Jeeves at March 31, 1999 was approximately $27.7 million, or $1.31 per share. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (total tangible assets less total liabilities) by the number of outstanding shares of common stock, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into 9,485,690 shares of common stock. Assuming the sale of the 3,000,000 shares of common stock offered hereby at an assumed initial public offering price of $12.50 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses, the pro forma net tangible book value of Ask Jeeves, Inc. as of March 31, 1999 would have been approximately $61.4 million, or $2.55 per share. This represents an immediate increase in the pro forma net tangible book value per share of $1.24 to existing stockholders and an immediate dilution of $9.95 per share to new investors purchasing shares at the assumed initial public offering price. If the assumed initial public offering price is higher or lower, the dilution to new investors will be greater or less, respectively. The following table illustrates this dilution per share:



Assumed initial public offering price per share.............           $12.50
     Pro forma net tangible book value per share as of March
      31, 1999..............................................  $1.31
     Increase in pro forma tangible book value per share
      attributable to new investors.........................   1.24
                                                              -----
Pro forma net tangible book value per share after the
  offering..................................................             2.55
                                                                       ------
Dilution per share to new investors.........................           $ 9.95
                                                                       ======



     The calculation is based on an assumed initial public offering of $12.50 per share, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable.



                                     SHARES PURCHASED(1)          TOTAL CONSIDERATION        AVERAGE
                                   ------------------------    -------------------------    PRICE PER
                                     NUMBER      PERCENTAGE      AMOUNT       PERCENTAGE      SHARE
                                   ----------    ----------    -----------    ----------    ---------
Existing stockholders............  21,069,423       87.5%      $36,829,538       49.6%       $ 1.75
New investors....................   3,000,000       12.5       $37,500,000       50.4%       $12.50
                                   ----------      -----       -----------      -----
Total............................  24,069,423      100.0%      $74,329,538      100.0%
                                   ==========      =====       ===========      =====


---------------
(1) Excludes (a) 4,122,457 shares of common stock issuable upon the exercise of options outstanding as of March 31, 1999, with a weighted average exercise price of approximately $.90 per share and (b) 39,000 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 1999, with a weighted average exercise price of approximately $.62 per share.

                            SELECTED FINANCIAL DATA

     The following selected financial data are qualified by reference to, and should be read in conjunction with, our Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results Of Operations" appearing elsewhere in this prospectus. The statement of operations data presented below for the period from inception through December 31, 1996 and for the years ended December 31, 1997 and 1998 and the selected balance sheet data at December 31, 1997 and 1998 are derived from our financial statements that have been audited by Ernst & Young LLP, independent auditors, included elsewhere in this prospectus. The selected statement of operations data for the three months ended March 31, 1998 and 1999 and the balance sheet data at March 31, 1999 are derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for these periods. The financial data for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999 or any other future period.

                                     PERIOD FROM             YEAR ENDED               THREE MONTHS
                                    JUNE 13, 1996           DECEMBER 31,             ENDED MARCH 31,
                                 (INCEPTION) THROUGH   -----------------------   -----------------------
                                  DECEMBER 31, 1996      1997         1998         1998         1999
                                 -------------------   ---------   -----------   ---------   -----------
                                                                                       (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Consumer.....................       $      --        $      --   $   577,159   $  14,766   $ 1,059,068
  Corporate....................              --               --        15,500          --        72,500
                                      ---------        ---------   -----------   ---------   -----------
Total revenues.................              --               --       592,659      14,766     1,131,568
Cost of revenues:
  Consumer.....................              --               --       602,716      46,371       699,131
  Corporate....................              --               --       455,978      21,299       822,581
                                      ---------        ---------   -----------   ---------   -----------
Total cost of revenues.........              --               --     1,058,694      67,670     1,521,712
                                      ---------        ---------   -----------   ---------   -----------
Gross profit (loss)............              --               --      (466,035)    (52,904)     (390,144)
Operating expenses:
  Product development..........         107,797          319,824     1,104,193     127,772       742,166
  Sales and marketing..........              --           17,509     1,613,846      80,872     2,669,165
  General and administrative...              --          114,651     1,100,921      77,605       881,830
  Amortization of deferred
     stock compensation........              --               --        29,010          --       317,048
                                      ---------        ---------   -----------   ---------   -----------
Total operating expenses.......         107,797          451,984     3,847,970     286,249     4,610,209
                                      ---------        ---------   -----------   ---------   -----------
Operating loss.................        (107,797)        (451,984)   (4,314,005)   (339,153)   (5,000,353)
Interest income................              --            4,207        52,380       3,798       131,193
                                      ---------        ---------   -----------   ---------   -----------
Net loss.......................       $(107,797)       $(447,777)  $(4,261,625)  $(335,355)  $(4,869,160)
                                      =========        =========   ===========   =========   ===========
Pro forma basic and diluted net
  loss per share...............                                    $     (0.48)              $     (0.29)
                                                                   ===========               ===========
Weighted average shares
  outstanding used in computing
  pro forma basic and diluted
  net loss per common share....                                      8,828,046                16,730,099
                                                                   ===========               ===========

                                                          AS OF DECEMBER 31,
                                                    -------------------------------       AS OF
                                                     1996       1997        1998      MARCH 31, 1999
                                                    -------   --------   ----------   --------------
                                                                                       (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents and short-term
  investments.....................................  $    --   $521,247   $5,587,883    $25,144,341
Working capital...................................       --    476,011    4,776,279     22,622,918
Total assets......................................       --    608,259    6,808,172     31,924,787
Capital lease obligations, less current portion...       --         --       45,945         33,606
Total stockholders' equity (deficit)..............   (6,219)   542,992    5,565,820     27,680,649

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our Financial Statements and the related notes contained elsewhere in this prospectus.

OVERVIEW

     We have two principal businesses based on the same underlying technology. The Consumer Question Answering Service allows users to obtain answers to frequently asked questions online. The Corporate Question Answering Service helps companies provide a human-like online interface for their customers.

     Revenues from the Consumer Question Answering Service consist primarily of two components:

         --  advertising revenues; and

         --  knowledge base licensing fees.

     We earn advertising revenues from short-term advertising contracts, by delivering impressions to users over a specified period of time. Advertising rates, measured on a cost per thousand impressions ("CPM") basis, are dependent on whether the impressions are displayed in general rotation throughout our Web site or are directed to targeted audiences or channels within Ask Jeeves, such as the computer, entertainment, family, health, money, shopping and travel channels. Revenues are based upon actual impressions delivered as measured by our third party advertising delivery provider, Doubleclick, Inc. Approximately 79% of the Consumer Question Answering Service revenues for the year ended December 31, 1998 were derived from advertising contracts. Total revenues from advertising contracts were approximately $455,000 for the year ended December 31, 1998 and approximately $923,000 for the three months ended March 31, 1999. We currently license the Ask Jeeves knowledge base to three companies that provide Internet-wide navigation services. These companies are AltaVista Company, Netscape Communications, Inc., and Infonautics Corporation. Knowledge base licensing fees consist of a fixed fee that is recognized ratably over the contract term, generally a twelve month period. Revenues for knowledge base licensing fees totaled approximately $122,000 for the year ended December 31, 1998 and $136,000 for the three months ended March 31, 1999. We expect that licensing of the knowledge base will not be a significant part of our business model in the future. In the future, we expect to generate a portion of our revenues from a third component, the facilitation of electronic commerce. We will generate revenues from electronic commerce transactions through arrangements with our electronic commerce merchants. Typically, we receive payment only if the user clicks on the answer that links to such electronic commerce merchant's Web site, a cost per click ("CPC") basis. We have not generated any revenues from the facilitation of electronic commerce from inception through March 31, 1999.

     Revenues from the Corporate Question Answering Service consist of three components:

         --  knowledge base customization;

         --  maintenance and information service fees; and

         --  per-answer fees.

     We recognize knowledge base customization and maintenance and information service fees ratably over the contract term, generally twelve months. We recognize per-answer fees based on answers delivered at contractual per-answer rates, subject to negotiated annual minimums and maximums, if applicable. Payments received prior to delivering the knowledge base or providing maintenance and information services are recorded as deferred revenues and are recognized ratably over the contract term. Revenues from the Corporate Question Answering Service were $15,500 for the year ended December 31, 1998 and $72,500 for the three months ended March 31, 1999.

     Cost of revenues for our Consumer Question Answering Service consists primarily of salaries and personnel costs associated with the content development and maintenance of Ask Jeeves and providing data analysis, testing and training. Cost of revenues for our Corporate Question Answering Service consists primarily of salaries and related personnel costs and other direct costs to provide knowledge base information and maintenance services to corporate customers. We believe that ongoing content development is required to remain competitive, and we expect that our production and content expenses will continue to increase in absolute dollars in the future.

     Product development expenses consist primarily of salaries and related personnel costs, consultant fees and expenses related to the design, development, testing and enhancement of our technology and services. To date all software development costs have been expensed as incurred. We believe that continued investment in product development is critical to attaining our strategic product objectives and, as a result, we expect these expenses to increase in absolute dollars in the future.

     Sales and marketing expenses consist primarily of salaries, commissions and related personnel expenses as well as advertising and promotional expenditures. We intend to pursue aggressive sales and marketing campaigns and expand our sales and marketing organization, which will result in an increase in absolute dollars in our sales and marketing expenses in the future.

     General and administrative expenses consist primarily of salaries and related personnel costs and other related costs for general corporate functions, including executive management, finance, facilities administration, legal, recruiting and fees for other professional services. We expect general and administrative expenses to increase in absolute dollars in the future as we add personnel and incur additional costs related to the growth of our business and our operation as a public company.

     During the year ended December 31, 1998 and the three months ended March 31, 1999, in connection with the grant of certain stock options to employees, we recorded deferred stock compensation totaling approximately $2.2 million, representing the difference between the deemed fair value of our common stock on the date such options were granted and the exercise price. Such amount is included as a reduction of stockholders' equity and is being amortized by charges to operations on a graded vesting method. We recorded amortization of deferred stock compensation expense of approximately $29,000 and $269,000 for the year ended December 31, 1998 and the three months ended March 31, 1999, respectively. At March 31, 1999, we had a total of approximately $1.9 million remaining to be amortized over the corresponding vesting periods of the options, generally four years. In April 1999, we recorded additional deferred stock compensation of approximately $573,000 representing the difference between the deemed fair value of our common stock on the date such options were granted and the exercise price. For the years ending December 31, 1999 and 2000, we will record amortization expense relating to deferred stock compensation totaling approximately $1,509,000 and $737,000, respectively. Due to the graded vesting method of amortization, most of the deferred compensation charge will be incurred over the first two years of the vesting of the options. The amortization expense relates to options awarded to employees in all operating expense categories. See Note 5 of Notes to Financial Statements.

     Additionally, for the three months ended March 31, 1999, in connection with the grant of stock options to Roger A. Strauch and Daniel H. Miller, who served as our consultants, we recorded deferred stock compensation of $245,000. This amount represents the difference between the deemed fair value of our common stock on the date such options were granted and the exercise price and is being amortized by charges to operations over the service period which concludes in December 1999. We recorded amortization of deferred stock compensation expense of approximately $48,000 in the three months ended March 31, 1999.

     We have outsourced our payroll processing and other aspects related to our employee benefits programs under a co-employment arrangement with TriNet VCO, an independent professional employer organization. On March 31, 1999, the Financial Accounting Standards Board ("FASB") issued an Exposure Draft of a FASB Interpretation, Accounting for Certain Transactions involving Stock
Compensation -- an interpretation of APB Opinion No. 25. Such FASB Exposure Draft, if adopted in its current form, could be interpreted to indicate that employees subject to co-employment arrangements, would not be considered employees for purposes of applying APB No. 25. On April 30, 1999, we gave notice of termination of this co-employment arrangement. If additional clarification regarding the definition of an employee is not provided in the final pronouncement, we may be required to establish a new measurement date for stock options granted after December 15, 1998 to these employees for the purpose of accounting for stock options under APB No. 25. If a new measurement date is required to be established, we would recognize the deferred stock-based compensation which would be amortized over the remaining vesting periods of the options. We estimate that this charge would aggregate approximately $7.0 million, which would be recognized beginning with the fourth quarter of fiscal 1999, the estimated date the final pronouncement will be effective, and ending in 2003. Such amortization could have a material adverse effect on our operating results.

     We have incurred significant net losses and negative cash flows from operations since our inception, and at March 31, 1999, we had an accumulated deficit of approximately $9.7 million. These losses have been funded primarily through the issuance of preferred and common equity securities. We believe that we will continue to incur operating and net losses and negative cash flows from operations for the foreseeable future and that the rate at which we will incur such losses may increase from current levels.

     There was no provision for federal or state income taxes for any period since inception due to our operating losses. At December 31, 1998, we had net operating loss carryforwards for federal income tax purposes of approximately $303,000 which will expire in fiscal year 2018 if not utilized. Utilization of our net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss carryforwards before utilization. A valuation allowance has been established and, accordingly, no benefit has been recognized for our net operating losses and other deferred tax assets. The net valuation allowance increased by $978,634 during the year ended December 31, 1998. We believe that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include our history of net losses since inception and expected near-term future losses. We will continue to assess the realizability of the deferred tax assets based on actual and forecasted operating results. See Note 4 of Notes to Financial Statements.

ANNUAL RESULTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997

     Revenues. Revenues were approximately $593,000 for the year ended December 31, 1998. Prior to this period, we were a development stage company and generated no revenues. Revenues for the year ended December 31, 1998 consisted of approximately $577,000 in revenues from the Consumer Question Answering Service, of which approximately $455,000 was generated from advertising revenues and approximately $122,000 in knowledge base licensing fees for the year ended December 31, 1998. Revenues from the Corporate Question Answering Service were $15,500 for the year ended December 31, 1998.

     Cost of Revenues. Cost of revenues for our Consumer Question Answering Service and Corporate Question Answering Service were approximately $603,000 and $456,000, respectively, for the year ended December 31, 1998. We had no cost of revenues for the year ended December 31, 1997 since we generated no revenues prior to January 1, 1998. The primary reason for the increase in cost of revenues during the year ended December 31, 1998 related to the hiring of personnel and related personnel costs associated with development of our public site, specifically in the areas of content development, maintenance, data analysis, and testing, in addition to costs associated with personnel and related personnel costs required to provide knowledge base information and maintenance services to our corporate customers.

     Product Development Expenses. Product development expenses increased to $1.1 million for the year ended December 31, 1998, from $320,000 for the same period a year ago. The primary reasons for the dollar increase were the hiring of additional personnel and related personnel costs and consultant fees and expenses related to the design, development, testing and enhancement of our technology and services.

     Sales and Marketing Expenses. Sales and marketing expenses increased to $1.6 million for the year ended December 31, 1998, from approximately $17,500 for the same period a year ago. The dollar increase was primarily due to increases in advertising expenses related to our branding campaign, the hiring of additional sales and marketing personnel and commissions needed to support the increase in revenues.

     General and Administrative Expenses. General and administrative expenses increased to approximately $1.1 million for the year ended December 31, 1998, from $115,000 for the same period a year ago. The dollar increase in general and administrative expenses was primarily due to increased depreciation, and increase in the number of personnel to support the growth of our business, and recruiting costs related to filling key senior executive positions.

ANNUAL RESULTS OF OPERATIONS
INCEPTION TO DECEMBER 31, 1996 AND YEAR ENDED DECEMBER 31, 1997

     Because we were a development stage company during 1996 and the year ended December 31, 1997, we generated no revenues for these periods. Operating expenses increased to $451,000 in 1997 from $108,000 in the period from June 13, 1996 through December 31, 1996. During 1996, we incurred only product development expenses as our sole focus was the development of our question processing technology. In 1997, product development expenses totaled $320,000, an increase from $108,000 in 1996, which was attributable to the addition of product development personnel and related costs and consultant fees. Additionally, in 1997 we began to build our infrastructure and added finance, information technology, legal, executive management and administrative personnel and related costs, which amounted to $115,000 for the period ending December 31, 1997. Sales and marketing expenses were not significant in 1997. We believe that period-to-period comparisons prior to 1998 are less meaningful than an analysis of recent quarterly operating results. Accordingly, we are providing a discussion and analysis of our results of operations that is focused on the five quarters ended March 31, 1999.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth unaudited quarterly statements of operations results for the five quarters ended March 31, 1999. Prior to December 31, 1997, Ask Jeeves was a development stage company and, as such, the Company believes that the quarterly data for this period is not meaningful. We believe that this information reflects all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of such information in accordance with generally accepted accounting principles. The results for any quarter are not necessarily indicative of results for any future period.

                                                        QUARTER ENDED
                              -----------------------------------------------------------------
                              MAR. 31,     JUNE 30,     SEPT. 30,     DEC. 31,       MAR. 31,
                                1998         1998         1998          1998           1999
                              ---------    ---------    ---------    -----------    -----------
Revenues:
  Consumer..................  $  14,766    $  35,355    $ 105,265    $   421,773    $ 1,059,068
  Corporate.................         --           --        7,500          8,000         72,500
                              ---------    ---------    ---------    -----------    -----------
Total revenues..............     14,766       35,355      112,765        429,773      1,131,568
Cost of revenues:
  Consumer..................     46,371       69,734      169,144        317,467        699,131
  Corporate.................     21,299       29,408       60,878        344,393        822,581
                              ---------    ---------    ---------    -----------    -----------
Total cost of revenues......     67,670       99,142      230,022        661,860      1,521,712
                              ---------    ---------    ---------    -----------    -----------
Gross loss..................    (52,904)     (63,787)    (117,257)      (232,087)      (390,144)
Operating expenses:
  Product development.......    127,772      170,463      226,188        579,770        742,166
  Sales and marketing.......     80,872      183,343      323,828      1,025,803      2,669,165
  General and
     administrative.........     77,605      157,354      260,565        605,397        881,830
  Amortization of deferred
     stock compensation.....         --           --           --         29,010        317,048
                              ---------    ---------    ---------    -----------    -----------
Total operating expenses....    286,249      511,160      810,581      2,239,980      4,610,209
                              ---------    ---------    ---------    -----------    -----------
Operating loss..............   (339,153)    (574,947)    (927,838)    (2,472,067)    (5,000,353)
Interest income.............      3,798        1,292        9,643         37,647        131,193
                              ---------    ---------    ---------    -----------    -----------
Net loss....................  $(335,355)   $(573,655)   $(918,195)   $(2,434,420)   $(4,869,160)
                              =========    =========    =========    ===========    ===========

     Revenues. Revenues increased in each of the five quarters ended March 31, 1999. The increase in revenues in these periods primarily reflected increased advertising revenues for our Consumer Question Answering Service, related to an increase in sales personnel and an aggressive marketing campaign that began in late 1998. To date, a significant portion of our revenues has been attributable to a limited number of customers. AltaVista and theglobe.com accounted for approximately 14% and 13% of total revenues, respectively, for the year ended December 31, 1998, and approximately 11% and 21%, respectively, of total revenues for the quarter ended March 31, 1999. Because we introduced our Corporate Question Answering Service in October 1998 and we recognize revenues relating to these contracts ratably over twelve months, our Corporate Question Answering Service revenues have not been material over the five quarters ended March 31, 1999. See Note 1 of "Notes to Financial Statements" for a more detailed discussion.

     Cost of Revenues. Cost of revenues increased in each of the five quarters ended March 31, 1999. These quarterly increases primarily related to additional personnel and related costs associated with the content development and maintenance of Ask Jeeves and personnel required to provide services to new customers. The significant increases in cost of revenues for the Corporate Question Answering Service during the quarter ended December 31, 1998 and the quarter ended March 31, 1999 related primarily to the addition of personnel and related costs required to implement and support customized knowledge bases for our corporate customers.

     Product Development Expenses. Product development expenses increased in each of the five quarters ended March 31, 1999. The increases were primarily due to expenses related to the addition of product development personnel and related costs and consultant fees.

     Sales and Marketing Expenses. Sales and marketing expenses increased in each of the five quarters ended March 31, 1999. The increases were primarily due to expenses related to the addition of sales personnel. Furthermore, we embarked on aggressive marketing campaigns in late 1998, resulting in advertising and promotional expenses of $748,000 and $1.9 million in the quarter ended December 31, 1998 and the quarter ended March 31, 1999, respectively.

     General and Administrative Expenses. General and administrative expenses increased in each of the five quarters ended March 31, 1999. The increases primarily reflected the addition of finance, information technology, legal, executive management and administrative personnel and related costs.

RECENT EVENTS

     In April 1999, we entered into an asset purchase agreement and a license agreement with Lumina Decision Systems, Inc. ("Lumina") for the acquisition of technology assets of Lumina in exchange for total consideration of $1,538,000 which is comprised of $700,000 in cash, 225,000 shares of our common stock valued at $3.50 per share and $50,000 in acquisition costs. We allocated approximately $1,177,000 of the purchase price to core technology and $361,000 to in-process technology. The core technology will be amortized over a three year period. The in-process technology will be written off as a one-time charge in the second quarter of 1999. In addition, approximately 107,500 shares of the shares issued are to be held in escrow for a two year period subject to a right of repurchase by us.

     We acquired Lumina's Personal Decision Engine ("PDE") technology as well as the right to use Lumina's Analytica and Analytica Decision Engine ("ADE") technologies. The ADE technologies and a non-configurable version of the PDE technology have reached technological feasibility and have been classified as core technology. The configurable PDE technology has yet to reach technological feasibility and therefore, this product is classified as in-process technology. This acquisition provides technology and expertise that will complement our existing technology. Although we believe that the purchased in-process technology will be successfully developed, there can be no assurance that commercial viability of these products will be achieved. The estimated cost incurred to develop the configured PDE prior to the acquisition was $214,000. The estimated cost to develop the in-process technology is approximately $226,000, which is expected to be incurred in 1999.

     The value of the purchased in-process technology was determined by estimating the projected net cash flows related to such products, including costs to complete the development of the technology and the future revenues to be earned upon commercialization of the products. These cash flows were discounted back to their net present value. The resulting projected net cash flows from such products were based on our estimates of revenues and operating profits related to such products. These estimates were based on several assumptions, including the use of a discount rate of 35% for purchased in-process technology, which was calculated based on the weighted average cost of capital, adjusted for the technology risk associated with the purchased in-process technology, which was considered to be significant due to the rapid pace of technological change in the Internet industry. For projected cash flows attributable to existing technology, a discount rate of 25% was used, which reflects the weighted average cost of capital, adjusted for the technology risk associated with these technologies. Our analysis considered only future operating results of the existing and in-process technology on a stand-alone basis and did not take into consideration any potential increased revenue or operating efficiency that may occur post-acquisition.

SEASONALITY AND QUARTERLY FLUCTUATIONS IN OPERATING RESULTS

     Our operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are beyond our control. Factors that may adversely affect our results of operations include:

      -- our ability to obtain new corporate customers, the length of the development cycle of the question answering service for corporate customers and the timing of revenue recognition with respect to contracts with corporate customers;

      -- our ability to obtain new advertising contracts, maintain existing ones, and effectively manage our advertising inventory;

      -- the number of questions asked and answered on Ask Jeeves and on the Web sites of our corporate customers;

      -- our ability to attract and retain advertisers and our ability to link our electronic commerce merchants to potential customers;

      -- seasonal and other fluctuations in demand for our electronic commerce services and for advertising space on Ask Jeeves;

      --  our ability to develop and introduce new technology;

      --  announcements and new technology introductions by our competitors;

      --  our ability to attract and retain key personnel;

      -- costs relating to possible acquisitions and integration of technologies or businesses;

      --  rate changes for advertising on Ask Jeeves; and

      -- marketing expenses and technology infrastructure costs as well as other costs that we may incur as we expand our operations.

     Because of the foregoing factors, we believe that period-to-period comparisons of our operating results should not be relied upon as an indicator of our future performance.

     As Internet advertising makes the transition from an emerging to a more developed market, seasonal and cyclical patterns may develop in our industry and may also affect our revenues. For instance, during 1998 the rate of growth of our traffic decreased in the summer months and traffic levels on Ask Jeeves decreased during the year-end vacation and holiday periods. Similar to traditional media, this may result in our advertising sales being lower during such periods. In addition, we anticipate that sales from electronic commerce may increase during the fourth quarter as a result of the holiday season and may decline during other periods. Seasonality in the retail industry and in Internet service usage are likely to cause quarterly fluctuations in our results of operations and could have a material adverse effect on our business, results of operations and financial condition.

LIQUIDITY AND CAPITAL RESOURCES

     Since our inception, we have financed our operations primarily through the private placement of equity securities. As of March 31, 1999, we had approximately $28.3 million in cash, cash equivalents and investments. Net cash used in operating activities was $3.0 million for the year ended December 31, 1998 and $2.6 million for the three months ended March 31, 1999. The net cash used in operating activities in each period resulted primarily from net losses, offset by the timing of payable settlements and depreciation and amortization expense. Net cash used in investing activities was $782,000 for the year ended December 31, 1998 and $6.4 million for the three months ended March 31, 1999. Net cash used in investing activities related to purchases of $782,000 of property and equipment for the year ended December 31, 1998 and $1.2 million for purchases of property and equipment for the three months ended March 31, 1999. In addition, in the three months ended March 31, 1999, we purchased $5.2 million of short-term and long-term investments. Net cash provided by financing activities was $8.9 million and $26.5 million for the year ended December 31, 1998 and the three months ended March 31, 1999, respectively, and related primarily to net proceeds from the sale of common and preferred equity securities.

     We have no material commitments or obligations other than capital and operating leases. In June 1999, we entered into a leasing agreement with Comdisco, Inc. to finance equipment and software purchases up to a maximum of $3.5 million. Interest accrues under the terms of this agreement at 8% per annum based on the outstanding utilized line of credit. We expect to utilize the maximum amount under this equipment credit line over the next twelve to eighteen months.


     Our capital requirements depend on numerous factors, including market acceptance of our question answering services and the amount of resources we invest in site and content development, marketing and selling our services and our brand promotions. We have experienced a substantial increase in our expenditures since our inception consistent with growth in our operations and staffing, and we anticipate that this will continue for the foreseeable future. Additionally, we will continue to evaluate possible investments in businesses and technologies, and we plan to expand our sales and marketing programs and conduct more aggressive brand promotions.


     We currently anticipate that our available cash resources combined with the net proceeds from this offering will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least the next eighteen months following the date of this prospectus. At the end of such period we will need to generate sufficient cash flow from operations to meet our anticipated needs for working capital and capital expenditures or we will need to raise additional capital. However, if during that eighteen-month period or thereafter we are not successful in generating sufficient cash flow from operations or in raising additional capital when required in sufficient amounts and on terms acceptable to us, these failures could have a material adverse effect on our business, results of operations and financial condition. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced.

DISCLOSURE ABOUT MARKET RISK

     Our exposure to market risk is principally confined to our cash and cash equivalents and available-for-sale securities, which have short maturities and, therefore, minimal and immaterial market risk.

YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by many companies and governmental agencies may need to be upgraded to comply with such Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

     STATE OF READINESS

     We have made an assessment of the Year 2000 readiness of all our relevant operating, financial and administrative systems, including the hardware and software that support our information technology ("IT") and non-IT systems. Our assessment plan consists of:

      -- quality assurance testing of our internally developed proprietary software;

      -- contacting third-party vendors and licensors of material hardware, software and services that are both directly and indirectly related to the delivery of our services to our users;

      --  contacting vendors of third-party systems;

      --  assessing repair or replacement requirements;

      --  implementing repair or replacement;

      --  implementation of the plan; and

      --  creating contingency plans in the event of Year 2000 failures.

     All of our third party software and hardware vendors have provided written statements, which were obtained at our request or from their public Web sites, indicating that they are Year 2000 compliant. We performed a Year 2000 simulation on our material IT and non-IT systems during the first half of 1999 to test system readiness. Simulation tests have been performed on all but the router system provided by Cisco Systems, Inc. Our business would experience an interruption of service if simulation tests were conducted on this router system and therefore we are relying on Cisco's Year 2000 Compliance Statement, which is on its Web site. We have three hardware and software non-compliant systems which will be retired in the second half of 1999. Replacement systems have been identified and simulation tests are expected to be completed in the second half of 1999. If these replacement systems do not pass our simulation tests, we will have to revise these systems or find further replacements. All of our material third party service providers have represented in writing that they are in the process of remediating Year 2000 problems and are expected to be Year 2000 compliant in the fourth quarter of 1999.

     RISKS OF YEAR 2000 ISSUES

     We are not currently aware of any Year 2000 compliance problems relating to our software or our IT or non-IT systems that would have a material adverse effect on our business, results of operations and financial condition, notwithstanding our efforts to detect and correct such problems. There can be no assurance that we will not discover Year 2000 compliance problems in our software that will require substantial revisions or replacements. In addition, there can be no assurance that third-party software, hardware or services incorporated into our material IT and material non-IT systems will not need to be revised or replaced, which could be time consuming and expensive. Our failure to fix our software, if necessary, or to fix or replace third-party software, hardware or services, if necessary, on a timely basis could result in lost revenues, increased operating costs and other business interruptions, any of which could have a material adverse effect on our business, results of operations and financial condition. Moreover, the failure to adequately address Year 2000 compliance issues in our IT and non-IT systems could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time-consuming to defend. In addition, there can be no assurance that governmental agencies, utility companies, Internet access companies, third-party service providers and others outside our control will be Year 2000 compliant. The failure by such entities to be Year 2000 compliant could result in a systemic failure beyond our control, such as a prolonged Internet, telecommunications or electrical failure, which could prevent us from operating our Web site.

     Because our needs for additional hardware and software change, we are engaged in an ongoing Year 2000 assessment. We have not developed any contingency plans. The completion of our Year 2000 simulation testing and the responses received from third-party vendors and service providers will be taken into account in determining the need for and nature and extent of any contingency plans.

     COSTS TO DATE

     Costs associated with Year 2000 compliance matters have been approximately $100,000 to date and the Company anticipates additional costs of $100,000. Most of our expenses have related to, and are expected to continue to relate to, the operating costs associated with time spent by employees in the evaluation and testing process and Year 2000 compliance matters generally. Such costs, if higher than anticipated, could have a material adverse effect on our business, results of operations and financial condition.

                                    BUSINESS

OVERVIEW

     Ask Jeeves is a provider of natural-language question answering services on the Internet for consumers and companies, establishing a new way to interact with the World Wide Web. Ask Jeeves was first introduced to the public in April 1997 to provide Web users with a more satisfactory and productive experience by quickly directing users to relevant answers. Our mission is to humanize the Internet by making it easier and more intuitive for consumers to find the information, products and services they need, and for companies to better acquire, retain and maximize the value of their online customers. Our branding strategy centers on the Jeeves character, a friendly and trusted assistant who provides help and guidance on the Web. The Ask Jeeves question answering services allow users to ask questions in plain English and receive a response pointing the user to relevant Internet destinations that provide the answers. We believe that our question answering services make interaction with the Internet more intuitive, less frustrating and significantly more productive.

     Our question answering services combine sophisticated, proprietary technologies with human editorial judgment to create a system that dynamically responds to questions consumers ask every day. We have two principal businesses based on the same underlying technology. The core of our Consumer Question Answering Service, Ask Jeeves, at Ask.com, allows users to obtain answers to millions of questions online. Our Corporate Question Answering Service helps companies provide a human-like online interface for their customers. Answering more than 1.5 million questions per day across our question answering services, we believe that we handle answers to a broad range of plain English questions.

     Beginning with only 3,000 questions per day in our first month of operation, Ask Jeeves answered nearly 1 million questions per day in April 1999, and the number of users has grown from 425,000 in September 1998 to more than
1.9 million in March 1999. Although we have experienced significant growth in questions asked per day, we have incurred significant net losses in each fiscal quarter since our inception, and as of March 31, 1999, we had an accumulated deficit of approximately $9.7 million. By leveraging our proprietary tools and technologies, we have been able to grow the knowledge base supporting Ask Jeeves from 30,000 answers to more than 7 million answers over the past two years. Ask Jeeves has grown from answering a small number of reference and Web-related questions, to answering a wide range of questions from "Is it raining in Paris?" and "Where can I comparison shop for cameras?" to "How can I improve my golf game?" and "Am I in love?" We believe that our ability to provide users with a more satisfactory and productive Web experience will allow us to connect users to providers of products and services in a more targeted way than other services on the Internet, thereby better unlocking the power of electronic commerce.

     Our Corporate Question Answering Service is designed to improve customer satisfaction on corporate Web sites, improve conversion rates of browsers to purchasers and reduce expensive support costs such as phone calls to call centers. Because we introduced our Corporate Question Answering Service in December 1998, our revenues from this service have not been material through March 31, 1999.

INDUSTRY BACKGROUND

     The Internet has emerged as a mass-market communications medium, enabling millions of users to obtain and share information, interact with each other and conduct business electronically. International Data Corporation ("IDC") estimates that the number of Internet users will increase from approximately 97 million at the end of 1998 to approximately 320 million by the end of 2002, representing a compound annual growth rate of approximately 35%. This growth is being driven by an increasing base of computers in the home and in the workplace, improvements in network infrastructure, more convenient, faster and inexpensive Internet access, advances in computer and modem technology, increased public awareness of benefits of using the Internet and improving user interfaces. These factors make the Internet accessible to inexperienced users as well as the technologically sophisticated. In addition to its benefits for individuals, the ubiquity of the Internet as a global communications tool provides businesses with a new, attractive vehicle to deliver product information, market and sell products and services and provide post-sales support. According to IDC, worldwide electronic commerce revenue is expected to increase from approximately $32 billion in 1998 to more than $425 billion in 2002, representing a compound annual growth rate of approximately 90%. The market for the facilitation of electronic commerce is expected to continue to represent only a small portion of the overall electronic commerce market. We have not generated any revenues through the facilitation of electronic commerce from inception through March 31, 1999.

     EVOLVING USE OF THE INTERNET BY INDIVIDUALS AND COMPANIES

     The Internet has evolved from a mere repository of information to a powerful personal tool for managing important aspects of users' lives. In addition to searching for information, individuals can, for instance, buy and sell products, maintain personal calendars and contact information, engage in personal securities transactions and communicate with others. In the future, individuals will have the opportunity to conduct more personal and professional activities through the Internet, creating more opportunities for businesses to reach users in a direct and focused manner.

     As the Internet has grown, many businesses have come to realize the commercial potential it offers. Businesses are embracing the Internet as an important vehicle for communicating with customers and changing traditional business processes and practices. As advertisers have turned to the Internet as a new way to reach consumers, businesses have developed content-rich Web sites designed to hold users' attention for extended time periods. More recently, new technology has enabled commercial transactions to be conducted over the Internet, creating the opportunity for business-to-consumer and business-to-business electronic commerce.

     We believe that the creation of highly intuitive and intelligent Web sites designed to manage a company's interactions with its customers is an emerging market opportunity. Given its pervasiveness, the Internet has the potential to enable companies to electronically manage the entire customer value chain, including:

      --  attracting or delivering the customer;

      --  providing the customer with easy access to requested information;

      -- retaining the customer's attention by expanding the scope of the interaction;

      --  enabling the customer transaction;

      --  dealing with customer post-sales questions; and

      -- improving management of the customer relationship by collecting and analyzing customer data.

     Properly developed, these consumer-friendly Web sites may alter the way businesses interact with their customers. Nevertheless, significant shortcomings in the way users interact with the Internet must be overcome for this market opportunity to be fully realized.

     CURRENT INTERNET NAVIGATION

     While the growth of the Internet has drawn users at an unprecedented pace, the volume of online information has made it increasingly difficult for users to navigate the Internet effectively. According to Forrester Research, 1.5 million new Web pages are added to the Internet every day. To take full advantage of the Web, users must be able to successfully navigate a network of dispersed Web sites, which are generally not connected in a logical fashion.

     Users currently rely on Internet search engines or directories of Web sites and Web pages to locate information and make online purchases. Search engines typically require consumers to construct keyword or complex search strings that often result in hundreds or thousands of matches. As directories become larger, they require users to move through large and complex hierarchies of information. As the Internet grows, consumers using conventional search and directory products are finding that locating the information they need is increasingly difficult and electronic commerce vendors are losing opportunities for sales.

     The difficulty of online navigation does not end with finding the desired Web site. Once there, users are faced with the difficulty of searching an overwhelming amount of information. According to Forrester

Research, major corporate Web sites now have thousands of pages, which often makes finding relevant information a frustrating and time-consuming experience. Consumers often must click through multiple "frequently asked questions" pages or navigate long data trees to locate desired information. Unable to find answers to their questions about a product, service or price, consumers often delay the buying decision or give up entirely. Compounding the problem, corporate Web sites are generally not tailored to individual needs. In addition, we believe that corporate Web sites do not currently have the ability to carry on an effective dialogue with existing or potential customers.

     Further, companies need to provide a means by which their customers and potential customers can more easily find relevant information about products and services on their Web site. While online shoppers cite convenience as the reason for choosing electronic commerce, according to IDC, over 70% abandon their "shopping carts" because they have problems or questions. According to Forrester Research, the online conversion rate or the percentage of visitors who complete a purchase, is 2.7%, similar to that of unsolicited direct mailings through conventional mail.

     We believe that to fulfill the promise of the Internet, access to relevant information, products and services must become simpler and quicker. Until navigation on the Internet improves, consumers will become increasingly frustrated with their online experiences, and companies will be frustrated by their inability to provide an easy and intuitive user interface and as a result to maximize returns on their investments in Internet strategies. We believe that a more direct and personal means of interacting with the Internet will improve the user's experience and enhance companies' returns from Internet strategies. This will, in turn, make the Internet more valuable to consumers and companies alike.

THE ASK JEEVES SOLUTION

     We have developed and deployed natural-language question answering services, creating an easier, more intuitive and more efficient way of finding answers on the Internet. Our proprietary technologies, including natural-language parsing software, knowledge base technology and data mining processes, allow our users to ask questions and find answers without human intervention. Our editors create new confirming questions on an ongoing basis to update the Ask Jeeves knowledge base. However, our users' retrieval of information is entirely automated. Our question answering services make relevant information, products and services on the Web directly accessible to consumers and enhance the commercial potential of corporate Web sites. Answering more than
1.5 million questions a day across our question answering services, we believe that we handle a broad range of plain English questions.

     We have two principal businesses based on the same underlying technology. The core of our Consumer Question Answering Service, Ask Jeeves, at Ask.com, allows users to obtain answers to millions of questions online. Our Corporate Question Answering Service helps companies provide a human-like interface for their customers and is supported by professional services, maintenance and per answer fees. We generated approximately 77%, 20% and 3% of our revenues in 1998 through Internet advertising, knowledge base licensing fees to three companies that provide Internet-wide navigation services and sales of our Corporate Question Answering Service to corporate customers, respectively.

     HOW ASK JEEVES WORKS

     A user of our question answering services begins by entering a question in plain English. Our proprietary question processing engine ("QPE") parses the question for word meaning and grammar and then maps it to a set of questions in the Ask Jeeves knowledge base. Our interactive system suggests additional related questions that are likely to be responsive to the user's needs. These questions create an electronic dialogue with the user that not only helps the user find the desired information but also educates the user about a range of related topics and electronic commerce possibilities. After the user chooses from among these dialogue questions, Ask Jeeves connects the user to a page on a Web site containing the desired information without requiring any additional navigation. The user can return to the dialogue questions for other information and shopping links offered by our question answering services.

     We created the Ask Jeeves question answering services to become smarter in response to consumer questions and needs. Our system is built on the belief that a large percentage of the questions asked can be mapped to a manageable number of answers. The Ask Jeeves technology records all the questions consumers ask and our editors apply this information to update the knowledge bases.

     THE CONSUMER QUESTION ANSWERING SERVICE

     Ask Jeeves, at Ask.com, was launched in April 1997 to make finding answers to questions easier. We believe that Ask Jeeves offers consumers the following benefits:

     Ease of use. Users have access to a human-like, intuitive interface with the Web and can ask their questions in plain English. Users can spend less time searching and more time obtaining relevant information.

     Relevance. Ask Jeeves parses a user's query for word meaning and grammar. Our proprietary technology allows us to respond with matching dialogue questions even if the user asks a question in a different way or uses words different than used in the question template in our knowledge base.

     Precision. Ask Jeeves can answer a wide range of questions, by pointing the consumer to a small set of relevant answers, avoiding hundreds or thousands of search results which are often produced by search engines or directory searches. These answers have been selected by our editors and validated for accuracy and quality.

     Ability to learn. Our technology monitors and analyzes all the questions asked on Ask Jeeves. Our editors use the information to update the knowledge base regularly, making Ask Jeeves smarter. Because our knowledge base is built on past usage by other consumers, we believe it is better adapted to the needs of future consumers than traditional software-driven search engines.

     In addition to being a valuable advertising medium, Ask Jeeves can link users with electronic commerce merchants who offer relevant products and services. Approximately 79% and 21% of our revenues attributable to the Consumer Question Answering Service are derived from Internet advertising and knowledge base licensing fees, respectively.

     THE CORPORATE QUESTION ANSWERING SERVICE

     We also deploy our proprietary technologies and editorial tools to customize our question answering service for a company's Web site to enable intuitive online interaction between the company and its customers. We believe visitors to a corporate question answering service-enabled Web site can readily find desired information through a simple question and answer dialogue. Further, we believe that our Corporate Question Answering Service provides companies with the following advantages:

     Increased conversion rates. The Corporate Question Answering Service is designed to provide quick and direct answers, reduce the customer's frustration level and supply additional product suggestions relevant to the question asked by the customer or potential customers on a company's Web site. As a result, we believe that more users will make purchases on these Web sites.

     Lowered support costs. The Corporate Question Answering Service is designed to enable more effective online customer self-service. We believe that implementation of the Company's technology on our corporate customers' Web sites, will facilitate their users' access to information, on a self-service basis, thereby reducing the costs to our corporate customers of phone and e-mail interactions with their customers.

     Improved customer satisfaction and retention. By providing intuitive interaction and relevant answers, we believe that the Corporate Question Answering Service makes interacting with a company's Web site faster and easier.

     Valuable customer data. By collecting and analyzing questions and customer preferences, we believe that the Corporate Question Answering Service offers an efficient and inexpensive means for companies to obtain market data and improve customer loyalty.

     Outsourced development. By providing a stand-alone, fully outsourced service, the Corporate Question Answering Service can be easily developed using existing company Web content and maintained without interference with a company's other information systems infrastructure.

THE ASK JEEVES STRATEGY

     Our strategy is to establish Ask Jeeves as the leading question answering service provider for information, products and services on the Internet. The key elements of our strategy are as follows:

     Continue to Build the Ask Jeeves Brand. To enhance public awareness of our question answering services, we are pursuing an aggressive brand development strategy through mass market and targeted advertising, promotions and public relations. Our branding strategy centers on the Jeeves character, a friendly and trusted assistant who provides help and guidance on the Web. We believe that building our brand will increase traffic to Ask Jeeves and, as a result, increase revenues from advertising and transactions. We also believe that enhancing our brand will increase licensing opportunities with corporate customers.

     Unlock Electronic Commerce for Consumers and Corporations. Because Ask Jeeves' question answering services can intuitively and intelligently connect users with product and service purchase opportunities, we believe it offers powerful targeting advantages over other Internet-based alternatives. To further enhance the electronic commerce potential of our services, we plan to aggressively devote resources to expanding the scope and breadth of shopping-related questions. For example, we will continue to leverage our technology to provide users with access to consumer information, such as product reviews and pricing data, which empowers the user with enough knowledge to complete a transaction. For our corporate service customers, we plan to continue broadening the application of our question answering service beyond customer and technical support into services specifically geared to guiding customers through purchases directly on a corporate Web site.

     Leverage the Ask Jeeves Brand to Continue Expansion of Our Corporate Question Answering Service. We believe that the Jeeves brand is attractive to corporations seeking to improve their online customer interactions. To continue expanding our corporate question answering service, we are initially focusing on technology and financial services, both of which are markets with complex products and services requiring a high level of pre- and post-sales customer support. We believe that our strategy of focusing on key markets will enhance our competitive advantage by allowing us to leverage the expertise gained in building each successive knowledge base.


     Outsource Corporate Question Answering Service Implementation. To enable us to provide our corporate question answering service to the broadest possible range of corporate customers, we intend to supplement our direct sales and implementation capability by licensing tools to selected third-party technology integration vendors. This outsourcing strategy will allow us to reach the significant customer base of these strategic partners, while reducing the amount of direct labor we must apply to implement new Corporate Question Answering Services. For example, we recently entered into a relationship with USWeb/CKS under which USWeb will provide outsourced professional services to create, implement and maintain corporate question answering services.


     Make Ask Jeeves Smarter. To maintain our competitive advantage, we must continue to develop a rich base of questions and related answer links for our knowledge base. To supplement the ongoing efforts of our editors in increasing the breadth of our knowledge base, we intend to enter into arrangements with large content providers to link answers in their content to a base of questions contained in Ask Jeeves.

PRODUCTS AND SERVICES

     The Ask Jeeves question answering services provide users a fast, easy and intuitive way to find information, products and services on the Internet. We combine proprietary tools and technologies with editorial judgment to let users ask questions in plain English and to direct them to a small selection of relevant destinations on the Internet. Unlike traditional Web navigation methods that require keywords or complex search strings, and often generate hundreds or thousands of responses, our natural-language question answering service generally provides "two-click" access to relevant Web sites.

     CONSUMER QUESTION ANSWERING SERVICE

     Ask Jeeves at Ask.com. Initially introduced to handle general reference and Web-related questions, Ask Jeeves has become a popular destination site, where users get answers to a broad range of questions from "Why is the sky blue?" to "Where can I buy flowers online?" The following table illustrates the breadth of questions that Ask Jeeves can answer:

COMPUTERS                                      MONEY
---------------------------------------------  ---------------------------------------------
What are Web cookies?                          How much do I need to save for retirement?
Where can I find computer deals online?        What is an annuity?
How do I install a modem?                      Where can I bank online?
Where can I find anti-virus software?          How much life insurance do I need?
How can I create my own Web page?              How does the stock market work?
ENTERTAINMENT                                  REFERENCE
---------------------------------------------  ---------------------------------------------
What parties are happening on New Year's Eve?  How many feet are in a mile?
Where can I see a magic trick online?          What does my phone number spell?
Are the Rolling Stones on tour?                How can I become Miss America?
What's on TV tonight?                          Why is the sky blue?
What happened on this day in rock and roll     Who was the first woman in space?
history?
                                               ROMANCE
FAMILY                                         ---------------------------------------------
---------------------------------------------
                                               Am I in love?
How can I help my child with her homework?     How do I get out of the doghouse?
How do I train my dog?                         How do I write a love poem?
Where can I find a good summer camp for kids?  What are some good date ideas?
What should I name my baby?                    How can I prepare a romantic dinner?
How much will it cost to send my child to
college?                                       SHOPPING
                                               ---------------------------------------------
GEOGRAPHY
---------------------------------------------  How can I order a pizza over the Internet?
                                               What is a good anniversary present?
What are the Seven Wonders of the World?       What are the latest fashions?
How deep is the ocean?                         Where can I comparison shop for cameras?
Where can I find a current map of the world?   Where can I find recommendations on software?
Where are the deserts of the world?
What is the capital of Malaysia?               SPORTS
                                               ---------------------------------------------
HEALTH
---------------------------------------------  Where can I buy a snowboard?
                                               When are the Giants playing next?
How can I cure my headache?                    Where can I sign up for a fantasy football
Is yawning contagious?                         league?
How can I get rid of allergies?                Who won the first World Series?
Where can I find a good gym?                   Where can I get my scuba diving
How do antioxidants work?                      certification?
KIDS                                           TRAVEL
---------------------------------------------  ---------------------------------------------
Where can I play a game with Elmo?             What's the weather in New York?
When do I capitalize a letter?                 How can I renew my passport?
Where can I get facts on dinosaurs?            How can I optimize my frequent flier miles?
What is static electricity?                    What are good travel tips for going abroad?
Where can I hear the sound a lion makes?       Where can I find cheap airline tickets?

     Ask Jeeves was designed to create a more personal interaction with users. The Jeeves character is intended to be a helpful, trusted assistant for our users, providing help and guidance when they visit our Web site. We believe that Jeeves will help us increase awareness and user loyalty to Ask Jeeves.

     The Question Answering Process. Visitors to our Web site can type a question in plain English and click the "Ask" button. Ask Jeeves creates an interaction with the user by presenting a selection of dialogue questions based on the word meaning and grammar of the original query. When the user clicks on the appropriate dialogue question, Ask Jeeves provides a direct link to the page on a third-party Web site that contains the answer.

     For example, a visitor to Ask Jeeves can enter the question:

   [Screen shot of Ask Jeeve's Web site home page with the question "Where can I find a recipe for creme brulee?"]

LOGO

     Ask Jeeves parses the question for word meaning and grammar and displays a selection of dialogue questions, which help refine the visitor's query. The dialogue questions also alert users to related possibilities, including relevant electronic commerce opportunities. For example, in addition to answering the question "Where can I find a recipe for creme brulee?" our service gives users the option to click on the "Shop" question "Where can I buy a book about cooking?" Ask Jeeves also presents results from several leading search engines to supplement the Ask Jeeves answers. We believe that the question answering and "Shop" functionalities provide significant opportunities for existing and new advertising and electronic commerce partners.

 [Screen shot of Ask Jeeve's Web site second page containing a set for dialogue questions in response to the question "Where can I find a recipe for creme brulee?"]

                                      LOGO

     After users click on the "Ask" or "Shop" button next to the question that most clearly represents what they are looking for, Ask Jeeves links users to a relevant Internet destination containing the answer. We are generally able to point users directly to the specific page of a third-party Web site that contains the answer, rather than the home page, thus eliminating several unnecessary clicks. All answers have been selected by our editors and checked for credibility, accuracy and relevance.
                                      LOGO
[Screen shot page on a third party Web site containing the answer to the question "Where can I find a recipe for creme brulee?"]

     Features. Ask Jeeves offers a number of features:

     - Shopping. We believe that our ability to answer questions and connect consumers with the relevant providers of goods and services in a non-intrusive way presents a compelling electronic commerce opportunity. We direct users to a wide variety of shopping-related information, such as price comparisons and product reviews. We believe these features will create loyal users who will use Ask Jeeves as an online personal shopping assistant.

     - Channels. Ask Jeeves has created a series of vertical channels that present frequently asked questions on specific subjects. We created Ask Jeeves for Kids, at ajkids.com, and the computer, entertainment, family, health, money, shopping and travel channels, to reflect the topics most frequently asked by Web users. These channels allow users to browse questions which we have answered for other users. These channels offer highly targeted opportunities for our advertising and electronic commerce partners. Currently, advertisers directly sponsor our presentation of these channels.

     Ask Jeeves for Kids, at ajkids.com, our flagship channel, is geared to children, teachers and parents. A special editorial team ensures that all answers are appropriate for children. Accessed through a link on Ask Jeeves or at Ask Jeeves for Kids, children can find answers to their questions using the same question answering service used on Ask Jeeves. A kid-safe meta-search option is also provided using a filtering system provided by SurfWatch. Ask Jeeves for Kids received an Editor's Choice Award from PC Magazine in 1998.

We believe that our ability to offer an easy, safe and credible resource for children will present corporate partnership opportunities.

     - Meta-search. We offer a meta-search capability that provides results from leading search engines in response to each question. This feature supplements the information in our knowledge base. We believe that this functionality increases user satisfaction and loyalty.

     - Other Features. Ask Jeeves includes a "Take a Peek" feature to allow users to see the most recently answered questions, which are refreshed every 30 seconds. This provides both entertainment and guidance about the types of questions Ask Jeeves can answer. Visitors can also take advantage of the "New User Tour" to receive instruction on how to use Ask Jeeves. Visitors can also click on the "Play a Game" feature to build familiarity with the capabilities of the site.

     We have selectively licensed our Consumer Question Answering Service knowledge base to enhance the Internet-wide search capabilities of company's Web sites. We entered into these arrangements to endorse and promote our brand awareness. We currently license our knowledge base to AltaVista, Infonautics Corporation and Netscape Communications, Inc. We do not currently anticipate entering into similar knowledge base licensing arrangements in the future.

     CORPORATE QUESTION ANSWERING SERVICE

     We provide a custom question answering service for companies to help them quickly connect their customers with relevant information, products and services on their Web sites. Our customers use our Corporate Question Answering Service to increase conversion rates of browsers to purchasers, improve customer satisfaction on their Web sites, and reduce expensive support costs, such as those associated with call centers. We currently provide question answering services to BellSouth Corporation, Compaq Computer Corporation, Datek Online Holdings Corporation, Dell Computer Corporation, Iomega Corporation, Micron Technology, Inc., Oxygen Media, Inc., Office Depot, Inc., Toshiba America Information Systems, Inc. and WebTV, Inc.

     Companies can use our question answering service across their entire Web site or limit it to a specific section or function. For example, a company can use our question answering service to address only pre-sales or support-related questions. Companies can also license the knowledge bases that support Ask Jeeves to provide their visitors access to answers that reside on other Web sites.

     Ask Jeeves provides its custom question answering services on an outsourced basis with little involvement from the customer's technical personnel. The development of the service begins with the creation of a customized knowledge base by our professional services group or, in the future, one of our strategic implementation partners. The editors creating the knowledge base are trained to develop dialogue questions and to provide links to content on the company Web site that provides answers to the questions visitors are most likely to ask. A typical implementation, which takes approximately three months, requires the development of question templates that link to the customer's existing Web site content.

     Once the Corporate Question Answering Service is operational, our proprietary tools are used to collect, analyze and report the questions asked and overall user behavior patterns. Our customers pay us to maintain their knowledge bases. In addition, we provide user question data to our customers, allowing them to improve their Web site content and adjust their marketing, merchandising and product development strategies.

     The following table illustrates the breadth of questions that a corporate question answering service can answer:

             GENERAL INFORMATION                            PRODUCT INFORMATION
             -------------------                            -------------------
Where are you located?                         What is the best printer for digital photos?
Where can I find recent press releases?        What are the advantages of online banking?
Are you hiring?                                How can I upgrade my computer to Windows 98?
Who are your customers?                        Do you have educational software to help
Where can I get a copy of your annual report?  with math?
                                               How can I invest in mutual funds?

                 TRANSACTION                                      SUPPORT
                 -----------                                      -------
How much tax do I have to pay in Wisconsin?    How do I get rid of the black lines on my
What is your return policy?                    monitor?
Do you offer any discounts?                    Where can I find technical support
Will an extra charges be added to my           documentation?
purchase?                                      How do I troubleshoot my floppy disk drive?
How quickly can I receive my order?            What services are available in my support
                                               plan?
                                               How can I check the status of my order?

TECHNOLOGY AND OPERATIONS

     Ask Jeeves has created a proprietary technology and production system aimed at creating a unique user experience that emphasizes ease of use, relevance, precision and ability to learn. The goal of the Ask Jeeves technology is to combine the strengths of natural-language parsing software, data mining processes, knowledge base creation and maintenance tools with the cognitive strengths and capabilities of human editors. Our technology matches our user's question to a short list of dialogue questions and directs the user to corresponding answers on the Internet. To do this, we focus on five main areas: the question processing engine, the knowledge base creation and maintenance process, the customer data mining process, the editorial process and the scalable operation of the entire system.

     THE QUESTION PROCESSING ENGINE

     The Question Processing Engine ("QPE") is an internally-developed proprietary engine that drives our question answering services. The QPE uses our natural-language parsing software to tokenize, or identify the terms in, each user question. The QPE then takes the user's question and analyzes it syntactically and semantically. The syntactic analysis extracts information about the role that each word fills in the question, while the semantic analysis extracts information about the meaning of the words in the question. Then the question is reorganized into a structure that is compatible with our "question templates." A question template is a master question to which many natural language questions are matched. This processing allows the system to match appropriate question templates to the user's question, even if the user asks the question in a different way or is using different words than used in the question templates. For example, if a user asks "Who is the king of Siam?" the service can correctly tell that this is equivalent to "Who is the head of state of Thailand?" a question template that is stored in the knowledge base.

     The matching question templates are then displayed for the user as dialogue questions. A dialogue question is a question template customized to respond to a user query. When the user picks a dialogue question, the QPE then extracts an "answer template" from the knowledge base that contains the information to link the user directly to a destination on the Internet, including static and dynamic Hypertext Markup Language ("HTML") pages. The answer templates have been editorially selected for relevance, accuracy, credibility and quality of the answer link. A meta-search, which generates links to answers from several leading search engines, is included with every response to supplement answer templates available or to provide answers when there are no matching question templates.

     The diagram below shows the Ask Jeeves QPE and question answering process:
                                      LOGO
Description of the Diagram depicting the QPE and question answering process:
1) Graphic depicting person at computer
   Caption: User visits Ask Jeeves and asks a question
2) Box with heading: Question Processing Engine
  a) Box containing word: Tokenize
     Box containing question: Where can I buy antique furniture?
     Caption: QPE identifies the terms within the question
  b) Box containing word: Parse
     Box containing question: Where can I buy antique furniture?
     Caption: QPE parses the question for word meaning and grammar using semantic and syntactic analysis
  c) Box containing word: Normalize
     Box containing question: Where can I buy antique furniture?
     Caption: Question is reorganized into a structure that is compatible with Ask Jeeves question templates
  d) Box containing word: Match
     Box containing text: Ask Jeeves Knowledge Base; Where can I buy; How much is; Why is: Who is; How can I find a yellow pages listing for
     Caption: Question is matched against question templates
  e) Arrow to box outside larger box with text: User Log
     Caption: User questions are recorded daily
3) User selects from a set of customized question templates presented as dialogue questions by the QPE
4) Box depicting Web page frame containing text: Answer
   Caption: User is directed to the Internet destination containing the answer

     THE KNOWLEDGE BASE

     Our knowledge base is a collection of question templates and answer templates. Each knowledge base for the Consumer and Corporate Question Answering Services is created and maintained using a set of internally developed proprietary tools which allow content editors to make efficient editorial judgments about what questions should be included and which Web pages, databases or other sources of information on the Internet provide the best answer to a particular question. These tools facilitate a variety of tasks such as creating question templates and managing knowledge base content. In addition, these tools enable editors to automatically map sites for answers and content, making the integration of new content into a knowledge base more efficient. The tools also help content editors maintain the knowledge base for accuracy and quality by frequently checking all links from the knowledge base to the Web to ensure that links are functioning and that the content is still appropriate for the related question.

     DATA MINING PROCESS

     The Ask Jeeves data mining process stores, analyzes and reports on all queries asked of the Ask Jeeves question answering services. In the process of responding to user questions, the QPE logs all questions and the selected dialogue questions to a "user log." This user log tracks whether or not the user's questions were answered. We carefully analyze this information to determine patterns in the usage of our question answering services. This data not only helps editors determine what questions should be answered, but it also enables corporate customers to identify content gaps on their Web sites. Our data mining process improves the performance of the underlying system by automatically discovering terms not previously identified by the system.

     THE EDITORIAL PROCESS

     Our editorial process is aimed at taking advantage of the cognitive ability of individuals to understand the questions people ask and to determine the quality of the Web sites containing the answers. Our editors focus on conforming the knowledge base to the questions most frequently asked by our users. We have found that people tend to ask the same or similar questions. Therefore, we believe that by providing answers to an estimated 20% of the questions our users ask, we are providing answers to an estimated 80% of our users. As editors build up a base of questions, answers, terms and phrases in a specific area of knowledge and interest, the human effort required to add to that knowledge base diminishes.

     The diagram below illustrates our editorial process:
                                      LOGO

     SCALABILITY AND OPERATIONS

     Our Consumer and Corporate Question Answering Services run on arrays of Intel-based server systems running Microsoft Windows NT and Internet Information Server Software. The QPE is written in the C++ computer language and is optimized to handle high traffic volumes. The Ask Jeeves' knowledge bases are deployed on these servers as read-only, memory mapped files. To scale our service as traffic increases, we only need to install our QPE and knowledge base on additional servers.

     The servers hosting Ask Jeeves, and some of our corporate customers' Web sites, are located at Frontier Global Center in Palo Alto, California. This hosting center provides routing and communication lines with a variety of major Internet backbone providers, as well as continuous monitoring and communications support. It also provides its own power generators and multiple, redundant backup systems. We maintain significant server over-capacity at Frontier Global Center so that if certain servers fail, the remaining servers can service our entire user traffic.

CUSTOMERS

     The following is a list of our ten largest advertisers by revenues in 1999, and a complete list of our electronic commerce merchants and licensing customers, as of May 31, 1999:

          ADVERTISING             ELECTRONIC COMMERCE             LICENSING CUSTOMERS
          -----------             -------------------             -------------------
  theglobe.com                   Amazon.com                AltaVista Company
  WebPower                       BarnesandNoble.com        BellSouth Corporation
  GoTo.com                       Bigstar                   Compaq Computer Corporation
  AutoNation, Inc.               Big Words                 Datek Online Holdings Corporation
  MSN.com                        CDNow.com                 Dell Computer Corporation
  Fortunecity                    CD Universe               Iomega Corporation
  eBay, Inc.                     Computer Discount         Infonautics Corporation
  NetVision, Inc.                Warehouse                 Micron Technology, Inc.
  WebShopper                     Creative Computers        Netscape Communications
  Finet Holdings Corp.           DVD Express               Corporation
                                 DVD Wave                  Office Depot, Inc.
                                 eBay                      Oxygen Media, Inc.
                                 eToys                     Toshiba America Information
                                 First Source              Systems, Inc.
                                 FTD Florist               WebTV, Inc.
                                 Global Electronic
                                 Music Marketplace
                                 Gift Tree
                                 IC-Direct
                                 My Simon
                                 PC Flowers
                                 Powell's
                                 Pro Flowers
                                 Reel.com
                                 911 Gifts

     To date, a significant portion of our revenue has been attributable to a limited number of customers. AltaVista Company and theglobe.com accounted for approximately 14% and 13%, respectively, of our total revenues for the year ended December 31, 1998 and approximately 11% and 21%, respectively, of total revenues for the period ended March 31, 1999. In addition, in the coming year we expect that revenues associated with the Corporate Question Answering Service will be heavily dependent on a limited number of customers.

SALES AND MARKETING

     We have a direct sales force that targets advertisers and electronic commerce merchants. Advertising sales on Ask Jeeves have been generated primarily by our internal advertising sales organization. Our internal advertising sales force maintains close relationships with advertisers by consulting regularly with them on design and placement of their Internet-based advertising, by providing them with advertising measurement analysis and by providing a high level of customer support. We also have agreements with third-party advertising sales organizations. We allocate a percentage of our advertising inventory to these third parties to include in their advertising sales networks. Our direct sales force consists of seven professionals as of April 30, 1999.

     We also employ a team of professionals that sell our question answering service to companies. The sales cycle for corporate sales takes approximately one to three months. During such time, our sales force works with customers on the design and functionality of our question answering service on the customer's Web site. This direct sales force consists of six professionals as of April 30, 1999.

     We believe that an aggressive brand promotion campaign will increase usage of Ask Jeeves, as well as attract additional advertisers and electronic commerce partners. Historically, we have relied on word-of-mouth publicity and some online advertising. Today, we engage a number of marketing tools to reach consumers, including online and offline advertising, public relations, direct mail, trade shows and ongoing customer communications programs. We recently began media advertising campaigns to build brand awareness, drive consumers to Ask Jeeves and generate increased awareness among corporate customers.

COMPETITION

     CONSUMER QUESTION ANSWERING SERVICE

     We face direct competition from companies that provide Internet-wide search and directory services. For example, we compete with search engines, including At Home Corporation, Inktomi and AltaVista, for the traffic generated by Internet users seeking links to third-party content to address their online information needs. We also compete with directory services, such as Yahoo and LookSmart because they provide alternative ways for users to obtain the desired information.

     CORPORATE QUESTION ANSWERING SERVICE


     Our Corporate Question Answering Service competes with a number of companies which are addressing the same need to improve automated or online customer service for corporate clients. While various companies are addressing this problem through a range of solutions, none competes directly with our approach of providing human-like online interfaces for company Web sites. The companies that provide automated online customer products and services against whom we compete can be categorized as follows:


   CATEGORY                      FOCUS                                   COMPETITORS
   --------                      -----                                   -----------
Web-based       Web-site specific:                       Inktomi Corporation, Primus
                Search engine, "frequently asked         Telecommunication Group, Inc., Inference
                questions" self-help problem resolution  Corporation, Verity, Inc. and Web Answers and expert systems
E-mail          Automated response to customer           Aptex Software, Inc., Brightware, Inc.,
                generated e-mail and automated routing   Egain Communications Corp., Kana
                of customer e-mail to appropriate        Communications, Inc. and Mustang Software,
                answer provider                          Inc.
Phone call      Receive, manage and track telephonic     Clarify, Inc., Siebel Systems, Inc.,
with customers  communications                           FaceTime Communications, Inc., Vantive
                                                         Corporation and Remedy Corporation

     Our ability to compete depends on many factors, many of which are outside of our control. These factors include: the quality of content, the ease of use of online services and the timing and market acceptance of new and enhanced online services. We believe we compete favorably with respect to each of these factors.

     Many of our existing competitors, as well as potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. This may allow them to devote greater resources than we can to the development and promotion of their services. Many of these competitors offer a wider range of services than we do. These services may attract users to our competitors' sites and, consequently, result in a decrease of traffic to our site. These competitors may also engage in more extensive research and development, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, partners, advertisers and electronic commerce partners. Our competitors may develop products and services that are equal or superior to ours or that achieve greater market acceptance. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to better address the needs of advertisers and businesses engaged in electronic commerce. As a result, it is possible that new competitors may emerge and rapidly acquire significant market share.

INTELLECTUAL PROPERTY

     Ask Jeeves seeks to protect its proprietary rights, but its actions may be inadequate to protect its patents, trademarks or other proprietary rights to prevent others from claiming violations of their proprietary rights. Ask Jeeves has one patent application on file with the United States Patent and Trademark Office for its "Grammar Template Query System." The "Grammar Template Query System" is an essential component of our technology, but if we are unable to receive a patent, our business will unlikely be materially and adversely affected. Ask Jeeves enters into confidentiality agreements with its employees and consultants and generally controls access to and distribution of its proprietary information. We also enter into non-disclosure agreements with third parties to whom we disclose confidential information. Despite Ask Jeeves' efforts to protect its proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use its proprietary information. The steps Ask Jeeves has taken may not prevent misappropriation of its proprietary information. Third parties may infringe or misappropriate Ask Jeeves' proprietary rights, which could have a material adverse effect on Ask Jeeves' business, results of operations and financial condition. The validity, enforceability and scope of protection of proprietary rights in Internet-related industries is uncertain and still evolving.

     Furthermore, third parties may assert infringement claims against Ask Jeeves. Claims relating to infringement of the trademarks and other intellectual property rights of third parties and any resultant litigation, should it occur, could subject Ask Jeeves to significant liability for damages and could result in the invalidation of Ask Jeeves' proprietary rights. In addition, even if Ask Jeeves prevails, any litigation could be time-consuming and expensive to defend, and could result in the diversion of management's time and attention, any of which could materially adversely affect Ask Jeeves' business, results of operations and financial condition. Any claims from third parties may also result in limitations on Ask Jeeves ability to use the trademarks and other intellectual property subject to those claims unless Ask Jeeves enters into agreements with the third parties responsible for those claims, which may be unavailable on commercially reasonable terms.

     To date, we have copyrighted all of our computer code, Web site design and the knowledgebases by affixing a standard copyright notice in the appropriate places. We have not registered any copyrights. We have also applied for registered trademark status for "Ask Jeeves," "Ask.com," "Ask Jeeves Kids," and "KidsAsk.com" and our logo and service marks in the United States. We have applied for registered trademark status of "Ask.com" with the appropriate offices in Tunisia for international protection. We seek to protect our copyrights, service marks, trademarks, trade dress and trade secrets through a combination of laws and contractual restrictions, such as confidentiality agreements. For example, we attempt to register our trademarks and service marks in the United States and internationally. However, effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are made available online. Because we are devoting significant resources to building our brands, primarily "Ask Jeeves" and "Ask.com," through media advertising campaigns, if we are not granted registered status for the trade and service marks for which we have applied, or if we are unable to defend our intellectual property rights, our business may be materially and adversely affected.

     We currently own a number of Internet domain names including Ask.com, askjeeves.com and ajkids.com. Domain names generally are regulated by Internet regulatory bodies. The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. We, therefore, could be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights.

NEW AND EXISTING REGULATION ON THE INTERNET

     We are subject to the same federal, state and local laws as other companies conducting business on the Internet. Today there are relatively few laws specifically directed towards online services. However, due to the increasing popularity and use of the Internet and online services, it is possible that laws and regulations will be adopted with respect to the Internet or online services. These laws and regulations could cover issues such as online contracts, user privacy, freedom of expression, pricing, fraud, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain.

     Several states have proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission also has recently started a proceeding with one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues could directly affect the way we do business or could create uncertainty in the marketplace. This could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could otherwise harm our business. In addition, goods to users worldwide, foreign jurisdictions may claim that we are required to comply with their laws. In some jurisdictions, we will be required to collect value-added taxes on our fees. Our failure to comply with foreign laws could subject it to penalties ranging from fines to bans on our ability to offer our services.

EMPLOYEES

     As of April 30, 1999, we had approximately 200 employees. We have never had a work stoppage, and no employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

FACILITIES

     Our headquarters are currently located in a leased facility in Berkeley, California, consisting of approximately 13,000 square feet of office space that is under a three-year lease with two years remaining. Our annual rental expense under this lease during 1998 was approximately $81,000, which is subject to annual increases. We have entered into a lease agreement to relocate our headquarters to a new facility located in Emeryville, California in the third quarter of 1999. The original term of the lease is sixty-one months, with an option, exercisable by us, to extend the lease for up to two additional five-year terms. The new facility will consist of approximately 37,500 square feet and our annual rental expense under this lease during 1999 is expected to be approximately $1,050,000. We also have an option to lease up to an additional 36,000 square feet in the same facility. We believe that this facility will be adequate for our current and foreseeable future needs.

LEGAL PROCEEDINGS

     We are not a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The following table sets forth information regarding the executive officers, directors and key employees of Ask Jeeves as of May 31, 1999:

                  NAME                       AGE                    POSITION
                  ----                       ---                    --------
Roger A. Strauch(1)......................    43     Chairman of the Board
Robert W. Wrubel.........................    38     President, Chief Executive Officer and
                                                    Director
David C. Warthen.........................    41     Chief Technical Officer
Edward D. Briscoe III....................    36     Senior Vice President and General
                                                    Manager, Consumer Question Answering
                                                    Service
Laurence G. Fishkin......................    45     Senior Vice President, Business
                                                    Development
M. Bruce Nakao...........................    55     Chief Financial Officer
Frank A. Vaculin.........................    41     Senior Vice President and General
                                                    Manager, Corporate Question Answering
                                                    Service
George Lichter...........................    48     President of Ask Jeeves International
Amy Slater...............................    45     General Counsel and Secretary
Christine M. Davis.......................    41     Controller
A. George Battle(1)(2)...................    55     Director
Garrett Gruener(1).......................    44     Director
Daniel J. Nova(2)........................    37     Director
Benjamin M. Rosen........................    65     Director
Geoffrey Y. Yang(1)......................    40     Director

---------------

(1) Member of the compensation committee.

(2) Member of the audit committee.


     Roger A. Strauch has served as Chairman of the Board of Ask Jeeves since August 1997. Mr. Strauch was Chief Executive Officer of Ask Jeeves from January 1998 to November 1998. Mr. Strauch served as Chief Executive Officer and Chief Financial Officer of Symmetricom, Inc., a manufacturer of mixed signal integrated circuits and telecommunications hardware, from June 1998 and July 1998, respectively, through December 1998. Since July 1997, Mr. Strauch has served as Chairman of the Board of the Roda Group, a venture development firm based in Berkeley, California. From 1989 to June 1997, Mr. Strauch served as President and Chief Executive Officer, then Chairman of the Board of TCSI Corporation, a telecommunications software company.


     Robert W. Wrubel has served as Chief Executive Officer and a director of Ask Jeeves since November 1998 and has served as President since May 1998. From February 1993 to May 1998, Mr. Wrubel was employed by Knowledge Adventure, Inc., an educational software company, in various capacities, including Chief Operating Officer from February 1997 to May 1998, Vice President, Product Development from August 1995 to February 1997 and Executive Producer from February 1993 to July 1995.

     David C. Warthen has served as Chief Technical Officer of Ask Jeeves since August 1997. Mr. Warthen is a founder of Ask Jeeves and served as a director from June 1996 to February 1999 and as Chief Executive Officer and Chief Financial Officer from June 1996 to August 1997. In May 1988, Mr. Warthen founded Desktop Software, a custom software development firm, where he served as sole proprietor until June 1996. From 1983 to 1988, Mr. Warthen served as Director of Engineering at Virtual Microsystems, Inc., a software and hardware company.

     Edward D. Briscoe III has served as Senior Vice President and General Manager, Consumer Question Answering Service of Ask Jeeves since February 1999. From January 1995 to January 1999, Mr. Briscoe was employed by Iomega Corporation, a data storage company, in various capacities including President, Personal

Storage Division from January 1997 to January 1999 and Vice President, Global Sales from January 1995 to December 1996. From May 1993 to December 1994, Mr. Briscoe was Director of Sales and Marketing for the Personal Interactive Electronics Division of Apple Computer, Inc., a computer manufacturing company.

     Laurence G. Fishkin has served as Senior Vice President, Business Development of Ask Jeeves since January 1999. From January 1998 to September 1998, Mr. Fishkin served as Vice President of Business Development for Relevance Technologies, Inc., a knowledge management software company. From September 1996 to June 1997, Mr. Fishkin served as Vice President of Business Development and Acting General Manager for Yahoo! Marketplace, a joint venture between Yahoo! Inc., an Internet portal company, and Visa International, Inc., a credit services provider. From June 1992 to February 1994, Mr. Fishkin served as Director of Business Development and from February 1994 through August 1996, Mr. Fishkin served as Vice President of Business Development for Information Access Company, a database publishing company and a division of Ziff-Davis Publishing.

     M. Bruce Nakao has served as Chief Financial Officer of Ask Jeeves since April 1999. From August 1996 to April 1999, Mr. Nakao served as Senior Vice President and Chief Financial Officer of Puma Technology, Inc., a software company. From May 1986 to August 1996, Mr. Nakao served as Senior Vice President and Chief Financial Officer of Adobe Systems Incorporated, a graphic software company. Mr. Nakao is a member of The Roda Group advisory board.

     Frank A. Vaculin has served as Senior Vice President and General Manager, Corporate Question Answering Service of Ask Jeeves since January 1999. From August 1996 to January 1999, Mr. Vaculin served as Vice President of North American Sales for Softbank Services Group, a leading provider of outsource services to technology companies. From October 1993 to August 1996, Mr. Vaculin was employed by Borland International, a software company, in various capacities, including Senior Vice President and General Manager, Desktop and LAN Tools, Vice President North American Sales, Technical Support and Service, and Director of Channel Sales.

     George Lichter has served as President of Ask Jeeves International since May 1999. From January 1997 to May 1999, Mr. Lichter served as Senior Vice President, Business Development of Havas Interactive/Cendant Software. From 1994 to 1997, Mr. Lichter served as Vice President New Business Development of Knowledge Adventure. From 1993 to 1994, Mr. Lichter was employed as an attorney at the law firm of Rosenfeld, Meger & Susman.

     Amy Slater has served as General Counsel and Secretary for Ask Jeeves since November 1997. From January 1996 to November 1997, Ms. Slater was in private law practice with an emphasis on intellectual property law. From December 1993 to October 1995, Ms. Slater was employed by Oracle Corporation, a relational database software company. From October 1990 to June 1993, Ms. Slater was of counsel at the law firm of Townsend & Townsend & Crew L.L.P. Ms. Slater is married to Mr. Gruener, a director of the Company.

     Christine M. Davis has served as Controller of Ask Jeeves since January 1999. From January 1999 to April 1999, Ms. Davis served as Acting Chief Financial Officer of the Company. From December 1997 to January 1999, Ms. Davis served as Corporate Controller of TIBCO Software, Inc., a software company. From April 1987 to December 1997, Ms. Davis served as Corporate Controller, Assistant Secretary and Treasurer of TCSI Corporation, a telecommunications software company.

     Skip Battle has served as a director of Ask Jeeves since August 1998. Mr. Battle retired from Andersen Consulting in June 1995. Mr. Battle joined the firm in 1968, became a partner in 1978 and held a series of management positions in the firm including Worldwide Managing Partner Market Development and a member of the firm's Executive Committee, Global Management Council and Partner Income Committee. Mr. Battle is a member of the Boards of Directors of PeopleSoft, Inc., Barra Inc. and Fair, Isaac and Company, Incorporated as well as a director of Masters Select Equity Fund and Masters Select International, registered investment companies. He is chairman of The Roda Group advisory board.

     Garrett Gruener is a founder of the Company and has served as a director since June 1996 and Secretary from June 1996 to August 1997. Mr. Gruener is a founding general partner of Alta Partners, a venture capital firm, which was formed in February 1996. Since September 1992, Mr. Gruener has been a general partner of Burr, Egan, Deleage & Co., a venture capital firm. Mr. Gruener is married to Ms. Slater, General Counsel and Secretary of Ask Jeeves.

     Daniel J. Nova has served as a director of Ask Jeeves since February 1999. Since August 1996, Mr. Nova has served as a general partner of Highland Capital Partners, a venture capital firm. From January 1995 to August 1996, he was a general partner of CMG@Ventures, a venture capital firm. From June 1991 to January 1995, he was a Senior Associate at Summit Partners, a venture capital firm. Mr. Nova is a director of Lycos, Inc., an online portal company, and eToys Inc., a web-based retailer of toys.

     Benjamin M. Rosen has served as a director of Ask Jeeves since January 1999. Mr. Rosen is the Acting Chief Executive Officer and a member of the Office of the Chief Executive of Compaq Computer Corporation, a computer company and a global supplier of computer systems. Mr. Rosen has served as Chairman of the Board of Directors of Compaq since 1983. Mr. Rosen is Vice Chairman of the Board of Trustees of the California Institute of Technology.

     Geoffrey Y. Yang has served as a director of Ask Jeeves since February 1999. Since June 1989, Mr. Yang has been a general partner of Institutional Venture Partners, a venture capital firm. He is a director of Excite, Inc., an online portal company, and MMC Networks, Inc., a developer of network processors.

BOARD COMPOSITION

     Upon the closing of this offering, our board will be divided into three classes designated as Class I, Class II and Class III and our directors will be assigned to each class by the board. At the first annual meeting of stockholders following the closing of this offering, the term of office of the Class I directors will expire and Class I directors will be elected for a full term of three years. At the second annual meeting of stockholders following the closing of this offering, the term of office of the Class II directors will expire and Class II directors will be elected for a full term of three years. At the third annual meeting of stockholders following the closing of this offering, the term of office of the Class III directors will expire and Class III directors will be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. The Class I directors are Geoffrey Y. Yang and Daniel J. Nova; the Class II directors are Skip Battle, Roger A. Strauch and Garrett Gruener; and the Class III directors are Robert W. Wrubel and Benjamin M. Rosen.

BOARD COMMITTEES

     The audit committee of the board consists of Skip Battle and Daniel J. Nova. The audit committee reviews our financial statements and accounting practices, makes recommendations to the board regarding the selection of independent auditors and reviews the results, scope, extent and procedures of the audit and other services provided by our independent auditors. The compensation committee of the board consists of Roger A. Strauch, Skip Battle and Garrett Gruener. The compensation committee makes recommendations to the board concerning salaries and incentive compensation for our officers and employees and administers our employee benefit plans.

DIRECTOR COMPENSATION

     We do not currently pay any cash compensation to our directors for their service as members of the board. For his services as Chairman of the Board, Roger A. Strauch received options to purchase an aggregate of 102,892 shares on August 31, 1998 and an aggregate of 104,078 shares on December 14, 1998, at a weighted average exercise price of $.20 per share. Skip Battle, one of our directors, received options to purchase 30,000 shares on August 31, 1998 and 30,000 shares on December 14, 1998, at a weighted average exercise price of $.63 per share. Our directors are eligible to participate in the 1996 Equity Incentive Plan and the 1999 Equity Incentive Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     As noted above, the compensation committee of the board consists of Messrs. Strauch, Battle and Gruener. Mr. Strauch was Chief Executive Officer of Ask Jeeves from April 1998 to November 1998. Mr. Gruener was Secretary of Ask Jeeves from June 1996 to August 1997 and is married to Amy Slater, General Counsel and Secretary of Ask Jeeves. None of our executive officers serve as members of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board or compensation committee. See "Certain Transactions" for information regarding transactions with members of the compensation committee.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning compensation earned in the fiscal year ended December 31, 1998 for our President and Chief Executive Officer and our three other most highly compensated executive officers, whose compensation as defined by the Securities and Exchange Commission exceeded $100,000. These people are referred to as the "named executive officers." The information in the table includes salaries, bonuses, stock options granted and other miscellaneous compensation. Ask Jeeves has not granted stock appreciation rights or restricted stock awards and has no long-term compensation benefits other than stock options.

                           SUMMARY COMPENSATION TABLE

                                                                             LONG-TERM
                                       ANNUAL COMPENSATION                  COMPENSATION
                           -------------------------------------------   ------------------
      NAME AND 1998                                     OTHER ANNUAL         SECURITIES          ALL OTHER
   PRINCIPAL POSITION      YEAR   SALARY    BONUS(1)   COMPENSATION(2)   UNDERLYING OPTIONS   COMPENSATION(3)
   ------------------      ----   -------   --------   ---------------   ------------------   ---------------
Roger A. Strauch.........  1998   $    --    $   --         $ --               205,485            $79,116
  Chairman of the Board
  and former Chief
  Executive Officer
Robert W. Wrubel.........  1998    96,231     9,844          300             1,050,000                 --
  President and Chief
  Executive Officer
David C. Warthen.........  1998    77,590        --           --                88,209             40,552
  Executive Vice
  President and Chief
  Technical Officer
Daniel H. Miller.........  1998        --        --           --               205,485             79,116
  Former President and
  former Vice President
  of Sales

---------------
(1) Represents a relocation assistance allowance.

(2) Represents payments received in lieu of health benefits.

(3) Represents the difference between the fair market value and the exercise prices of options granted during the year consistent with the Common Stock and Warrant Purchase Agreement among Ask Jeeves, Roger A. Strauch, Daniel H. Miller, David C. Warthen and The Roda Group Venture Development Company, LLC for management services. A description of the agreement is contained in "Certain Transactions."

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information concerning the grant of stock options to each of the named executive officers during the fiscal year ended December 31, 1998.


                                        INDIVIDUAL GRANTS
                       ---------------------------------------------------
                                    % OF TOTAL                                   POTENTIAL REALIZABLE VALUE AT
                       NUMBER OF     OPTIONS                                     ASSUMED ANNUAL RATES OF STOCK
                       SECURITIES   GRANTED TO                                       PRICE APPRECIATION FOR
                       UNDERLYING   EMPLOYEES      EXERCISE                              OPTION TERM(3)
                        OPTIONS     IN FISCAL       PRICE       EXPIRATION   --------------------------------------
        NAME           GRANTED(1)    1998(2)      PER SHARE        DATE          0%           5%            10%
        ----           ----------   ----------   ------------   ----------   ----------   -----------   -----------
Roger A. Strauch.....    65,028         2.6%         $.12        05/29/08    $  805,047   $ 1,308,363   $ 2,092,601
                         37,864         1.5           .13        07/30/08       468,378       761,066     1,217,706
                         37,500         1.5           .73        12/13/08       441,375       708,750     1,161,000
                         18,932         0.8           .13        12/13/08       234,189       380,533       608,853
                         47,646         1.9           .18        12/13/08       586,999       952,920     1,527,531
Robert W. Wrubel.....   675,000        26.9           .46        05/25/08     8,127,000    13,122,000    21,262,500
                        375,000        15.0           .73        10/11/08     4,413,750     7,067,500    11,610,000
David C. Warthen.....     9,633         0.4           .12        02/27/08       119,250       193,806       309,974
                         28,900         1.2           .12        05/29/08       357,776       581,458       929,986
                          8,413         0.3           .13        06/29/08       104,069       169,101       270,562
                          8,413         0.3           .13        07/30/08       104,069       169,101       270,562
                          8,414         0.3           .13        12/13/08       104,075       169,111       270,578
                         24,434         1.0           .18        12/13/08       301,027       488,680       783,354
Daniel H. Miller.....    65,028         2.6           .12        05/30/08       805,047     1,308,363     2,092,601
                         37,864         1.5           .13        07/30/08       468,378       761,066     1,217,706
                         37,500         1.5           .73        12/13/08       441,375       708,750     1,161,000
                         18,932         0.8           .13        12/13/08       234,189       380,533       608,853
                         47,646         1.9           .18        12/13/08       586,999       952,920     1,527,531


---------------
(1) Options granted during the fiscal year ended December 31, 1998 were granted under either the 1996 Equity Incentive Plan or pursuant to certain nonstatutory stock option agreements. All of the options granted to Mr. Strauch and Mr. Miller are fully vested except the options to purchase 37,500 shares. 6,250 shares under each of these options vested in December 1998 and 31,250 shares under each of these options vest in June 1999. Mr. Wrubel's options vest over four years with 25% vesting on the first anniversary of the vesting commencement date of such options and the remainder vesting monthly over the next three years; provided, however, that in the event Mr. Wrubel's employment is terminated less than six months before or less than one year after a change of control, all unvested options held by Mr. Wrubel shall vest and become immediately exercisable. All of Mr. Warthen's options are fully vested.

(2) Based on granted options to purchase 2,504,979 shares of common stock during the period from January 1, 1998 to December 31, 1998.


(3) Potential realizable values are computed by multiplying the number of shares of common stock subject to a given option by the assumed initial public offering price of $12.50 per share, assuming that the aggregate stock value derived from that calculation compounds at the annual 0%, 5% or 10% rate shown in the table for the entire ten-year term of the option and subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock appreciation are mandated by the rules of the SEC and do not reflect our estimate or projection of future stock price growth.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES


     The following table sets forth the number of shares acquired and the value realized upon the exercise of stock options during the fiscal year ended December 31, 1998 and the number of shares of common stock subject to exercisable and unexercisable stock options held as of December 31, 1998 by each of the named executive officers. Also reported are values of unexercised in-the-money options, which represent the positive spread between the respective exercise prices of outstanding stock options and the assumed initial public offering price of $12.50 per share.



                                                           NUMBER OF SECURITIES
                                                          UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                             NUMBER OF                            OPTIONS                IN-THE-MONEY OPTIONS
                              SHARES                       AT DECEMBER 31, 1998          AT DECEMBER 31, 1998
                            ACQUIRED ON      VALUE      ---------------------------   ---------------------------
           NAME              EXERCISE     REALIZED(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
           ----             -----------   -----------   -----------   -------------   -----------   -------------
Roger A. Strauch..........    102,892     $1,273,648       66,578          37,500     $  821,054     $   441,465
Robert W. Wrubel..........         --             --           --       1,050,000             --      12,540,705
David C. Warthen..........     25,002        312,435      184,457              --      2,286,823              --
Daniel H. Miller..........    102,892      1,273,648       66,578          37,500        821,054         441,465


---------------

(1) Based on the assumed initial public offering price per share of $12.50, minus the per share exercise price, multiplied by the number of shares issued upon exercise of the option.


EMPLOYEE BENEFIT PLANS

     1996 EQUITY INCENTIVE PLAN

     Our 1996 Equity Incentive Plan was adopted by the board and approved by the stockholders in December 1996. The 1996 Incentive Plan was amended in January 1999 and February 1999. There is currently an aggregate of 5,502,852 shares of common stock authorized for issuance under the 1996 Incentive Plan. Options currently outstanding under the 1996 Incentive Plan will continue in full force and effect under the terms of the 1996 Incentive Plan until they are exercised or terminated in accordance with their terms.

     As of April 30, 1999, we had granted options under the 1996 Incentive Plan to purchase an aggregate of approximately 5,379,335 shares of common stock, of which options to purchase approximately 301,960 shares had been exercised, options to purchase approximately 22,500 shares had been cancelled and options to purchase approximately 5,054,875 shares at exercise prices ranging from $.0036 to $9.50 per share remained outstanding. We will not make future grants under the 1996 Incentive Plan.

     The 1996 Incentive Plan provides for the grant of incentive stock options under the Internal Revenue Code, as amended to employees and nonstatutory stock options to employees, non-employee directors and consultants. The 1996 Incentive Plan also provides for the grant of restricted stock awards and stock bonuses although no such awards were granted prior to the termination of the plan. The 1996 Incentive Plan is administered by the board, or a committee appointed by the board which determines recipients and types of awards to be granted, including the exercise price, number of shares subject to the award and the exercisability thereof. Currently, the 1996 Incentive Plan is being administered by the compensation committee of the board.

     The terms of stock options granted under the 1996 Incentive Plan may not exceed 10 years. The exercise price of options granted under the 1996 Incentive Plan is determined by the board or a committee appointed by the board provided that the exercise price of an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of the option grant and the exercise price of a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of the option grant. Options granted under the 1996 Incentive Plan vest at the rate specified in the applicable option agreement. No options may be transferred by the optionholder other than by will or the laws of descent or distribution; provided that, an optionholder whose employment or other service relationship with us or any affiliate terminates for any reason other than by death or permanent and total disability, may exercise vested options in the three-month period following such cessation, unless such options terminate or expire sooner by their terms, or in such longer or shorter period specified in the option agreement. Vested options may be exercised for up to 12 months after an optionholder's employment or other service relationship with us or any affiliate ceases due to death or disability, unless such options terminate or expire sooner by their terms.

     Prior to the termination of the 1996 Incentive Plan, shares subject to stock options that have expired or otherwise terminated without having been exercised in full become available again for the grant of awards under the 1996 Incentive Plan.

     No incentive stock option may be granted to any person who, at the time of the grant, owns stock possessing more than 10% of the total combined voting power of Ask Jeeves or any affiliate of Ask Jeeves, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and the term of the option does not exceed five years from the date of grant. The aggregate fair market value, determined at the time of grant, of the shares of common stock with respect to which incentive stock options are exercisable for the first time by an optionholder during any calendar year under all stock option plans of Ask Jeeves and its affiliates may not exceed $100,000.

     The option agreements may provide that we may exercise a right of first refusal on any proposed transfer of shares exercised. Substantially all of the option agreements provide that if a change of control of Ask Jeeves occurs prior to the first anniversary of the vesting commencement date of the option agreement, then the vesting which would have occurred by such anniversary shall occur. After the first anniversary of the date of grant, these option agreements provide that the vesting of each option shall accelerate by six months.

     Upon a change of control of Ask Jeeves, each outstanding option shall be assumed or an equivalent option substituted by the successor corporation or, if the successor corporation does not assume or substitute for outstanding options, the vesting provisions of all such options shall accelerate.

     1999 EQUITY INCENTIVE PLAN

     In April 1999, the board adopted the 1999 Equity Incentive Plan. In May 1999, the board amended and the stockholders approved the 1999 Incentive Plan. There is currently an aggregate of 2,125,000 shares of common stock authorized for issuance under the 1999 Incentive Plan; provided, however, that each year on the date of the annual stockholders meeting, beginning on the date of the annual meeting in 2000, the share reserve under the 1999 Incentive Plan shall be increased by the least of the following: (1) 2,250,000 shares, (2) 5% of shares outstanding or (3) a smaller number of shares as determined by the board.

     The 1999 Incentive Plan provides for the grant of incentive stock options, as defined under the Internal Revenue Code, to employees and nonstatutory stock options, restricted stock purchase awards and stock bonuses to employees, non-employee directors, consultants and advisors of Ask Jeeves and its affiliates. The 1999 Incentive Plan is administered by the board, or a committee appointed by the board, which determines recipients and types of awards to be granted, including the exercise price, number of shares subject to the award and the exercisability thereof. Currently, the 1999 Incentive Plan is administered by the compensation committee of the board.

     The terms of options granted under the 1999 Incentive Plan may not exceed 10 years. The board, or a committee appointed by the board, determines the exercise price of options granted under the 1999 Incentive Plan. However, the exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of the option grant, and the exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of the option grant. Options granted under the 1999 Incentive Plan vest at the rate specified in the option agreement. Generally, the optionholder may not transfer a stock option other than by will or the laws of descent or distribution unless the optionholder holds a nonstatutory stock option that provides for transfer in the stock option agreement. However, an optionholder may designate a beneficiary who may exercise the option following the optionholder's death. An optionholder whose employment or other service relationship with Ask Jeeves or any affiliate ceases for any reason may exercise vested options for the term provided in the option agreement.

     No incentive stock option may be granted to any person who, at the time of the grant, owns stock possessing more than 10% of the total combined voting power of Ask Jeeves or any affiliate of Ask Jeeves, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant. In addition, the aggregate fair market value, determined at the time of grant of the shares of common stock with respect to which incentive stock options are exercisable for the first time by an optionholder during any calendar year under all stock plans of Ask Jeeves and its affiliates, may not exceed $100,000.

     Subject to Section 162(m) of the Internal Revenue Code which denies a deduction to publicly held corporations for certain compensation paid to specified employees in a taxable year to the extent that the compensation exceeds $1,000,000, no person may be granted options under the 1999 Incentive Plan covering more than 500,000 shares of common stock in any calendar year.

     Shares subject to stock awards that have expired or otherwise terminated without having been exercised in full again become available for the grant of awards under the 1999 Incentive Plan.

     Restricted stock purchase awards granted under the 1999 Incentive Plan may be granted pursuant to a repurchase option in favor of Ask Jeeves in accordance with a vesting schedule determined by the board or a committee appointed by the board. The price of a restricted stock purchase award under the 1999 Incentive Plan cannot be less than 85% of the fair market value of the stock subject to the award on the date of grant. Stock bonuses may be awarded in consideration of past services without a purchase payment. Unless otherwise specified, rights under a stock bonus or restricted stock bonus agreement generally may not be transferred other than by will or the laws of descent and distribution during such period as the stock awarded pursuant to such an agreement remains subject to the agreement.

     If there is any sale, lease or other disposition of all or substantially all of Ask Jeeves' assets, any merger, reverse merger or any consolidation in which Ask Jeeves is not the surviving corporation, then all outstanding awards under the 1999 Incentive Plan either will be assumed or substituted for by any surviving entity. If the surviving entity determines not to assume or substitute for such awards, the vesting provisions of such stock awards held by persons whose continuous service with Ask Jeeves has not terminated will be accelerated and the awards terminated if not exercised prior to such transaction.

     As of April 30, 1999, no options to purchase shares of common stock, stock bonuses or restricted stock grants have been granted under the 1999 Incentive Plan. The 1999 Incentive Plan will terminate on April 15, 2009 unless sooner terminated by the board, or a committee appointed by the board.

     OPTIONS GRANTED OUTSIDE THE PLANS

     From time to time through March 1999, Ask Jeeves granted options to purchase common stock of Ask Jeeves to employees and consultants outside of the 1996 Incentive Plan and the 1999 Incentive Plan. Such options have exercise prices which were below 85% of the fair market value of the common stock of Ask Jeeves on the date of grant. Since inception, Ask Jeeves issued options to purchase an aggregate of 1,050,518 shares of common stock at a weighted average exercise price of $.13 per share outside of the 1996 Incentive Plan and the 1999 Incentive Plan. Of these options, options to purchase 823,561 shares have been exercised.

     EMPLOYEE STOCK PURCHASE PLAN

     In April 1999, the board adopted the Employee Stock Purchase Plan covering an aggregate of 125,000 shares of common stock. In May 1999, the board amended and the stockholders approved the Purchase Plan to increase the number of shares reserved under the Purchase Plan to 400,000 shares of common stock and to provide that each year on the date of the annual stockholders meeting, beginning in 2000, the share reserve under the Purchase Plan shall be increased by the least of the following (1) 300,000 shares, (2) 0.5% of shares outstanding or (3) a smaller number of shares as determined by the board. The Purchase Plan will become effective on the effective date of the initial public offering. The Purchase Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code. Under the Purchase Plan, the board may authorize participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. The offering period for any offering will be no longer than 27 months.

     The Purchase Plan provides a means by which employees of Ask Jeeves and designated affiliates may purchase common stock of Ask Jeeves through payroll deductions. The Purchase Plan is implemented by offerings of rights to eligible employees. Under the Purchase Plan, Ask Jeeves may specify offerings with a duration of not more than 27 months and may specify shorter purchase periods within each offering. The first offering will begin on the effective date of the initial public offering and will end on July 31, 2001. Purchases will occur on January 31, 2000, July 31, 2000 and each subsequent January 31 and July 31 thereafter. Unless otherwise determined by the board, common stock is purchased for accounts of employees participating in the Purchase Plan at a price per share equal to the lower of (1) 85% of the fair market value of a share of common stock on the date of commencement of participation in the offering or (2) 85% of the fair market value of a share of common stock on the date of purchase. Generally, all regular employees, including executive officers, who work at least 20 hours per week and are customarily employed by Ask Jeeves or by an affiliate of Ask Jeeves for at least five months per calendar year may participate in the Purchase Plan and may authorize payroll deductions of up to 15% of their base compensation for the purchase of stock under the Purchase Plan.

     Eligible employees may be granted rights only if the rights together with any other rights granted under employee stock purchase plans do not permit such employee's rights to purchase stock of Ask Jeeves to accrue at a rate that exceeds $25,000 of fair market value of such stock for each calendar year in which such rights are outstanding. No employee shall be eligible for the grant of any rights under the Purchase Plan if immediately after such rights are granted, such employee has voting power of more than 5% of the outstanding capital stock of Ask Jeeves.

     As of April 30, 1999, no shares of common stock had been purchased under the Purchase Plan.

     In the event of certain changes of control, the board has discretion to provide that each right to purchase common stock will be assumed or an equivalent right substituted by the successor corporation, or the board may shorten the offering period and provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to the change in control. The Purchase Plan will terminate at the direction of the board or when all of the shares reserved for issuance have been purchased.

     401(k) PLAN

     Effective January 1, 1999, the board adopted a tax-qualified employee savings and retirement plan covering all employees. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the lesser of 25%, decreased by amounts contributed in the form of a matching contribution, if any, of eligible compensation, or $10,000, the statutorily prescribed annual limit in 1999, and have the amount of reduction contributed to the 401(k) Plan. The trustee under the 401(k) Plan, at the direction of each participant, invests the assets of the 401(k) Plan in any of eight investment options. The 401(k) Plan is intended to qualify under Section 401(a) of the Internal Revenue Code so that contributions by employees to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn, and so that we can deduct the contributions by employees when made. We may make matching or additional contributions to the 401(k) Plan, in amounts to be determined annually by the board. We do not expect to make matching or additional contributions to the 401(k) Plan in 1999.

COMPENSATION ARRANGEMENTS


     Mr. Wrubel's employment letter of May 22, 1998 with Ask Jeeves provides for an initial annual base salary of $180,000. Pursuant to the offer letter, Mr. Wrubel received a loan of $75,000 for 90 days with an annual interest rate of 7.5%. The loan was repaid in full in February 1999. In May 1998, Mr. Wrubel was granted an option to purchase 675,000 shares of common stock at an exercise price of $.46 per share. Based on an assumed initial public offering price of $12.50 per share and assuming the full vesting of such option, this option will have an aggregate net value of $8,127,000. Pursuant to the offer letter, upon his promotion to Chief Executive Officer in November 1998, Mr. Wrubel received an additional option to purchase 375,000 shares of common stock at an exercise price of $.73 per share. Based on an assumed initial public offering price of

$12.50 per share and assuming the full vesting of such option, this option will have an aggregate net value of $4,413,750. The options vest over four years; provided however, that in the event Mr. Wrubel's employment is terminated less than six months before or less than one year after a change of control, all unvested options held by Mr. Wrubel shall vest and become immediately exercisable. In addition, Ask Jeeves paid $9,844 in relocation expenses for Mr. Wrubel. On June 1, 1999, Mr. Wrubel's offer letter was revised to provide for the grant to Mr. Wrubel of an additional option to purchase 200,000 shares at a price per share equal to the assumed initial public offering price, and to provide that, in the event Mr. Wrubel's employment is terminated for any reason other than cause, he will receive six months base salary and the equivalent of six months expected bonus, with a total of expected bonus and salary cost not to exceed $200,000.



     Mr. Briscoe's employment offer letter of January 18, 1999 with Ask Jeeves provides for an initial annual base salary of $170,000, approximately $156,000 of which he has elected to defer until February 2000, a bonus of $30,000 payable on January 20, 2000 and a potential performance-based bonus of $100,000 payable on January 20, 2000. Mr. Briscoe was granted an option to purchase 400,000 shares of common stock at an exercise price of $.73 per share. Based on the assumed initial public offering price of $12.50 per share and assuming the full vesting of such option, this option will have an aggregate net value of $4,708,000. The option vests over a period of four years with 100,000 shares vesting in January 2000 and 8,333 shares vesting at the end of each month thereafter. The offer letter also provided Mr. Briscoe with the right to purchase 231,032 shares of Series B Preferred Stock at a price of $4.33 per share in our March 1999 financing. These shares all automatically convert into common stock on a one-for-one basis upon the completion of this offering. Based on the assumed initial public offering price of $12.50 per share, these shares have an aggregate net value of $1,887,531. Mr. Briscoe also received a relocation allowance of up to $150,000. Mr. Briscoe's offer letter was revised on June 1, 1999 to increase his annual base salary to $175,000 and to provide that in the event Mr. Briscoe's employment is terminated without cause he will receive six months base salary and the equivalent of six months expected bonus, with the total payment not to exceed $150,000. In addition, if Mr. Briscoe's employment is terminated due to a change of control, in addition to any accelerated vesting contained in his option agreement, six months of vesting under the option shall become immediately exercisable.



     Mr. Nakao's employment offer letter of April 16, 1999 with Ask Jeeves provides for an initial annual base salary of $175,000. It also provides that, in the event Mr. Nakao's employment is terminated for any reason other than cause, he will receive six months salary. Mr. Nakao was also granted an option to purchase 250,000 shares of common stock at an exercise price of $9.50 per share. Based on the assumed initial public offering price of $12.50 per share and assuming the full vesting of such option, this option will have an aggregate net value of $750,000. The option vests over a period of four years, with 62,500 shares vesting in April 2000 and 5,208 shares vesting at the end of each month thereafter; provided, however, that in the event Mr. Nakao's employment is terminated without cause, (i) prior to April 19, 2000, 100,000 of the shares will become immediately exercisable or (ii) after April 19, 2000, 37,500 of the shares will become immediately exercisable. However, if Mr. Nakao resigns and a transition to a successor Chief Financial Officer approved by the board has been accomplished, Mr. Nakao will receive the same vesting acceleration as if he was terminated without cause.



     Mr. Fishkin's employment offer letter of January 11, 1999 with Ask Jeeves provides for an initial annual base salary of $130,000 and an initial bonus of $50,000. It also provides that, in the event Mr. Fishkin's employment is terminated due to a change of control, he will receive six months base salary. Mr. Fishkin was also granted an option to purchase 225,000 shares of common stock at an exercise price of $.73 per share. Based on the assumed initial public offering price of $12.50 per share and assuming the full vesting of such option, this option will have an aggregate net value of $2,648,250. The option vests over four years, with 56,250 shares vesting in January 2000 and 4,687 shares vesting at the end of each month thereafter; provided, however, that in the event of a change of control, in addition to any acceleration of vesting contained in his option agreement, twelve months of vesting under the options shall become immediately exercisable.


     Mr. Vaculin's employment offer letter of January 5, 1999 with Ask Jeeves provides for an initial annual base salary of $175,000 and quarterly performance-based bonuses based upon achievement of recognized revenues. It also provides that in the event Mr. Vaculin's employment is terminated for any reason other than cause, he will receive six months base salary and the equivalent of six months expected bonus, with a total of expected bonus and salary not to exceed $150,000. Mr. Vaculin was also granted an option to purchase 300,000 shares of common stock at an exercise price of $.73 per share. Based on the assumed initial public offering price of $12.50 per share and assuming the full vesting of such option, this option will have an aggregate net value of $3,519,000. The option vests over four years, with 75,000 shares vesting in January 2000 and 6,250 shares vesting at the end of each month thereafter; provided, however, in the event Mr. Vaculin's employment is terminated due to a change of control of Ask Jeeves, in addition to any acceleration of vesting contained in his option agreement, six months of vesting under the option shall become immediately exercisable.



     Mr. Lichter's employment offer letter of May 19, 1999 with Ask Jeeves provides for an initial annual base salary of $150,000 and an initial annual bonus of $50,000 paid on the first anniversary of his start date. Mr. Lichter was also granted an option to purchase 100,000 shares of common stock at an exercise price of $10.00 per share. Based on the assumed initial public offering price of $12.50 per share and assuming the full vesting of such option, this option will have an aggregate net value of $250,000. The option vests over four years, with 25,000 shares vesting in May 2000 and 2,083 shares vesting at the end of each month thereafter; provided, however, in the event of a change of control, in addition to any vested options, six months of vesting under the option shall become immediately exercisable. The offer letter also provides that, in the event Mr. Lichter's employment is terminated without cause, he will receive six months base salary and, in addition to any vested options, six months of vesting under the options shall become immediately exercisable.



     As described under "Certain Transactions," Mr. Warthen's employment agreement contained in the Common Stock and Warrant to Purchase Common Stock Purchase Agreement dated August 20, 1997 provides for an initial annual base salary of $80,000 and the grant of immediately exercisable nonstatutory stock options at an exercise price equal to 25% of the fair market value of the common stock on the date of grant. Pursuant to this provision, we granted Mr. Warthen options to purchase an aggregate of 184,458 shares of common stock at a weighted average exercise price of $.10 per share. This provision has expired and the Company will not grant any further options under this provision. To date, Mr. Warthen has not exercised such options. Based on the assumed initial public offering price of $12.50 per share, these options will have an aggregate net value of $2,287,279. If Mr. Warthen voluntarily terminates his employment with us prior to August 20, 1999, we have the right to repurchase a portion of the total number of our shares held by him.


INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

     As permitted by Delaware Law, our Amended and Restated Certificate of Incorporation, which will become effective upon the closing of this offering, includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware Law regarding unlawful dividends and stock purchases; or

     - for any transaction from which the director derived an improper personal benefit.

     As permitted by Delaware Law, our Amended and Restated Certificate of Incorporation and/or our Bylaws, which will become effective upon the closing of this offering, provide that:

     - we are required to indemnify our directors and officers to the fullest extent permitted by Delaware Law, so long as such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Ask Jeeves, and with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

     - we are permitted to indemnify our other employees to the extent that we indemnify our officers and directors, unless otherwise required by law, our Amended and Restated Certificate of Incorporation, our Bylaws or agreements;

     - we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware Law, subject to certain very limited exceptions; and

     - the rights conferred in our Bylaws are not exclusive.

     Prior to the closing of this offering, we intend to enter into Indemnity Agreements with each of our current directors and officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our Amended and Restated Certificate of Incorporation and our Bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

     We expect to obtain directors' and officers' liability insurance prior to the offering.

                              CERTAIN TRANSACTIONS

COMMON STOCK FINANCINGS

     We issued 1,083,498 shares of common stock at a purchase price of $.23 per share and warrants to purchase 541,749 shares of common stock with an exercise price of $.23 to each of Roger A. Strauch, our Chairman of the Board, and Daniel
H. Miller, a 5% stockholder and our former officer and director, pursuant to the Common Stock and Warrant to Purchase Common Stock Purchase Agreement dated August 20, 1997 among Ask Jeeves, Roger A. Strauch, Daniel H. Miller, The Roda Group Venture Development Company, LLC ("The Roda Group") and David C. Warthen (the "Purchase Agreement"). Mr. Strauch and Mr. Miller are managing members of The Roda Group. As a condition of the Purchase Agreement, The Roda Group agreed to lease us 1,700 square feet of office space at 918 Parker Street, Berkeley, California, 94710 through December 31, 1998. We paid a total of $4,157 in lease payments to The Roda Group during such term. As a further condition of the Purchase Agreement, Mr. Strauch and Mr. Miller agreed to provide us with management services through December 31, 1998 for which they each received nonstatutory stock options at an exercise price equal to 25% of the fair market value of the common stock on the date of grant. Pursuant to such provision, Mr. Strauch and Mr. Miller each received options to purchase an aggregate of 169,470 shares of common stock at a weighted average exercise price of $.14 per share. This provision has expired and we will not grant any further options under it. As a further condition of the Purchase Agreement, Mr. Warthen agreed to act as our Executive Vice President and Chief Technical Officer, for which he received an annual salary of $80,000 and nonstatutory stock options at an exercise price equal to 25% of the fair market value of the common stock on the date of grant. Pursuant to this provision, we granted Mr. Warthen options to purchase an aggregate of 184,458 shares of common stock at a weighted average price of $.10 per share. This provision has expired and we will not grant any further options under it. If Mr. Warthen voluntarily terminates his employment with us prior to August 20, 1999, we have the right to repurchase a portion of the total number of our shares held by him at the original issuance price.

     In June 1998, we sold an aggregate of 2,148,805 shares of common stock at a purchase price of $.53 per share. The following executive officers, directors, holders of more than 5% of our securities and members of such persons' immediate families purchased shares of common stock:


                                                        AGGREGATE
                                         SHARES OF      PURCHASE       VALUE OF
              PURCHASER                 COMMON STOCK      PRICE        SHARES(1)
              ---------                 ------------    ---------    -------------
EXECUTIVE OFFICERS AND DIRECTORS
Roger A. Strauch......................     94,661       $ 50,170     $   1,183,263
Daniel H. Miller......................     94,661         50,170         1,183,263
M. Bruce Nakao........................     47,330         25,085           591,625
Skip Battle...........................     47,330         25,085           591,625
Garrett Gruener.......................     94,661         50,170         1,183,263
Benjamin M. Rosen.....................    141,991         75,255         1,774,888

5% STOCKHOLDERS
Leavitt Family Trust..................    236,653       $125,426     $   2,958,163


---------------


(1) Based on the assumed initial public offering price per share of $12.50.


     See the notes to the table on beneficial ownership in "Principal Stockholders" for information relating to the beneficial ownership of such shares.

     In September 1998, we sold an aggregate of 1,855,415 shares of common stock at a purchase price of $.73 per share. The following executive officers, directors, holders of more than 5% of our securities and members of such persons' immediate families purchased shares of Common Stock:


                                         SHARES OF      AGGREGATE
                                           COMMON       PURCHASE       VALUE OF
              PURCHASER                    STOCK          PRICE        SHARES(1)
              ---------                 ------------    ---------    -------------
EXECUTIVE OFFICERS AND DIRECTORS
Roger A. Strauch......................    137,438       $100,330     $   1,717,975
Daniel H. Miller......................    137,438        100,330         1,717,975
Garrett Gruener.......................    137,438        100,330         1,717,975
Benjamin M. Rosen.....................    584,112        426,402         7,301,400

5% STOCKHOLDERS
Leavitt Family Trust..................    103,078       $ 75,247     $   1,288,475


---------------


(1) Based on the assumed initial public offering per share of $12.50.


     See the notes to the table on beneficial ownership in "Principal Stockholders" for information relating to the beneficial ownership of such shares.

PREFERRED STOCK FINANCINGS

     In November 1998 and January 1999, we sold an aggregate of 3,709,884 shares of Series A preferred stock at a purchase price of $2.06 per share. Upon the closing of this offering, all outstanding shares of Series A preferred stock will automatically convert into shares of common stock on a one-for-one basis. The following executive officers, directors, holders of more than 5% of our securities and members of such persons' immediate families purchased shares of Series A preferred stock.


                                         SHARES OF       AGGREGATE
                                         SERIES A         PURCHASE        VALUE OF
             PURCHASER                PREFERRED STOCK      PRICE         SHARES(1)
             ---------                ---------------    ----------    --------------
EXECUTIVE OFFICERS AND DIRECTORS
Roger A. Strauch....................       106,125       $  218,618    $    1,326,563
M. Bruce Nakao......................         4,847            9,985            60,588
Amy Slater..........................         4,847            9,985            60,588
Daniel H. Miller....................       106,125          218,618         1,326,563
Garrett Gruener.....................        92,595          190,746         1,157,438
Benjamin M. Rosen...................       519,544        1,070,261         6,494,300

5% STOCKHOLDERS
CPQ Holdings, Inc. .................     2,480,765       $5,110,376    $   31,009,562
Leavitt Family Trust................        42,248           87,031           528,100


---------------


(1) Based on the assumed initial public offering per share of $12.50.


     In February and March 1999, we sold an aggregate of 5,775,806 shares of Series B preferred stock at a purchase price of $4.33 per share. Based on the number of shares outstanding and the number of shares reserved for issuance pursuant to options and warrants immediately following such sale, the value of the Company was approximately $115 million immediately following such sale. Upon the closing of this offering, all outstanding shares of Series B preferred stock will automatically convert into shares of common stock on a one-for-one basis. The following executive officers, directors, holders of more than 5% of our securities and members of such persons' immediate families purchased shares of Series B preferred stock.


                                         SHARES OF       AGGREGATE
                                         SERIES B        PURCHASE         VALUE OF
             PURCHASER                PREFERRED STOCK      PRICE          SHARES(1)
             ---------                ---------------   -----------   -----------------
EXECUTIVE OFFICERS AND DIRECTORS
Edward D. Briscoe III...............       231,032      $ 1,000,368   $       2,887,900
M. Bruce Nakao......................         8,645           37,433             108,062
Amy Slater..........................         8,520           36,892             106,500
Skip Battle.........................        13,458           58,273             168,225
Garrett Gruener.....................        57,758          250,092           7,219,750
Benjamin M. Rosen...................       172,776          748,120           2,159,700

5% STOCKHOLDERS
CPQ Holdings, Inc...................       344,091      $ 1,489,914   $       4,301,138
Entities affiliated with Highland
  Capital...........................     2,310,322       10,003,694          28,879,025
Entities affiliated with
  Institutional Venture Partners....     1,386,193      $ 6,002,216   $      17,327,412
Leavitt Family Trust................       128,136          554,829           1,601,700
Roda Group Investment Fund I, LLC...       856,732        3,709,650          10,709,150


---------------


(1) Based on the assumed initial public offering price per share of $12.50.


     See the notes to the table on beneficial ownership in "Principal Stockholders" for information relating to the beneficial ownership of such shares.

     VOTING AGREEMENT

     In connection with our Series B preferred stock financing, we entered into the Amended and Restated Voting Agreement dated February 24, 1999 with the holders of the Series A preferred stock, the holders of the Series B preferred stock and certain of our common stockholders to provide for the future voting of such holders' shares. Under the Voting Agreement, the preferred stockholders agreed to vote their shares in connection with any class or series vote pursuant to our Amended and Restated Certificate of Incorporation, Bylaws or the law in the same proportion as the overall vote of the eligible stock of Ask Jeeves. In addition, these holders agreed to elect one individual nominated by entities affiliated with Highland Capital to our board, so long as entities affiliated with Highland Capital hold at least 5% of our outstanding common stock. The Voting Agreement terminates on the closing date of this offering.

     INVESTOR RIGHTS AGREEMENT

     In connection with our Series B preferred stock financing, we entered into the Amended and Restated Investor Rights Agreement dated February 24, 1999 with the holders of Series A and Series B preferred stock. The Investor Rights Agreement provided these stockholders rights relating to the registration of their stock with the Securities and Exchange Commission. These rights have been waived as to this offering by the holders of the Series A and Series B preferred stock. In addition, the Investors Rights Agreement granted these investors a right of first refusal to participate in future issuances of equity securities by Ask Jeeves. This offering is not covered by this right of first refusal and it terminates on the closing date of this offering. The other registration rights will survive this offering and will terminate no later than three years after the closing date of this offering.

     CO-SALE AGREEMENT

     In connection with our Series B preferred stock financing, we entered into a Co-Sale Rights Agreement on February 24, 1999 with each holder of more than 1,000,000 shares of our capital stock. The Co-Sale Agreement provides that each holder has a right to participate on a pro rata basis in the sale of any shares of our capital stock by any other party to the Co-Sale Agreement unless such proposed sale is a sale between parties, a sale or series of sales that amounts to less than 15% of the shares of capital stock held by a party or a transfer for estate planning purposes. The Co-Sale Agreement terminates on the closing date of this offering.

CONSULTING AGREEMENT

     The Consulting Agreement with The Roda Group dated December 14, 1998 provides for cash payments and the grant of nonstatutory stock options to purchase a total of 37,500 shares of common stock with an exercise price of $.73 per share to each of Roger A. Strauch and Daniel H. Miller, one-sixth of the options vest each month. Roger A. Strauch, our Chairman of the Board, and Daniel
H. Miller, our former director and President, are managing members of The Roda Group.

OPTIONS TO EXECUTIVE OFFICERS


     In March 1999, the Board of Directors granted David Warthen, our Chief Technical Officer, an option to purchase 100,000 shares of common stock at an exercise price of $3.50 per share. In June 1999, the Board of Directors granted Robert Wrubel, our President and Chief Executive Officer, an option to purchase 200,000 shares of common stock as at exercise price of $10.00 per share. Both options vest over four years. The exercise prices of these options were equal to the fair market value of our common stock on the date of grant, as determined by the board.


DIRECTED SHARES TO EXECUTIVE OFFICERS

     At our request, the underwriters have reserved up to 300,000 shares of common stock to be issued by us and offered hereby for sale, at the initial public offering price, to directors, officers, employees, business associates and persons related to us, including M. Bruce Nakao, Chief Financial Officer, and George Lichter, President of Ask Jeeves International, who are each purchasing 10,000 shares.

PERSONAL GUARANTEES BY EXECUTIVE OFFICERS

     During 1998, Roger A. Strauch, the Chairman of the Board, and Daniel H. Miller, our former director and President, personally guaranteed obligations by us to make payments in the aggregate of approximately $77,000 in connection with certain equipment leases.


LOANS TO EXECUTIVE OFFICERS



     In June 1999, we loaned Robert Wrubel, our President and Chief Executive Officer, Frank Vaculin, our Senior Vice President and General Manager, Corporate Question Answering Service, and George Lichter, our President of Ask Jeeves International, $200,000, $100,000 and $100,000, respectively. Such loans are due within one year, are full recourse and are secured by pledges of shares of common stock of Ask Jeeves. Interest at the rates of 7.5%, 7.5% and 8.0% shall accrue on such loans until paid.


ASSUMPTION OF LEASE OBLIGATIONS

     In January 1999, The Roda Group assigned its leases for office space at 918 Parker Street, Berkeley, California 94710, Suites A-11, A-12 and A-14 to us, and we assumed all of The Roda Group's obligations under these leases. Our rental payments under these leases total approximately $519,000 over the remaining terms of the leases. Roger A. Strauch, our Chairman of the Board, and Daniel H. Miller, our former director and President, are managing members of The Roda Group.

     We believe that the foregoing transactions were on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information with respect to beneficial ownership of our common stock as of April 30, 1999 and as adjusted to reflect the sale of common stock in this offering for:

     - each person or entity known by us to beneficially own more than 5% of our outstanding common stock;

     - each of our directors;

     - each of the named executive officers listed in the Summary Compensation Table; and

     - all of our directors and executive officers as a group.

                                                                      PERCENTAGE OF SHARES
                                                      NUMBER OF        BENEFICIALLY OWNED
                                                        SHARES      -------------------------
                                                     BENEFICIALLY     BEFORE         AFTER
       NAME AND ADDRESS OF BENEFICIAL OWNER            OWNED(1)     OFFERING(1)   OFFERING(2)
       ------------------------------------          ------------   -----------   -----------
CPQ Holdings, Inc.(3)..............................    2,824,856       13.23%        11.60%
  529 Bryant Street
  Palo Alto, CA 94301
Entities affiliated with Highland Capital Partners,
  Inc.(4)..........................................    2,310,322       10.82          9.49
  Two International Place
  Boston, MA 02110
Entities affiliated with Institutional Venture
  Partners(5)......................................    1,386,193        6.49          5.69
  3000 Sand Hill Road
  Building Two, Suite 290
  Menlo Park, CA 94025
Roda Group Investment Fund I, L.L.C.(6)............      856,732        4.01          3.51
  918 Parker Street
  Berkeley, CA 94710
Roger A. Strauch(7)................................    3,078,340       14.40         12.63
Skip Battle(8).....................................      140,125           *             *
Garrett Gruener(9).................................    2,820,881       13.21         11.59
Daniel J. Nova(4)..................................    2,310,322       10.82          9.49
Benjamin M. Rosen..................................    1,413,802        6.62          5.81
Geoffrey Y. Yang(5)................................    1,386,193        6.49          5.69
Robert W. Wrubel(10)...............................      189,424           *             *
Daniel H. Miller(11)...............................    2,954,456       13.83         12.13
David C. Warthen(12)...............................    1,034,457        4.80          4.21
All executive officers and directors as a group
  (14 persons)(13).................................   13,934,551       63.94         56.21

---------------
  *  Represents beneficial ownership of less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of April 30, 1999 are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address for each of the individuals listed in the table is care of Ask Jeeves, 918 Parker Street, Berkeley, CA 94710. Unless otherwise indicated by footnote, the persons named in the table have sole voting and sole investment power with respect to all shares of common stock shown as beneficially owned by them, subject to applicable community property laws. Percentage of beneficial ownership is based on 21,349,424 shares of common stock outstanding as of April 30, 1999, after giving effect to the conversion of the preferred stock and 24,349,424 shares of common stock issued and outstanding after completion of this offering.

 (2) Assumes no exercise of the underwriters' over-allotment option.

 (3) Benjamin M. Rosen is Chairman of the Board of Compaq Computer Corporation, of which CPQ Holdings, Inc. is a wholly-owned subsidiary.

 (4) Highland Capital Partners, Inc. manages Highland Capital Partners IV Limited Partnership ("HCP IV") and Highland Entrepreneurs' Fund IV Limited Partnership ("HEF IV", and together with HCP IV, the "Highland Entities"). Includes 2,217,910 shares of common stock owned by HCP IV and 92,413 shares of common stock owned by HEF IV. Daniel J. Nova, a director of Ask Jeeves, is a general partner of the Highland Entities and can be deemed to be a beneficial owner of the shares held by the Highland Entities as he has shared voting and investment power in connection with his role as general partner.

 (5) Includes 1,365,400 shares of common stock owned by Institutional Venture Partners VIII, L.P. ("IVP") and 20,793 shares of common stock owned by IVM Investment Fund VIII, LLC ("IVM"). Geoffrey Y. Yang, a director of Ask Jeeves, is a Managing Director of Institutional Venture Management VIII, LLC, the manager of IVP and IVM, and disclaims beneficial ownership of these shares except to the extent of his individual interests in IVP and IVM, but exercises shared voting and investment power with respect to these shares.

 (6) Roger A. Strauch and Daniel H. Miller are managing members, and Garrett Gruener is a beneficiary of, The Roda Group Investment Fund I, L.L.C.

 (7) Includes 2,036,921 shares held by the Strauch Kulhanjian Family Trust UAD December 3, 1992. Includes 856,732 shares held by The Roda Group Investment Fund I, L.L.C., of which Mr. Strauch is a managing member, and as to which Mr. Strauch disclaims beneficial ownership except to the extent of his pro rata interest in such shares. Also includes 1,500 shares held by Benno S.M. Kling Educational Trust, Roger A. Strauch, Trustee, 1,500 shares held by Samuel J.M. Kling Educational Trust, Roger A. Strauch, Trustee, 1,500 shares held by Jesse Kling Educational Trust, Roger A. Strauch, Trustee, 1,500 shares held by Rebecca A. Miller Educational Trust, Roger A. Strauch, Trustee, 1,500 shares held by Sarah Miller Educational Trust, Roger A. Strauch, Trustee, 1,500 shares held by Julia F. Dan Educational Trust, Roger A. Strauch, Trustee, 1,500 shares held by Kalden Gonsar Educational Trust, Roger A. Strauch, Trustee, 1,500 shares held by Fletcher Kennamer Educational Trust, Roger A. Strauch, Trustee, 1,500 shares held by Aidan Clements Educational Trust, Roger A. Strauch, Trustee, 15,000 shares held by Cooper Ogden Miller Educational Trust, Roger A. Strauch, Trustee, 45,813 shares held by Roger Strauch as Custodian Under CUTMA for Alexan K. Strauch, 45,812 shares held by Roger Strauch as Custodian Under CUTMA for Paul K. Strauch and 45,812 shares held by Roger Strauch as Custodian Under CUTMA for Nairi S. Strauch, as to which Mr. Strauch disclaims beneficial ownership. Includes 18,750 shares issuable pursuant to options exercisable within 60 days.

 (8) Includes 96,431 shares held by Mr. Battle, 6,847 shares held by A. George Battle Custodian Emily Taylor Battle UTMA IL, 4,847 shares held by A. George Battle TTEE UA Daniel Kurt Webster Battle Trust and 2,000 shares held by Daniel Kurt Webster Battle, as to which Mr. Battle disclaims beneficial ownership. Includes 30,000 shares issuable pursuant to options exercisable within 60 days.

 (9) Includes 1,885,383 shares held by Mr. Gruener, 78,766 shares held by Amy Slater, General Counsel and Secretary of Ask Jeeves, and 856,732 shares held by The Roda Group Investment Fund I, L.L.C. Amy Slater is the spouse of Mr. Gruener. Mr. Gruener, a director of Ask Jeeves is a beneficiary of The Roda Group Investments Fund I, L.L.C and disclaims beneficial ownership of the shares held by such entity.

(10) Includes 182,812 shares issuable pursuant to options exercisable within 60 days.

(11) Includes 2,063,974 shares held by Mr. Miller. Includes 856,732 shares held by The Roda Group Investment Fund I, L.L.C., of which he is a managing member, as to which Mr. Miller disclaims beneficial ownership except to the extent of his pro rata interest in such shares. Also includes 15,000 shares held by Cooper Ogden Miller Educational Trust, Roger A. Strauch, Trustee, as to which Mr. Miller disclaims beneficial ownership. Includes 18,750 shares issuable pursuant to options exercisable within 60 days.

(12) Includes 184,457 shares issuable pursuant to options exercisable within 60 days.

(13) Represents 13,493,532 shares and options to purchase 441,019 shares that are currently exercisable or exercisable within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Immediately following the closing of this offering, our authorized capital stock will consist of 150,000,000 shares of common stock, $.001 par value per share, and 5,000,000 shares of preferred stock, $.001 par value per share. Upon completion of this offering, based on the number of shares, options and warrants outstanding as of April 30, 1999, there will be 24,349,424 outstanding shares of common stock, outstanding options to purchase 5,281,833 shares of common stock and outstanding warrants to purchase 24,000 shares of common stock.

COMMON STOCK

     Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at such time and in such amounts as the board of directors may from time to time determine. Each stockholder is entitled to vote each share of common stock on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our Amended and Restated Certificate of Incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon the occurrence of a liquidation, dissolution or winding-up, the holders of shares of common stock would be entitled to share ratably in the distribution of all our assets remaining available for distribution after satisfaction of all of our liabilities and the payment of the liquidation preference of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     The board of directors has the authority, within the limitations and restrictions stated in the Amended and Restated Certificate of Incorporation, to authorize the issuance of shares of preferred stock, in one or more classes or series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could have the effect of decreasing the market price of the common stock and could adversely affect the voting and other rights of the holders of common stock.

WARRANTS

     As of April 30, 1999, we had outstanding warrants to purchase 21,500 shares of common stock at an exercise price of $.53 per share and 2,500 shares of common stock at an exercise price of $4.33 per share.

ANTI-TAKEOVER PROVISIONS

     DELAWARE LAW

     Upon the closing of this offering, we will be subject to the provisions of
Section 203 of the Delaware General Corporation Law (the "Anti-Takeover Law") regulating corporate takeovers. The Anti-Takeover Law prevents Delaware corporations, including those that are listed on the Nasdaq National Market, from engaging, under certain circumstances, in a "business combination," which includes a merger or sale of more than 10% of the corporation's assets, with any "interested stockholder," that is, a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of any such person, for three years following the date that such stockholder became an "interested stockholder" unless:

      -- the transaction that resulted in the stockholder becoming an "interested stockholder" was approved by the board of directors prior to the date the "interested stockholder" attained such status;

      -- upon consummation of the transaction that resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by
          (i) persons who are directors as well as officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

      -- on or subsequent to such date, the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the "interested stockholder."

     A Delaware corporation may "opt out" of the Anti-Takeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. We have not "opted out" of the provisions of the Anti-Takeover Law. This statute could prohibit or delay mergers or other takeover or change-of-control attempts with respect to Ask Jeeves and, accordingly, may discourage attempts to acquire us.

     CHARTER AND BYLAW PROVISIONS

     Our Amended and Restated Certificate of Incorporation and Bylaws include a number of provisions that may have the effect of deterring or impeding hostile takeovers or changes of control or management. These provisions include:

      -- our board of directors is classified into three classes of directors as nearly equal in size as possible with staggered three year terms;

      -- the authority of our board to issue up to 5,000,000 shares of preferred stock and to determine the price and the rights preferences and privileges of these shares, without stockholder approval;

      -- all stockholder action must be effected at a duly called meeting of stockholders and not by written consent;

      -- special meetings of the stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or the board;

      --  the elimination of cumulative voting;

     Such provisions may have the effect of delaying or preventing a change of control.

     Our Amended and Restated Certificate of Incorporation and Bylaws provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to Ask Jeeves, which may include services in connection with takeover defense measures. Such provisions may have the effect of preventing changes in our management.

     AGREEMENTS

     In addition, our option agreements under the 1996 Equity Incentive Plan provide that if a change of control of Ask Jeeves occurs prior to the first anniversary of the vesting commencement date of an option, then the vesting which would have occurred by such anniversary shall occur. After the first anniversary of the date of grant, these option agreements provide that the vesting of each option shall accelerate by six months upon a change of control. As of April 30, 1999 there were 4,814,004 unvested shares of common stock reserved pursuant to options granted under this plan. Furthermore, offer letters with our executive officers provide for the payment of severance and acceleration of options upon the termination of these executive officers upon a change of control of Ask Jeeves. These provisions in our stock option agreements and offer letters could have the effect of discouraging potential takeover attempts.

REGISTRATION RIGHTS

     We entered into the Amended and Restated Investor Rights Agreement with the purchasers of our Series A and Series B preferred stock. Under this agreement, these purchasers are entitled to rights relating to the registration of their shares with the Securities and Exchange Commission. These rights have been waived as to this offering by the holders of preferred stock. The registration rights will survive this offering and terminate no later than three years after the closing date of this offering.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for our common stock is Boston EquiServe, N.A.

LISTING

     We have applied for quotation of our common stock on the Nasdaq National Market under the trading symbol "ASKJ."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for our common stock, and there can be no assurance that a significant public market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants, in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. Sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market price and our ability to raise equity capital in the future.

     Upon completion of this offering, based on the number of shares outstanding on April 30, 1999, we will have 24,349,424 outstanding shares of common stock, 24,799,424 shares if the underwriters exercise their over-allotment option in full, assuming no exercise of outstanding warrants and options. Of these shares, 3,000,000 shares, plus an additional 450,000 shares if the underwriters exercise their over-allotment option in full, of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless purchased by our affiliates.

     Of the remaining shares, a total of approximately 21,106,168 shares held by our directors, executive officers and our existing stockholders are subject to "lock-up" agreements generally providing that, these stockholders will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, file a registration statement, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any of these transactions described in (1) or (2) are to be settled by delivery of common stock or such other securities, in cash or otherwise, for a period of 180 days following the date of the final prospectus for this offering without the prior written consent of Morgan Stanley & Co. Incorporated. The restrictions described in this paragraph do not apply to:

      --  the sale of shares to the underwriters;

      -- the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

      -- transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; or

      -- transfers by gift or distributions by a partnership to its partners, so long as, in any such instance, such transferee executes a lock-up agreement with terms identical to those described in this paragraph.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (1) 1% of the number of shares of common stock then outstanding, which will equal approximately 243,494 shares immediately after this offering or
(2) the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 also are subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of Ask Jeeves at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of or consultant to Ask Jeeves who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares.

     Following the closing of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock subject to (1) outstanding options under the 1996 Incentive Plan, 1999 Incentive Plan and nonstatutory stock option agreements which are outside of either of these plans and (2) rights outstanding under the Purchase Plan. Based on the number of shares subject to outstanding options as of April 30, 1999 and currently reserved for issuance under all such plans and agreements, such registration statement would cover approximately 5,200,892 shares. Such registration statement will automatically become effective upon filing. Accordingly, subject to the exercise of such options, shares registered under such registration statement will be available for sale in the open market immediately after the 180-day lock-up period expires.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, BancBoston Robertson Stephens Inc. and Hambrecht & Quist LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the respective number of shares of common stock set forth opposite the names of the underwriters below:

                                                              NUMBER OF
                            NAME                               SHARES
                            ----                              ---------
Morgan Stanley & Co. Incorporated...........................
BancBoston Robertson Stephens Inc. .........................
Hambrecht & Quist LLC.......................................
                                                              --------

          Total.............................................  3,000,000
                                                              ========

     The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any such shares are taken. Discover Brokerage Direct, Inc., an affiliate of Morgan Stanley & Co. Incorporated, is acting as a selected dealer in connection with the offering and will be the sole distributor of shares of common stock over the Internet to its eligible account holders.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the initial public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of $          a share under the public offering price.
Any underwriter may allow, and such dealers may reallow, a concession not in
excess of $          a share to other underwriters or to certain other dealers.
After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

     The following table summarizes the compensation and estimated expenses we will pay.

                                                              WITHOUT             WITH
                                                           OVER-ALLOTMENT    OVER-ALLOTMENT
                                                           --------------    --------------
Per Share................................................
Total....................................................

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 450,000 additional shares of common stock at the initial public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering of common stock. To the extent this option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares of common stock as the number set forth next to such underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table.

     At our request, the underwriters have reserved up to 300,000 shares of common stock to be issued by us and offered hereby for sale, at the initial public offering price, to directors, officers, employees, business associates and persons related to us. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Pursuant to the regulations of the National Association of Securities

Dealers, Inc., certain purchasers of the reserved shares may have to agree not to sell, transfer, assign or hypothecate their shares for a period of 90 days after the date of this prospectus.

     The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

     Each of Ask Jeeves and the holders of approximately 21,106,168 shares has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any of these transactions are to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

      --  the sale of shares to the underwriters;

      -- the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

      -- transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; or

      -- transfers by gift or distributions by a partnership to its partners, so long as, in any such instance, such transferee executes a lock-up agreement with terms identical to those described in this paragraph.

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions or in stabilization transactions. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     Ask Jeeves and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

PRICING OF THE OFFERING

     Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and our industry in general, sales, earnings and certain other financial and operating information of Ask Jeeves in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of Ask Jeeves. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered hereby and certain other matters will be passed upon for us by Cooley Godward LLP, Palo Alto, California. An investment partnership of Cooley Godward attorneys beneficially own an aggregate of 27,598 shares of our common stock. Legal matters relating to this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Wilson Sonsini Goodrich & Rosati attorneys and an entity affiliated with Wilson Sonsini Goodrich & Rosati beneficially own an aggregate of 273,773 shares of our common stock.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1997 and 1998, for the period from June 13, 1996 (inception) through December 31, 1996, and for each of the years in the two-year period ended December 31, 1998 as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given upon the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to us and our common stock, see the registration statement and the exhibits thereto. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of such contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each such statement being qualified in all respects by such reference. Any document we file may be read and copied at the Public Reference Room of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Our filings with the Commission are also available to the public from the Commission's Web site (http://www.sec.gov).

     Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, accordingly, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the Commission's public reference rooms, and the Web site of the Commission referred to above.

     Our principal executive offices are located at 918 Parker Street, Berkeley, California 94710 and our telephone number is (510) 649-8685. Our fiscal year ends on December 31. We maintain a worldwide web site at http://www.ask.com. The reference to our worldwide web address does not constitute incorporation by reference of the information contained at this site.

                                ASK JEEVES, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Ernst & Young, LLP Independent Auditors...........  F-2
Balance Sheets..............................................  F-3
Statements of Operations....................................  F-4
Statements of Stockholders' Equity (Deficit)................  F-5
Statements of Cash Flows....................................  F-6
Notes to Financial Statements...............................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Ask Jeeves, Inc.

     We have audited the accompanying balance sheets of Ask Jeeves, Inc. as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity (deficit), and cash flows for the period from June 13, 1996 (inception) through December 31, 1996 and for each of the two years ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ask Jeeves, Inc. at December 31, 1997 and 1998, and the results of its operations and its cash flows for the period from June 13, 1996 (inception) through December 31, 1996 and for each of the two years ended December 31, 1998 in conformity with generally accepted accounting principles.

Walnut Creek, California
March 10, 1999, except for Note 7,
as to which the date is June   , 1999
--------------------------------------------------------------------------------

     The foregoing report is in the form that will be signed upon the completion of the reincorporation in Delaware and 1 for 2 reverse stock split as described in Note 7 to the financial statements.

                                          /s/ ERNST & YOUNG LLP

Walnut Creek, California
June 28, 1999

                                ASK JEEVES, INC.

                                 BALANCE SHEETS

                                                                                                           PRO FORMA
                                                                                                         STOCKHOLDERS'
                                                                   DECEMBER 31,                            EQUITY AT
                                                             -------------------------     MARCH 31,       MARCH 31,
                                                                1997          1998           1999            1999
                                                             ----------    -----------    -----------    -------------
                                                                                                  (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents................................  $  521,247    $ 5,587,883    $23,125,357
  Short-term investments...................................          --             --      2,018,984
  Restricted cash..........................................          --         45,000        545,000
  Accounts receivable, net of allowance for doubtful
    accounts of none at December 31, 1997 and $85,000 at
    December 31, 1998 and March 31, 1999...................      20,031        236,258      1,056,491
  Prepaid expenses and other current assets................          --        103,545         87,618
                                                             ----------    -----------    -----------
         Total current assets..............................     541,278      5,972,686     26,833,450
                                                             ----------    -----------    -----------
Property and equipment, net................................      66,981        835,486      1,941,337
Investments................................................          --             --      3,150,000
                                                             ----------    -----------    -----------
         Total assets......................................  $  608,259    $ 6,808,172    $31,924,787
                                                             ==========    ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.........................................  $       --    $   605,283    $ 1,299,012
  Accrued compensation and related expenses................      33,665        253,062        626,769
  Accrued marketing expenses...............................          --             --      1,134,000
  Other accrued liabilities................................      18,602        160,000        343,804
  Deferred revenue.........................................      13,000        149,842        776,083
  Current portion of capital lease obligations.............          --         28,220         30,864
                                                             ----------    -----------    -----------
         Total current liabilities.........................      65,267      1,196,407      4,210,532
Capital lease obligations, less current portion............          --         45,945         33,606
Commitments
Stockholders' equity:
  Convertible preferred stock, no par value; 10,000,000
    shares authorized at March 31, 1999 (5,000,000 pro
    forma); issuable in series:
    Series A convertible preferred stock, no par value;
      3,750,000 shares designated at March 31, 1999 (none
      pro forma), 2,970,655 and 3,709,884 shares issued and
      outstanding at December 31, 1998 and March 31, 1999,
      respectively (none pro forma); aggregate liquidation
      preference of $7,653,337 at March 31, 1999 (none pro
      forma)...............................................          --      6,088,222      7,581,708              --
    Series B convertible preferred stock, no par value;
      6,250,000 shares designated at March 31, 1999 (none
      pro forma); 5,775,806 shares issued and outstanding
      at March 31, 1999 (none pro forma); aggregate
      liquidation preference of $25,000,000 at March 31,
      1999 (none pro forma)................................          --             --     24,961,680              --
  Common stock, no par value; 40,000,000 shares authorized
    (150,000,000 pro forma); 5,912,519, 11,358,077 and
    11,583,733 shares issued and outstanding at December
    31, 1997 and 1998 and March 31, 1999, respectively,
    (21,069,423 pro forma).................................   1,098,566      4,771,781      6,876,194      39,419,582
  Deferred stock compensation..............................          --       (476,984)    (2,052,574)     (2,052,574)
  Accumulated deficit......................................    (555,574)    (4,817,199)    (9,686,359)     (9,686,359)
                                                             ----------    -----------    -----------     -----------
         Total stockholders' equity........................     542,992      5,565,820     27,680,649     $27,680,649
                                                             ----------    -----------    -----------     ===========
         Total liabilities and stockholders' equity........  $  608,259    $ 6,808,172    $31,924,787
                                                             ==========    ===========    ===========

                            See accompanying notes.

                                ASK JEEVES, INC.

                            STATEMENTS OF OPERATIONS

                                        PERIOD FROM                                     THREE MONTHS ENDED
                                       JUNE 13, 1996      YEAR ENDED DECEMBER 31,           MARCH 31,
                                    (INCEPTION) THROUGH   ------------------------   ------------------------
                                     DECEMBER 31, 1996       1997         1998          1998         1999
                                    -------------------   ----------   -----------   ----------   -----------
                                                                                           (UNAUDITED)
Revenues:
  Consumer........................      $       --        $       --   $   577,159   $   14,766   $ 1,059,068
  Corporate.......................              --                --        15,500           --        72,500
                                        ----------        ----------   -----------   ----------   -----------
          Total revenues..........              --                --       592,659       14,766     1,131,568
Cost of revenues:
  Consumer........................              --                --       602,716       46,371       699,131
  Corporate.......................              --                --       455,978       21,299       822,581
                                        ----------        ----------   -----------   ----------   -----------
          Total cost of
            revenues..............              --                --     1,058,694       67,670     1,521,712
                                        ----------        ----------   -----------   ----------   -----------
Gross profit (loss)...............              --                --      (466,035)     (52,904)     (390,144)
Operating expenses:
  Product development.............         107,797           319,824     1,104,193      127,772       742,166
  Sales and marketing.............              --            17,509     1,613,846       80,872     2,669,165
  General and administrative......              --           114,651     1,100,921       77,605       881,830
  Amortization of deferred stock
     compensation.................              --                --        29,010           --       317,048
                                        ----------        ----------   -----------   ----------   -----------
          Total operating
            expenses..............         107,797           451,984     3,847,970      286,249     4,610,209
                                        ----------        ----------   -----------   ----------   -----------
Operating loss....................        (107,797)         (451,984)   (4,314,005)    (339,153)   (5,000,353)
Interest income...................              --             4,207        52,380        3,798       131,193
                                        ----------        ----------   -----------   ----------   -----------
Net loss..........................      $ (107,797)       $ (447,777)  $(4,261,625)  $ (335,355)  $(4,869,160)
                                        ==========        ==========   ===========   ==========   ===========
Basic and diluted net loss per
  share...........................      $     (.08)       $     (.13)  $      (.51)  $     (.06)  $      (.43)
                                        ==========        ==========   ===========   ==========   ===========
Weighted average shares
  outstanding used in computing
  basic and diluted net loss per
  share...........................       1,295,342         3,319,187     8,413,568    5,912,519    11,388,164
                                        ==========        ==========   ===========   ==========   ===========
Pro forma basic and diluted net
  loss per share..................                                     $      (.48)               $      (.29)
                                                                       ===========                ===========
Weighted average shares
  outstanding used in computing
  pro forma basic and diluted net
  loss per common share...........                                       8,828,646                 16,730,099
                                                                       ===========                ===========

                            See accompanying notes.

                                ASK JEEVES, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                 SERIES A CONVERTIBLE     SERIES B CONVERTIBLE
                                                   PREFERRED STOCK           PREFERRED STOCK            COMMON STOCK
                                                ----------------------   -----------------------   -----------------------
                                                 SHARES       AMOUNT      SHARES       AMOUNT        SHARES       AMOUNT
                                                ---------   ----------   ---------   -----------   ----------   ----------
Issuance of common stock to founders for
 assets of Cameo Technology, Inc. and
 contributed services at inception, June 13,
 1996.........................................         --   $       --          --   $        --    2,400,000   $   53,333
 Contribution of capital by founders..........         --           --          --            --           --       48,245
 Net loss and comprehensive loss..............         --           --          --            --           --           --
                                                ---------   ----------   ---------   -----------   ----------   ----------
Balances at December 31, 1996.................         --           --          --            --    2,400,000      101,578
 Contribution of capital by founders..........         --           --          --            --           --       86,536
 Contribution of services by stockholders.....         --           --          --            --           --      105,000
 Issuance of common stock for cash, net of
   issuance costs.............................         --           --          --            --    2,937,521      771,169
 Issuance of common stock upon exercise of
   stock options..............................         --           --          --            --      574,998        2,108
 Issuance of stock options to consultants.....         --           --          --            --           --       15,510
 Compensation charge related to grants of
   stock options..............................         --           --          --            --           --       16,665
 Net loss and comprehensive loss..............         --           --          --            --           --           --
                                                ---------   ----------   ---------   -----------   ----------   ----------
Balances at December 31, 1997.................         --           --          --            --    5,912,519    1,098,566
 Issuance of preferred stock for cash, net of
   issuance costs.............................  2,970,655    6,088,222          --            --           --           --
 Issuance of common stock options to
   stockholders in exchange for services......         --           --          --            --           --      300,000
 Issuance of common stock for cash............         --           --          --            --    5,141,892    2,747,500
 Issuance of common stock upon exercise of
   stock options..............................         --           --          --            --      287,366       31,765
 Issuance of common stock to consultants......         --           --          --            --       16,300        7,521
 Issuance of common stock warrants to
   consultants................................         --           --          --            --           --       23,780
 Compensation charge related to grants of
   stock options..............................         --           --          --            --           --       56,655
 Deferred stock compensation..................         --           --          --            --           --      505,994
 Amortization of deferred stock
   compensation...............................         --           --          --            --           --           --
 Net loss and comprehensive loss..............         --           --          --            --           --           --
                                                ---------   ----------   ---------   -----------   ----------   ----------
Balances at December 31, 1998.................  2,970,655    6,088,222          --            --   11,358,077    4,771,781
 Issuance of preferred stock for cash, net of
   issuance costs (unaudited).................    739,229    1,493,486   5,775,806    24,961,680           --           --
 Issuance of common stock upon exercise of
   stock options (unaudited)..................         --           --          --            --      225,656       28,525
 Issuance of common stock warrants to
   consultants (unaudited)....................         --           --          --            --           --        8,750
 Compensation charge related to grants of
   stock options (unaudited)..................         --           --          --            --           --      174,500
 Deferred stock compensation (unaudited)......         --           --          --            --           --    1,892,638
 Amortization of deferred stock compensation
   (unaudited)................................         --           --          --            --           --           --
 Net loss and comprehensive loss
   (unaudited)................................         --           --          --            --           --           --
                                                ---------   ----------   ---------   -----------   ----------   ----------
Balances at March 31, 1999 (unaudited)........  3,709,884   $7,581,708   5,775,806   $24,961,680   11,583,733   $6,876,194
                                                =========   ==========   =========   ===========   ==========   ==========

                                                                                 TOTAL
                                                  DEFERRED                   STOCKHOLDERS'
                                                   STOCK       ACCUMULATED      EQUITY
                                                COMPENSATION     DEFICIT       (DEFICIT)
                                                ------------   -----------   -------------
Issuance of common stock to founders for
 assets of Cameo Technology, Inc. and
 contributed services at inception, June 13,
 1996.........................................  $        --    $       --     $    53,333
 Contribution of capital by founders..........           --            --          48,245
 Net loss and comprehensive loss..............           --      (107,797)       (107,797)
                                                -----------    -----------    -----------
Balances at December 31, 1996.................           --      (107,797)         (6,219)
 Contribution of capital by founders..........           --            --          86,536
 Contribution of services by stockholders.....           --            --         105,000
 Issuance of common stock for cash, net of
   issuance costs.............................           --            --         771,169
 Issuance of common stock upon exercise of
   stock options..............................           --            --           2,108
 Issuance of stock options to consultants.....           --            --          15,510
 Compensation charge related to grants of
   stock options..............................           --            --          16,665
 Net loss and comprehensive loss..............           --      (447,777)       (447,777)
                                                -----------    -----------    -----------
Balances at December 31, 1997.................           --      (555,574)        542,992
 Issuance of preferred stock for cash, net of
   issuance costs.............................           --            --       6,088,222
 Issuance of common stock options to
   stockholders in exchange for services......           --            --         300,000
 Issuance of common stock for cash............           --            --       2,747,500
 Issuance of common stock upon exercise of
   stock options..............................           --            --          31,765
 Issuance of common stock to consultants......           --            --           7,521
 Issuance of common stock warrants to
   consultants................................           --            --          23,780
 Compensation charge related to grants of
   stock options..............................           --            --          56,655
 Deferred stock compensation..................     (505,994)           --              --
 Amortization of deferred stock
   compensation...............................       29,010            --          29,010
 Net loss and comprehensive loss..............           --    (4,261,625)     (4,261,625)
                                                -----------    -----------    -----------
Balances at December 31, 1998.................     (476,984)   (4,817,199)      5,565,820
 Issuance of preferred stock for cash, net of
   issuance costs (unaudited).................           --            --      26,455,166
 Issuance of common stock upon exercise of
   stock options (unaudited)..................           --            --          28,525
 Issuance of common stock warrants to
   consultants (unaudited)....................           --            --           8,750
 Compensation charge related to grants of
   stock options (unaudited)..................           --            --         174,500
 Deferred stock compensation (unaudited)......   (1,892,638)           --              --
 Amortization of deferred stock compensation
   (unaudited)................................      317,048            --         317,048
 Net loss and comprehensive loss
   (unaudited)................................           --    (4,869,160)     (4,869,160)
                                                -----------    -----------    -----------
Balances at March 31, 1999 (unaudited)........  $(2,052,574)   $(9,686,359)   $27,680,649
                                                ===========    ===========    ===========

                            See accompanying notes.

                                ASK JEEVES, INC.

                            STATEMENTS OF CASH FLOWS

                                               PERIOD FROM                                   THREE MONTHS ENDED
                                              JUNE 13, 1996      YEAR ENDED DECEMBER 31,          MARCH 31,
                                           (INCEPTION) THROUGH   -----------------------   -----------------------
                                            DECEMBER 31, 1996      1997         1998         1998         1999
                                           -------------------   ---------   -----------   ---------   -----------
                                                                                                 (UNAUDITED)
OPERATING ACTIVITIES
Net loss.................................       $(107,797)       $(447,777)  $(4,261,625)  $(335,355)  $(4,869,160)
Adjustments to reconcile net loss to net
  cash used in operating activities:
  Depreciation and amortization..........              --            4,098       102,214       8,245       103,344
  Issuance of stock options to
     consultants.........................              --           15,510            --          --            --
  Issuance of common stock to
     consultants.........................              --               --         7,521          --            --
  Issuance of common stock warrants to
     consultants.........................              --               --        23,780       5,996         8,750
  Contribution of assets and services by
     stockholders........................          53,333          105,000       300,000      75,000            --
  Compensation charge related to grants
     of stock options....................              --           16,665        56,655       3,333       174,500
  Amortization of deferred stock
     compensation........................              --               --        29,010          --       317,048
  Changes in operating assets and
     liabilities:
     Restricted cash.....................              --               --       (45,000)         --      (500,000)
     Accounts receivable.................              --          (20,031)     (216,227)     13,031      (820,233)
     Prepaids and other current assets...              --               --      (103,545)         --        15,927
     Accounts payable....................              --               --       605,283          --       693,729
     Accrued compensation and related
       expenses..........................           6,219           27,446       219,397     (16,934)      373,707
     Accrued marketing expenses..........              --               --            --       1,110     1,134,000
     Other accrued liabilities...........              --           18,602       141,398      30,983       183,804
     Deferred revenue....................              --           13,000       136,842          --       626,241
                                                ---------        ---------   -----------   ---------   -----------
Net cash used in operating activities....         (48,245)        (267,487)   (3,004,297)   (214,591)   (2,558,343)
INVESTING ACTIVITIES
Purchases of property and equipment......              --          (71,079)     (781,543)    (55,588)   (1,209,195)
Purchases of investments.................              --               --            --          --    (5,168,984)
                                                ---------        ---------   -----------   ---------   -----------
Net cash used in investing activities....              --          (71,079)     (781,543)    (55,588)   (6,378,179)
FINANCING ACTIVITIES
Issuance of common stock for cash........              --          773,277     2,747,500          --            --
Issuance of common stock upon exercise of
  stock options..........................              --               --        31,765          --        28,525
Issuance of preferred stock for cash, net
  of issuance costs......................              --               --     6,088,222          --    26,455,166
Contribution of capital by founders......          48,245           86,536            --          --            --
Repayment of capital lease obligations...              --               --       (15,011)         --        (9,695)
                                                ---------        ---------   -----------   ---------   -----------
Net cash provided by financing
  activities.............................          48,245          859,813     8,852,476          --    26,473,996
                                                ---------        ---------   -----------   ---------   -----------
Increase (decrease) in cash and cash
  equivalents............................              --          521,247     5,066,636    (270,179)   17,537,474
Cash and cash equivalents at beginning of
  period.................................              --               --       521,247     521,247     5,587,883
                                                ---------        ---------   -----------   ---------   -----------
Cash and cash equivalents at end of
  period.................................       $      --        $ 521,247   $ 5,587,883   $ 251,068   $23,125,357
                                                =========        =========   ===========   =========   ===========
SUPPLEMENTAL DISCLOSURE OF NONCASH
  INVESTING AND FINANCING ACTIVITIES
  Capital lease obligations incurred.....       $      --        $      --   $    89,176   $      --   $        --
                                                =========        =========   ===========   =========   ===========

                            See accompanying notes.

                                ASK JEEVES, INC.

                         NOTES TO FINANCIAL STATEMENTS
        (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED
                MARCH 31, 1998 AND MARCH 31, 1999 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The Company

     Ask Jeeves, Inc. ("Ask Jeeves" or the "Company") develops and deploys natural-language question answering services on the Internet for consumers and companies. The Company was incorporated in the State of California on June 13, 1996. The Company was in the development stage in 1996 and 1997.

  Unaudited Interim Financial Information

     The accompanying financial statements at March 31, 1999 and for the three months ended March 31, 1998 and 1999 are unaudited but include all adjustments (consisting of normal recurring accruals) which, in the opinion of management, are necessary for a fair statement of the financial position and the operating results and cash flows for the interim date and periods presented. Results for the interim period ended March 31, 1999 are not necessarily indicative of results for the entire fiscal year or future periods.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

  Cash Equivalents, Short-Term Investments, and Long-Term Investments

     The Company invests its excess cash in money market accounts and debt instruments and considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Investments with an original maturity at the time of purchase of over three months but less than a year are classified as short-term investments. Investments with an original maturity at the time of purchase of greater than a year are classified as long-term investments. Management determines the appropriate classification of investments at the time of purchase and reevaluates such designation at the end of each period.

     At March 31, 1999, all of the Company's investments were classified as available-for-sale and consisted of obligations of domestic municipalities or corporate commercial paper. The amortized cost of cash equivalents, short-term investments and long-term investments at December 31, 1997 and 1998 and March 31, 1999 approximated fair value and the amount of unrealized gains or losses was not significant. The estimated fair values of cash equivalents and short-term investments are based on quoted market prices. The amount of realized gains or losses for the years ended December 31, 1997 and 1998 and three months ended March 31, 1998 and 1999 were not significant.

  Restricted Cash

     Restricted cash consists of two certificates of deposit required under standby letters of credit for certain advertising and other obligations which expire in 1999. The certificates of deposit are held by a domestic financial institution.

  Concentrations of Credit Risk and Credit Risk Evaluations

     Financial instruments which subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, investments and accounts receivable. Cash and cash equivalents consist principally

                                ASK JEEVES, INC.

        (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED
                MARCH 31, 1998 AND MARCH 31, 1999 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) of demand deposit and money market accounts held with domestic financial institutions with high credit standing. Investments consist primarily of debt securities of domestic municipalities and corporations with strong credit ratings. The Company has not experienced any significant losses on its cash and cash equivalents or investments.

     The Company conducts business with companies in various industries primarily in the United States. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Allowances are maintained for potential credit issues, and such losses to date have been within management's expectations.

  Property and Equipment

     Property and equipment is stated at cost and depreciated using the straight-line method over three to five years. Leasehold improvements are amortized over the shorter of the useful life or the remaining lease term.

  Software Development Costs

     The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed" ("FAS 86") under which certain software development costs incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated lives of the related products. Technological feasibility is established upon completion of a working model. To date, costs incurred subsequent to the establishment of technological feasibility have not been significant, and all software development costs have been charged to product development expense in the accompanying statements of operations.

  Revenue Recognition

     The Company currently conducts business within two business units, the Consumer Question Answering Service and the Corporate Question Answering Service. The Consumer Question Answering Service, Ask Jeeves, at Ask.com, allows users to obtain answers to the most frequently asked questions online. The Corporate Question Answering Service helps companies provide a high quality, human-like online interface for their customers.

     Revenues from the Consumer Question Answering Service consist primarily of advertising revenues that are derived from short-term advertising contracts. Under these contracts, the Company delivers impressions to users over a specified period of time. Advertising rates, measured on a cost per thousand impressions ("CPMs") basis, are dependent on whether the impressions are for general rotation throughout the Company's Web site or for targeted audiences and properties within specific areas of Ask Jeeves such as the computer, entertainment, family, health, money, shopping and travel channels. The Company recognizes revenues based upon actual impressions delivered. Substantially all of the Company's revenues for the year ended December 31, 1998 were derived from Ask Jeeves advertising contracts.

     Revenues from the Corporate Question Answering Service consist of three components: (1) knowledge base customization; (2) maintenance and information service fees; and (3) per-answer fees. The Company recognizes knowledge base customization and maintenance fees ratably over the contractual term, generally twelve months. The Company recognizes per-answer fees based on answers delivered at contractual per-answer rates, subject to negotiated annual minimums and maximums, if applicable. Payments received prior to delivery of the knowledge base, information and maintenance services are recorded as deferred revenues

                                ASK JEEVES, INC.

        (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED
                MARCH 31, 1998 AND MARCH 31, 1999 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) and are recognized ratably over the contractual term. To date, revenues from the Corporate Question Answering Service have not been material.

  Significant Customers

     Revenues from two customers accounted for 14% and 13%, respectively, of total revenues for the year ended December 31, 1998 and 11% and 21%, respectively, of total revenues for the three months ended March 31, 1999. Receivables from these same two customers were none and $80,000, respectively at December 31, 1998 and none and $147,555, respectively as of March 31, 1999.

  Accounting for Stock-Based Compensation

     The Company accounts for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 ("APB 25") and makes the pro forma disclosures required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123").

  Advertising Costs

     The Company expenses the costs of advertising as incurred. Advertising expense for the years ended December 31, 1997 and 1998 was $12,512 and $960,735, respectively.

  Income Taxes

     The Company uses the liability method to account for income taxes as required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Prior to the issuance of Series A convertible preferred stock on November 10, 1998, the Company's shareholders elected to be treated as an S Corporation for federal and state income tax purposes. Accordingly, the accompanying financial statements for the periods prior to that date do not include a provision for federal or state income taxes. Subsequent to November 10, 1998, the Company became a C Corporation subject to federal and state statutory income tax rates.

  Net Loss Per Share

     Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities by adding other common stock equivalents, including stock options, warrants and convertible preferred stock, in the weighted average number of common shares outstanding for a period, if dilutive. Potentially dilutive securities have been excluded from the computation as their effect is antidilutive.

  Pro Forma Net Loss Per Share

     Pro forma net loss per share has been computed as described above and also gives effect, under Securities and Exchange Commission guidance, to the conversion of preferred shares not included above that will

                                ASK JEEVES, INC.

        (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED
                MARCH 31, 1998 AND MARCH 31, 1999 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) automatically convert upon completion of the Company's initial public offering, using the as if-converted method.

     The calculation of historical and pro forma basic and diluted net loss per share is as follows:

                                    PERIOD FROM                                     THREE MONTHS ENDED
                                   JUNE 13, 1996      YEAR ENDED DECEMBER 31,           MARCH 31,
                                (INCEPTION) THROUGH   ------------------------   ------------------------
                                 DECEMBER 31, 1996       1997         1998          1998         1999
                                -------------------   ----------   -----------   ----------   -----------
                                                                                       (UNAUDITED)
Historical:
  Net loss....................       $(107,797)       $ (447,777)  $(4,261,625)  $ (335,355)  $(4,869,160)
                                     =========        ==========   ===========   ==========   ===========
  Weighted average shares of
     common stock outstanding
     used in computing basic
     and diluted net per loss
     share....................       1,295,342         3,319,187     8,413,568    5,912,519    11,388,164
                                     =========        ==========   ===========   ==========   ===========
  Basic and diluted net loss
     per share................       $    (.08)       $     (.13)  $      (.51)  $     (.06)  $      (.43)
                                     =========        ==========   ===========   ==========   ===========
Pro forma:
  Net loss....................                                     $(4,261,625)               $(4,869,160)
                                                                   ===========                ===========
  Weighted average shares of
     common stock used in
     computing basic and
     diluted net loss per
     share (from above).......                                       8,413,568                 11,388,164
  Adjustment to reflect the
     effect of the assumed
     conversion of preferred
     stock from the date of
     issuance.................                                         415,078                  5,544,803
                                                                   ===========                ===========
  Weighted average shares
     outstanding used in
     computing pro forma basic
     and diluted net loss per
     share....................                                       8,828,646                 16,730,099
                                                                   ===========                ===========
  Pro forma basic and diluted
     net loss per share.......                                     $      (.48)               $      (.29)
                                                                   ===========                ===========

  Other Comprehensive Income

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, "Reportable Comprehensive Income" ("FAS 130") which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. There is no difference in the Company's historical net losses as reported and the comprehensive net losses under the provisions of FAS 130 for all periods presented. Accordingly, the adoption of FAS 130 had no effect on the Company's reported results of operations.

                                ASK JEEVES, INC.

        (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED
                MARCH 31, 1998 AND MARCH 31, 1999 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  Business Segments

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131") which establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. For management purposes, the Company is divided into two business units, the Consumer Question Answering Service and the Corporate Question Answering Service. Each of these groups has a vice president who reports directly to the Chief Executive Officer ("CEO"), who is the Chief Operating Decision Maker as defined by FAS 131. Results of operations for these business units which are provided to the CEO include only revenue and gross profit (loss) information which is disclosed in the statement of operations in accordance with FAS 131. The majority of the Company's operating expenses are not allocated to the business units, but instead are treated as corporate expenses.

  Computer Software

     In March 1998, the American Institute of Certified Public Accountants issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires that entities capitalize certain costs related to internal use software once certain criteria have been met. The Company is required to implement SOP 98-1 for the year ending December 31, 1999. Adoption of SOP 98-1 is expected to have no material impact on the Company's financial condition or results of operations.

  Reclassifications

     Certain prior year balances have been restated to conform with current year presentation.

2. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                        DECEMBER 31,
                                                    --------------------     MARCH 31,
                                                     1997        1998          1999
                                                    -------    ---------    -----------
                                                                            (UNAUDITED)
Equipment.........................................  $71,079    $ 813,381    $1,968,488
Furniture and fixtures............................       --       18,289        54,796
Leasehold improvements............................       --      110,128       127,709
                                                    -------    ---------    ----------
                                                     71,079      941,798     2,150,993
Less accumulated depreciation and amortization....   (4,098)    (106,312)     (209,656)
                                                    -------    ---------    ----------
Property and equipment, net.......................  $66,981    $ 835,486    $1,941,337
                                                    =======    =========    ==========

     Cost and accumulated amortization related to assets under capital lease obligations at December 31, 1998 were $89,176 and $16,801, respectively, and at March 31, 1999 (unaudited) were $89,176 and $24,232, respectively. No assets were acquired under capital lease arrangements in 1997.

3. LEASE COMMITMENTS

     The Company has entered into operating and capital leases for certain office space and equipment which contain certain renewal options.

                                ASK JEEVES, INC.

        (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED
                MARCH 31, 1998 AND MARCH 31, 1999 IS UNAUDITED)

3. LEASE COMMITMENTS (CONTINUED)
     Capital lease obligations for equipment represent the present value of future lease payments under the agreements. The Company has options to purchase the leased assets at the end of the lease terms.

     The future minimum lease payments under all noncancellable leases with terms in excess of one year are as follows:

                                                              CAPITAL    OPERATING
                                                              LEASES      LEASES
                                                              -------    ---------
Years ending December 31:
  1999......................................................  $36,939    $259,326
  2000......................................................   36,939     248,628
  2001......................................................   10,651     126,791
                                                              -------    --------
Total minimum lease payments................................   84,529    $634,745
                                                                         ========
Less interest...............................................   10,364
                                                              -------
Present value of minimum lease payments.....................   74,165
Less current portion of capital lease obligations...........   28,220
                                                              -------
Capital lease obligations, less current portion.............  $45,945
                                                              =======

     Rent expense was none, $4,157 and $80,916 for the period from June 13, 1996 (inception) through December 31, 1996 and the years ended December 31, 1997 and 1998, respectively.

4. INCOME TAXES

     Subsequent to the issuance of Series A convertible preferred stock in November 1998, the Company was no longer eligible for S Corporation status and became a C Corporation subject to statutory federal and state income tax rates.

     There has been no provision for U.S. federal or state income taxes for any period as the Company has incurred operating losses in all periods.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1997         1998
                                                              ---------    ---------
Net operating loss carryforwards............................  $      --    $ 121,295
Capitalized research and development costs..................         --      478,751
Accrued expenses............................................         --      352,638
Other.......................................................         --       25,950
                                                              ---------    ---------
Total deferred tax assets...................................         --      978,634
Valuation allowance.........................................         --     (978,634)
                                                              ---------    ---------
Net deferred tax assets.....................................  $      --    $      --
                                                              =========    =========

     A valuation allowance has been established and, accordingly, no benefit has been recognized for the Company's net operating losses and other deferred tax assets. The net valuation allowance increased by $978,634 during the year ended December 31, 1998. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the

                                ASK JEEVES, INC.

        (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED
                MARCH 31, 1998 AND MARCH 31, 1999 IS UNAUDITED)

4. INCOME TAXES (CONTINUED)
deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company's history of net losses since its inception and expected near-term future losses. The Company will continue to assess the realizability of the deferred tax assets based on actual and forecasted operating results. There was no valuation allowance at December 31, 1997 because the Company was a S corporation for federal and state income tax purposes.

     At December 31, 1998, the Company has net operating loss carryforwards for federal income tax purposes of approximately $303,000 which expire in the year 2018.

     Utilization of the Company's net operating loss may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss before utilization.

5. STOCKHOLDERS' EQUITY

  Convertible Preferred Stock

     Preferred Stock at December 31, 1997 and 1998 and March 31, 1999 is as follows by series:

                                                          SHARES ISSUED AND OUTSTANDING
                                                         --------------------------------
                                                           DECEMBER 31,
                                           DESIGNATED    -----------------     MARCH 31,
                 SERIES                      SHARES      1997      1998          1999
                 ------                    ----------    ----    ---------    -----------
                                                                              (UNAUDITED)
 A     Convertible.......................   3,750,000    --      2,970,655     3,709,884
 B     Convertible.......................   6,250,000    --             --     5,775,806
                                           ----------     --     ---------     ---------
                                           10,000,000    --      2,970,655     9,485,690
                                           ==========     ==     =========     =========

     Subject to certain anti-dilutive provisions, each share of Series A and B convertible preferred stock is convertible at the option of the holder into the same number of shares of common stock. The Series A and B convertible preferred stock will be automatically converted into common stock in the event of an affirmative election of the holders of at least a majority of the outstanding shares of preferred stock, voting as separate classes, or a public offering, with gross proceeds of at least $7,500,000 and a per share offering price of at least $5.00.

     The holders of the Series A and B convertible preferred stock are entitled to receive noncumulative dividends when and if declared by the Board of Directors. These dividends are in preference to any declaration or payment of any dividend on the common stock of the Company. As of December 31, 1998, no dividends have been declared.

     In the event of any liquidation, the holders of the Series A and B convertible preferred stock have a liquidation preference over holders of common stock equal to the original issuance price of $2.06 and $4.33 per share, plus any declared and unpaid dividends. The remaining assets will be distributed to the common and preferred stockholders on an as-if-converted basis.

  Stock Compensation

     The Company recorded a compensation charge of $16,665 and $56,655 during the years ended December 31, 1997 and 1998 for the difference between the exercise price and the deemed fair value of certain stock options granted by the Company. These amounts were expensed immediately as the options vested at the grant date.

                                ASK JEEVES, INC.

        (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED
                MARCH 31, 1998 AND MARCH 31, 1999 IS UNAUDITED)

5. STOCKHOLDERS' EQUITY (CONTINUED)
     In April 1998, the Company issued 16,300 shares of common stock to an independent contractor for services performed. The Company imputed a value for the services of $13,221, of which $5,700 was paid in cash, and the remainder was allocated to the shares issued.

     The Company recorded deferred stock compensation of $505,994 during the year ended December 31, 1998 and $1,892,638 during the three months ended March 31, 1999 representing the difference between the exercise price and the deemed fair value of certain of the Company's stock options granted to employees. These amounts are being amortized by charges to operations on a graded vesting method over the vesting periods of the individual stock options. Such amortization amounted to $29,010 for the year ended December 31, 1998 and $317,048 for the three months ended March 31, 1999.

  Warrants

     In connection with the issuances of common stock in August, September and October 1997, the Company issued to purchasers of common stock a warrant exercisable into one share of common stock for each two shares of common stock purchased. In total, the Company issued warrants exercisable into 1,137,672 shares of common stock at a per share exercise price of $.24. In April and June 1998, all of the Company's outstanding warrants were exercised and the Company issued 1,137,672 shares of common stock for cash proceeds of $262,500.

     In May, June, July and December 1998, the Company issued warrants exercisable into 39,000 shares of common stock to various contractors for services performed. The warrants are exercisable at any time into shares of common stock at per share exercise prices ranging from $.53 to $.73. The warrants expire on various dates between May and December 2003. The Company determined the fair value of the warrants to be $.53 to $1.65 per share or $23,780 in total using the Black Scholes valuation model and recorded a charge to operations over the consulting period, which concluded in 1998.

  Options Issued to Consultants

     The Company granted options to purchase 70,500 shares of common stock to consultants at an exercise price of $.01 in September 1997. These options were granted in exchange for consulting services provided. The Company valued these options using the Black Scholes valuation model. Amounts recorded totaling $15,510 were charged to operations over the consulting period, which concluded in 1997.

     Under the Company's 1996 Equity Incentive Plan ("1996 Plan"), 3,000,000 shares of common stock are reserved for the issuance of incentive stock options ("ISOs") or non-statutory stock options ("NSOs") to employees, officers, directors, and consultants. The ISOs may be granted at a price per share not less than the fair market value on the date of the grant. The NSOs may be granted at a price per share not less than 85% of the fair market value at the date of grant. Options granted under the 1996 Plan are exercisable over a maximum term of 10 years from the date of grant and generally vest over periods of up to 4 years. Options granted under the 1996 plan contain an accelerated vesting feature based upon a change in control of the Company.

                                ASK JEEVES, INC.

        (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED
                MARCH 31, 1998 AND MARCH 31, 1999 IS UNAUDITED)

5. STOCKHOLDERS' EQUITY (CONTINUED)
  Stock Option Activity

     A summary of stock option activity is set forth below:

                                                                OPTIONS OUTSTANDING
                                                           -----------------------------
                                                                        WEIGHTED-AVERAGE
                                                                         EXERCISE PRICE
                                                            SHARES         PER SHARE
                                                           ---------    ----------------
Granted..................................................    780,000         $ .02
                                                           ---------         -----
Outstanding at December 31, 1996.........................    780,000           .02
  Granted................................................    256,748           .10
  Exercised..............................................   (574,998)          .02
                                                           ---------         -----
Outstanding at December 31, 1997.........................    461,750           .06
  Granted................................................  2,504,979           .50
  Canceled...............................................    (22,500)          .60
  Exercised..............................................   (287,366)          .12
                                                           ---------         -----
Outstanding at December 31, 1998.........................  2,656,863           .46
  Granted (unaudited)....................................  1,691,250          1.46
  Exercised (unaudited)..................................   (225,656)          .12
                                                           ---------         -----
Outstanding at March 31, 1999 (unaudited)................  4,122,457         $ .90
                                                           =========         =====
Vested and exercisable at December 31, 1998..............    547,168         $ .12
                                                           =========         =====
Vested and exercisable at March 31, 1999 (unaudited).....    376,251         $ .44
                                                           =========         =====

     The weighted-average remaining contractual life of options outstanding at December 31, 1997 and 1998 was 9.4 years and 9.5 years, respectively.

  Pro Forma Disclosures of the Effect of Stock-Based Compensation

     Pro forma information regarding the results of operations and net loss per share is required by FAS 123, which also requires that the information be determined as if the Company had accounted for its employee stock options using the fair value method of FAS 123. The fair value of each option granted is estimated on the date of grant using the Black Scholes valuation model. The risk-free interest rate for 1997 and 1998 was 6.0% and 6.5%, respectively. The expected life of options granted in the years ended December 31, 1997 and 1998 was 5 years. No dividend and a near zero volatility factor were used.

     The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     The option valuations models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value of estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                                ASK JEEVES, INC.

        (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED
                MARCH 31, 1998 AND MARCH 31, 1999 IS UNAUDITED)

5. STOCKHOLDERS' EQUITY (CONTINUED)
     Had compensation cost for the Company's stock-based compensation plans been determined using the fair value at the grant dates for awards under those plans calculated using the minimum value method of FAS 123, the Company's net loss and basic and diluted net loss per share would have been increased to the pro forma amounts indicated below:

                                                             YEAR ENDED DECEMBER 31,
                                                             ------------------------
                                                               1997          1998
                                                             ---------    -----------
Pro forma net loss.........................................  $(456,864)   $(4,295,512)
Pro forma basic and diluted net loss per share.............  $    (.14)   $      (.51)

     The weighted-average grant-date fair value of options granted, which is the value assigned to the options under FAS 123, was $0.08 and $0.16 for grants made during years ended December 31, 1997 and 1998, respectively.

     The pro forma impact of options on the net loss for the years ended December 31, 1997 and 1998 is not representative of the effects on net income
(loss) for future years, as future years will include the effects of additional years of stock option grants.

6. RELATED PARTY TRANSACTIONS

     Certain members of the Company's Board of Directors are also owners of a related entity to which the Company paid facilities fees for rent, utilities, and administrative services of approximately $4,000 and $109,000 for the years ended December 31, 1997 and 1998. For the years ended December 31, 1997 and 1998, these directors served in management positions of the Company and received common stock options as compensation. The Company determined the fair value of the services contributed to be $105,000 and $300,000 for the years ended December 31, 1997 and 1998, respectively.

     All of the employees of the Company were paid from the Company's inception until August 1997 by a separate related entity. The contributions provided by this entity have been recorded as a capital contribution and as a charge to operations of $86,536 in the year ended December 31, 1997. In 1997, the Company also purchased approximately $22,000 of computer and office equipment and furniture from this related entity. In 1998, the related entity paid certain expenses totaling $80,440 on the Company's behalf. The Company reimbursed the related entity for all amounts paid on its behalf during 1998.

7. SUBSEQUENT EVENTS (UNAUDITED)

  Sale of Preferred Stock

     In January 1999, the Company issued to new and existing investors 739,229 shares of Series A convertible preferred stock at $2.06 per share resulting in net proceeds of $1,493,485. Series A convertible preferred shares are convertible into common stock at a one-to-one ratio.

     In February and March 1999, the Company issued to new and existing investors 5,775,806 shares of Series B convertible preferred stock at $4.33 per share resulting in net proceeds of $24,961,680. Series B convertible preferred shares are convertible into common stock at a one-to-one ratio.

  Defined Contribution Plan

     Effective January 1, 1999, the Company adopted a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code which covers substantially all employees. Eligible employees may

                                ASK JEEVES, INC.

        (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED
                MARCH 31, 1998 AND MARCH 31, 1999 IS UNAUDITED)

7. SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED) contribute amounts to the plan, via payroll withholding, subject to certain limitations. The Company does not match contributions by plan participants.

  Proposed Public Offering of Common Stock

     On April 16, 1999, the Board of Directors authorized the Company to proceed with an initial public offering of its common stock. If the offering is consummated as presently anticipated, all of the outstanding preferred stock will automatically convert into common stock. The unaudited pro forma stockholders' equity (deficit) at March 31, 1999 gives effect to the conversion of all outstanding shares of convertible preferred stock at March 31, 1999 into 9,485,690 shares of common stock upon completion of the offering. The Board also approved, subject to stockholder approval, the reincorporation of the Company in the State of Delaware and a change in the total number of shares which the Company is authorized to issue to 155,000,000 shares, of which 150,000,000 will be common stock and 5,000,000 will be preferred stock.

  Stock Split

     On April 16, 1999, the Board of Directors approved, subject to stockholder approval, a 1 for 2 reverse stock split of issued and outstanding common and preferred stock. All common and preferred share and per share amounts in the accompanying financial statements have been retroactively adjusted to reflect the stock split.

  1999 Employee Stock Purchase Plan

     The Company's amended 1999 Employee Stock Purchase Plan was adopted by the Board of Directors and approved by the stockholders in May 1999 to be effective upon the completion of the Company's initial public offering of its common stock. The Company has reserved a total of 400,000 shares of common stock for issuance under the plan. Eligible employees may purchase common stock at 85% of the lesser of the fair market value of the Company's common stock on the first day of the applicable one year offering period or the last day of the applicable six month purchase period.

  1999 Equity Incentive Plan

     In April 1999, the Board of Directors adopted the 1999 Equity Incentive Plan which will become effective upon stockholder approval. The Company has reserved a total of 2,125,000 shares of common stock for the issuance of ISOs or NSOs to employees, officers, directors, or consultants under the 1999 plan.

  Asset Purchase

     In April 1999, the Company entered into an asset purchase agreement and a license agreement with Lumina Decision Systems, Inc. for the acquisition of certain technology of Lumina in exchange for total consideration of $1,537,500 which is comprised of cash of $700,000, 225,000 shares of the Company's common stock valued at $3.50 per share and $50,000 in acquisition costs. The Company allocated $1,176,803 of the purchase price to core technology and $360,697 to in-process technology. The core technology will be amortized over a three year period. The in-process technology will be written off as a one-time charge in the second quarter of 1999. In addition, approximately 107,500 shares of the shares issued are to be held in escrow for a two year period.

     The Company acquired Lumina's Personal Decision Engine ("PDE") technology as well as the right to use Lumina's Analytica and Analytica Decision Engine ("ADE") technologies. The ADE technologies and a

                                ASK JEEVES, INC.

        (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED
                MARCH 31, 1998 AND MARCH 31, 1999 IS UNAUDITED)

7. SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED) non-configurable version of the PDE technology had reached technological feasibility and have been classified as core technology. The configurable PDE technology had yet to reach technological feasibility and therefore, this product was classified as in-process technology. The value of the purchased in-process technology was determined by estimating the projected net cash flows related to such products, including costs to complete the development of the technology and the future revenues to be earned upon commercialization of the products. These cash flows were discounted back to their net present value. The resulting projected net cash from such projects were based on the Company's estimates of revenues and operating profits related to such projects. These estimates were based on several assumptions, including those summarized below.

     Revenues and operating profit attributable to the in-process research and development were estimated over a three-year projection period, beginning in fiscal 1999. The resulting projected net cash flows were discounted to their present value using a discount rate of 35%, which was calculated based on the weighted average cost of capital, adjusted for the technology risk associated with the purchased in-process technology, which was considered to be significant due to the rapid pace of technological change in the internet industry. For projected cash flows attributable to existing technology, a discount rate of 25% was used, which reflects the weighted average cost of capital, adjusted for the technology risk associated with these technologies. The Company's analysis considered only future operating results of the existing and in-process technology on a stand-alone basis and did not take into consideration any potential increased revenue or operating efficiency that may occur post-acquisition.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates.


SEC registration fee........................................  $   12,468
NASD Filing fee.............................................       4,640
Nasdaq National Market listing fee..........................      95,000
Printing and engraving expenses.............................     200,000
Legal fees and expenses.....................................     400,000
Accounting fees and expenses................................     350,000
Blue sky fees and expenses..................................      10,000
Transfer agent fees.........................................      10,000
Miscellaneous fees and expenses.............................      99,042
                                                              ----------
          Total.............................................  $1,200,000
                                                              ==========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law (the "DGCL") authorizes a court to award, or a corporation's board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

     As permitted by the DGCL, our Amended and Restated Certificate of Incorporation, which will become effective upon the closing of this offering, includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to us or our stockholders; (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or (4) for any transaction from which the director derived an improper personal benefit.

     As permitted by the DGCL, our Amended and Restated Certificate of Incorporation and/or our Bylaws, which will become effective upon the closing of this offering, provide that (1) we are required to indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to certain very limited exceptions; (2) we are permitted to indemnify our other employees to the extent that we indemnify our officers and directors, unless otherwise required by law, our Amended and Restated Certificate of Incorporation, our Bylaws or agreements; (3) we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to certain very limited exceptions; and
(4) the rights conferred in our Bylaws are not exclusive.

     Prior to the closing of this offering, we intend to enter into Indemnity Agreements with each of our current directors and officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our Amended and Restated Certificate of Incorporation and our Bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Company regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

     With approval by the Board, we expect to obtain directors' and officers' liability insurance. Reference is made to the Underwriting Agreement contained in Exhibit 1.1 hereto, which contains provisions indemnifying our officers and directors against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Since the Company's inception on June 13, 1996, the Company has issued and sold the following unregistered securities:

      1. Prior to the completion of this offering, the Company intends to effect a one-for-two reverse stock split of its outstanding common stock in which each two outstanding shares of common stock will be split into one share of common stock.

      2. On June 17, 1996, the Company issued 1,500,000 shares of its common stock to Garrett Gruener in consideration of the assets of Cameo Technology, Inc. a company owned by Garrett Gruener, with a value of $13,333 and $20,000 pursuant to the Asset Purchase Agreement and Plan of Reorganization by and between the Company and Cameo Technology, Inc. This sale was made in reliance on Section 4(2).

      3. On June 17, 1996, the Company issued 900,000 shares of its common stock to David Warthen in consideration of $20,000. This sale was made in reliance on Section 4(2).


      4. From inception through April 30, 1999, the Company granted options to purchase 5,379,335 shares of common stock at a weighted average exercise price of $2.40 per share to employees, consultants, directors and other service providers pursuant to its 1996 Equity Incentive Plan and issued an aggregate of 301,960 shares of its common stock to employees, consultants, directors and other service providers for aggregate consideration of approximately $89,602 pursuant to exercises of options granted under the 1996 Equity Incentive Plan. These grants were made in reliance on Rule 701.



      5. From inception through April 30, 1999, the Company granted options to purchase 1,050,518 shares of common stock at a weighted average exercise price of $0.26 per share to employees and consultants pursuant to option agreements outside of the 1996 Equity Incentive Plan and issued an aggregate of 823,561 shares of its common stock to employees and consultants for aggregate consideration of approximately $41,353 pursuant to exercises of options granted outside of the 1996 Equity Incentive Plan. These grants were made in reliance on Rule 701.


      6. In August 1997, the Company issued 1,083,498 shares of common stock at a purchase price of $0.23 and warrants to purchase 541,749 shares of common stock to Roger A. Strauch, and Daniel H. Miller. The warrants have a per share exercise price of $0.23 per share. These sales were made in reliance on Section 4(2).

      7. In November 1997, the Company issued 12,000 shares of common stock at $0.23 per share to Albert J. Janschewitz in exchange for assets related to the domain name "AJ.com." This sale was made in reliance on Section 4(2).

      8. In December 1997, the Company issued 541,829 shares of common stock for an aggregate purchase price of $249,241 or $0.46 per share to the Leavitt Family Trust. This sale was made in reliance on Section 4(2).

      9. In April 1998, the Company issued 16,300 shares of common stock to Soren Jacobsen in exchange for assets related to the domain name "ask.com". The Company imputed a value for the services of $13,221, of which $5,700 was paid in cash, and the remainder was allocated to the shares issued. This sale was made in reliance on Section 4(2).

     10. In May, June and July 1998, the Company issued warrants exercisable into 21,500 shares of common stock to Antenna Group PR, for public relations services performed with a value of $11,005. The warrants are exercisable into shares of common stock at a per share exercise price of $.53. This sale was made in reliance on Section 4(2).


     11. In June 1998, the Company issued and sold an aggregate of 2,148,807 shares of its common stock for an aggregate purchase price of approximately $1,135,000 or $0.53 per share to 16 investors including

         Roger A. Strauch, Daniel H. Miller, M. Bruce Nakao, A. George Battle, Garrett Gruener, Benjamin M. Rosen and the Leavitt Family Trust. This sale was made in reliance on Section 4(2).


     12. In September 1998, the Company issued and sold 1,855,415 shares of its common stock for an aggregate purchase price of approximately $1,350,000 or $0.73 per share to 11 investors including Roger A. Strauch, Daniel H. Miller, Garrett Gruener, Benjamin M. Rosen and the Leavitt Family Trust. This sale was made in reliance on Section 4(2).



     13. In November 1998 and January 1999, the Company issued and sold 3,709,884 shares of its Series A preferred stock for an aggregate purchase price of approximately $7,653,492 or $2.06 per share to 25 investors including Roger A. Strauch, M. Bruce Nakao, Amy Slater, Daniel H. Miller, Garrett Gruener, Benjamin M. Rosen, CPQ Holdings, Inc. and the Leavitt Family Trust. These sales were made in reliance on Rule 506 of Regulation D.


     14. In December 1998, the Company issued a warrant to purchase 17,500 shares of common stock at an exercise price of $0.73 per share to Michael Goldin, the Company's landlord, in consideration for improved lease terms valued at $12,775. The warrant was exercised in April 1999.


     15. In February and March 1999, the Company issued and sold 5,775,806 shares of its Series B preferred stock for an aggregate purchase price of approximately $25,000,000, or $4.33 per share to 44 investors including Roger A. Strauch, M. Bruce Nakao, Amy Slater, Daniel H. Miller, Garrett Gruener, Benjamin M. Rosen, CPQ Holdings, Inc. and the Leavitt Family Trust. These sales were made in reliance on Rule 506 of Regulation D.


     16. In March 1999, the Company issued a warrant exercisable into 2,500 shares of common stock to, Marco Sorensen, consultant in consideration for graphic design services performed. The warrant is exercisable into shares of common stock at a per share exercise price of $4.33. The issuance was made in reliance on Section 4(2).

     17. On April 16, 1999, the Company issued 225,000 shares of common stock with a value of $3.50 per share along with $700,000 in cash in consideration for assets of Lumina Decision Systems, Inc. valued at $1,538,000. The assets were related to the Personal Decision Engine technology and the Analytica and Analytica Decision Engine technologies. The sale was made in reliance on Section 4(2).


     The sale of the above securities was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or transactions pursuant to compensation benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with us, to information about Ask Jeeves.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) EXHIBITS.


EXHIBIT
 NUMBER                            DESCRIPTION
-------                            -----------
 1.1*      Form of Underwriting Agreement.
 3.1*      Form of Certificate of Incorporation of the Registrant.
 3.2*      Certificate of Merger to be filed with the Secretary of
           State of the State of Delaware on                     ,
           1999.
 3.3*      Form of Certificate of Incorporation of the registrant to be filed on the closing of the offering made hereby.
 3.4*      Bylaws of the Registrant.
 4.1*      Reference is made to Exhibits 3.1, 3.2 and 3.3 hereof.
 4.2*      Specimen Certificate for Registrant's Common Stock.
 4.3*      Warrant to purchase 15,000 shares of Common Stock granted by the Registrant to Antenna Group PR dated as of June 30,
           1998.
 4.4*      Warrant to purchase 20,000 shares of Common Stock granted by the Registrant to Antenna Group PR dated as of July 31,
           1998.
 4.5*      Warrant to purchase 8,000 shares of Common Stock granted by the Registrant to Antenna Group PR dated as of May 31, 1998.
 4.6*      Warrant to purchase 5,000 shares of Common Stock granted by the Registrant to Soren Jacobsen dated as of March 10, 1999.
 4.7*      Amended and Restated Investor Rights Agreement by and
           between the Registrant and certain investors of the
           Registrant dated as of February 24, 1999.
 4.8*      Warrant Agreement to purchase shares of the Common Stock of the Registrant with Comdisco, Inc. dated as of June 15,
           1999.
 5.1*      Opinion of Cooley Godward LLP.
10.1*      Amended and Restated 1996 Equity Incentive Plan.
10.2*      Form of Option Agreement for the Amended and Restated 1996
           Equity Incentive Plan.
10.3.1*    1999 Equity Incentive Plan.
10.3.2*    1999 Equity Incentive Plan, as amended.
10.4*      Form of Option Agreement for the 1999 Equity Incentive Plan.
10.5.1*    1999 Employee Stock Purchase Plan.
10.5.2*    1999 Employee Stock Purchase Plan, as amended.
10.6*      Commercial Office Lease by and between Eat/Work Development,
           L.P. and the Roda Group Venture Development Company dated as of August 20, 1997.
10.7*      Commercial Office Lease by and between Eat/Work Development,
           L.P. and the Roda Development Company dated as of August 14,
           1998.
10.8*      Commercial Office Lease by and between Eat/Work Development,
           L.P. and the Roda Development Company dated as of November
           15, 1998.
10.9*      Commercial Office Lease by and between Eat/Work Development,
           L.P. and the Registrant dated as of May 15, 1998.
10.10*     Lease Agreement by and between Parker Associates and the
           Registrant dated as of January 26, 1999.

EXHIBIT
 NUMBER                            DESCRIPTION
-------                            -----------
10.11*     Assignment and Assumption of Standard Commercial Office
           Lease for Eat/Work Development by and between The Roda Group
           Venture Development Company, L.L.C. and the Registrant dated as of January 1, 1999 (relating to 918 Parker Street, Suite
           A-14, Berkeley, California).
10.12*     Assignment and Assumption of Standard Commercial Office
           Lease for Eat/Work Development by and between The Roda Group
           Venture Development Company, L.L.C. and the Registrant dated as of January 1, 1999 (relating to 918 Parker Street, Suite
           A-1-1 and A-1-2, Berkeley, California).
10.13+*    License Agreement between the Registrant and Compaq Computer
           Corporation dated as of October 2, 1998.
10.14+*    License and Development Agreement between the Registrant and
           Compaq Computer Corporation dated as of March 31, 1999.
10.15*     Consulting Services Agreement by and between the Registrant and The Roda Development. Group dated as of December 14,
           1998.
10.16*     Offer letter by and between the Company and M. Bruce Nakao dated as of April 16, 1999.
10.17*     Offer letter by and between the Registrant and Laurence
           Fishkin dated as of January 11, 1999.
10.18.1*   Offer letter by and between the Registrant and Edward
           Briscoe III dated as of January 18, 1999.
10.18.2*   Offer letter by and between the Registrant and Edward Brisco
           III, as amended, dated as of June 1, 1999.
10.19*     Offer letter by and between the Registrant and Frank Vaculin dated as of January 5, 1999.
10.20.1*   Offer letter by and between the Registrant and Robert W.
           Wrubel dated as of May 22, 1998.
10.20.2*   Offer letter by and between the Registrant and Robert W.
           Wrubel, as amended, dated as of June 1, 1999.
10.21*     Common Stock and Warrant Purchase Agreement by and between the Registrant, and each of Daniel H. Miller, Roger A.
           Strauch, David C. Warthen and The Roda Group Venture
           Development Company, LLC dated as of August 20, 1997.
10.22*     Common Stock Subscription Agreement, by and between the
           Registrant and certain investors of the Registrant dated as of June 26, 1998.
10.23*     Common Stock Subscription Agreement, by and between the
           Registrant and certain investors of the Registrant dated as of August 31, 1998.
10.24*     Series A Preferred Stock Purchase Agreement by and between the Registrant and certain investors of the Registrant dated as of November 13, 1998.
10.25*     Series B Preferred Stock Purchase Agreement by and between the Registrant and certain investors of the Registrant dated as of February 24, 1999.
10.26+*    Asset Purchase Agreement by and between the Registrant and
           Lumina Decision Systems, Inc. dated as of April 16, 1999.
10.27*     Form of Indemnity Agreement by and between the Registrant
           and each of its directors and executive officers.
10.28*     Office Lease by and between Emery Station Associates, L.L.C.
           and the Registrant dated as of April 29, 1999.
10.29*     Offer Letter by and between the Registrant and George
           Lichter dated as of May 27, 1999.
10.30*     Master Lease Agreement by and between the Registrant and
           Comdisco, Inc. dated as of June 15, 1999.

EXHIBIT
 NUMBER                            DESCRIPTION
-------                            -----------
23.1       Consent of Ernst & Young LLP.
23.2*      Consent of Cooley Godward LLP. Reference is made to Exhibit
           5.1.
24.1*      Power of attorney. Reference is made to Page II-6.
27.1*      Financial Data Schedule.

---------------
 + Certain portions of this document have been omitted pursuant to a confidential treatment request.

* Previously filed.

(b) FINANCIAL STATEMENT SCHEDULES.

     All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the combined financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) of
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Berkeley, State of California, on June 29, 1999.


                                          ASK JEEVES, INC.

                                          By:    /s/ CHRISTINE M. DAVIS
                                            ------------------------------------
                                                     Christine M. Davis
                                                         Controller

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


                      SIGNATURE                                      TITLE                    DATE
                      ---------                                      -----                    ----
            PRINCIPAL EXECUTIVE OFFICER:

                          *                               President, Chief Executive      June 29, 1999
-----------------------------------------------------        Officer and Director
                  Robert W. Wrubel

            PRINCIPAL FINANCIAL OFFICER:

                          *                                 Chief Financial Officer       June 29, 1999
-----------------------------------------------------
                   M. Bruce Nakao

            PRINCIPAL ACCOUNTING OFFICER:

               /s/ CHRISTINE M. DAVIS                             Controller              June 29, 1999
-----------------------------------------------------
                 Christine M. Davis

                ADDITIONAL DIRECTORS:

                          *                                Chairman of the Board of       June 29, 1999
-----------------------------------------------------              Directors
                  Roger A. Strauch

                          *                                        Director               June 29, 1999
-----------------------------------------------------
                  A. George Battle

                          *                                        Director               June 29, 1999
-----------------------------------------------------
                  Benjamin M. Rosen

                          *                                        Director               June 29, 1999
-----------------------------------------------------
                   Daniel J. Nova

                          *                                        Director               June 29, 1999
-----------------------------------------------------
                  Geoffrey Y. Yang

                          *                                        Director               June 29, 1999
-----------------------------------------------------
                   Garrett Gruener


*By:    /s/ CHRISTINE M. DAVIS
     -------------------------------
           Christine M. Davis
            Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
 NUMBER                            DESCRIPTION
-------                            -----------
 1.1*      Form of Underwriting Agreement.
 3.1*      Form of Certificate of Incorporation of the Registrant.
 3.2*      Certificate of Merger to be filed with the Secretary of
           State of the State of Delaware on                     ,
           1999.
 3.3*      Form of Certificate of Incorporation of the registrant to be filed on the closing of the offering made hereby.
 3.4*      Bylaws of the Registrant.
 4.1*      Reference is made to Exhibits 3.1, 3.2 and 3.3 hereof.
 4.2*      Specimen Certificate for Registrant's Common Stock.
 4.3*      Warrant to purchase 15,000 shares of Common Stock granted by the Registrant to Antenna Group PR dated as of June 30,
           1998.
 4.4*      Warrant to purchase 20,000 shares of Common Stock granted by the Registrant to Antenna Group PR dated as of July 31,
           1998.
 4.5*      Warrant to purchase 8,000 shares of Common Stock granted by the Registrant to Antenna Group PR dated as of May 31, 1998.
 4.6*      Warrant to purchase 5,000 shares of Common Stock granted by the Registrant to Soren Jacobsen dated as of March 10, 1999.
 4.7*      Amended and Restated Investor Rights Agreement by and
           between the Registrant and certain investors of the
           Registrant dated as of February 24, 1999.
 4.8*      Warrant Agreement to purchase shares of the Common Stock of the Registrant with Comdisco, Inc. dated as of June 15,
           1999.
 5.1*      Opinion of Cooley Godward LLP.
10.1*      Amended and Restated 1996 Equity Incentive Plan.
10.2*      Form of Option Agreement for the Amended and Restated 1996
           Equity Incentive Plan.
10.3.1*    1999 Equity Incentive Plan.
10.3.2*    1999 Equity Incentive Plan, as amended.
10.4*      Form of Option Agreement for the 1999 Equity Incentive Plan.
10.5.1*    1999 Employee Stock Purchase Plan.
10.5.2*    1999 Employee Stock Purchase Plan, as amended.
10.6*      Commercial Office Lease by and between Eat/Work Development,
           L.P. and the Roda Group Venture Development Company dated as of August 20, 1997.
10.7*      Commercial Office Lease by and between Eat/Work Development,
           L.P. and the Roda Development Company dated as of August 14,
           1998.
10.8*      Commercial Office Lease by and between Eat/Work Development,
           L.P. and the Roda Development Company dated as of November
           15, 1998.
10.9*      Commercial Office Lease by and between Eat/Work Development,
           L.P. and the Registrant dated as of May 15, 1998.
10.10*     Lease Agreement by and between Parker Associates and the
           Registrant dated as of January 26, 1999.
10.11*     Assignment and Assumption of Standard Commercial Office
           Lease for Eat/Work Development by and between The Roda Group
           Venture Development Company, L.L.C. and the Registrant dated as of January 1, 1999 (relating to 918 Parker Street, Suite
           A-14, Berkeley, California).

EXHIBIT
 NUMBER                            DESCRIPTION
-------                            -----------
10.12*     Assignment and Assumption of Standard Commercial Office
           Lease for Eat/Work Development by and between The Roda Group
           Venture Development Company, L.L.C. and the Registrant dated as of January 1, 1999 (relating to 918 Parker Street, Suite
           A-1-1 and A-1-2, Berkeley, California).
10.13+*    License Agreement between the Registrant and Compaq Computer
           Corporation dated as of October 2, 1998.
10.14+*    License and Development Agreement between the Registrant and
           Compaq Computer Corporation dated as of March 31, 1999.
10.15*     Consulting Services Agreement by and between the Registrant and The Roda Development. Group dated as of December 14,
           1998.
10.16*     Offer letter by and between the Company and M. Bruce Nakao dated as of April 16, 1999.
10.17*     Offer letter by and between the Registrant and Laurence
           Fishkin dated as of January 11, 1999.
10.18.1*   Offer letter by and between the Registrant and Edward
           Briscoe III dated as of January 18, 1999.
10.18.2*   Offer letter by and between the Registrant and Edward Brisco
           III, as amended, dated as of June 1, 1999.
10.19*     Offer letter by and between the Registrant and Frank Vaculin dated as of January 5, 1999.
10.20.1*   Offer letter by and between the Registrant and Robert W.
           Wrubel dated as of May 22, 1998.
10.20.2*   Offer letter by and between the Registrant and Robert W.
           Wrubel, as amended, dated as of June 1, 1999.
10.21*     Common Stock and Warrant Purchase Agreement by and between the Registrant, and each of Daniel H. Miller, Roger A.
           Strauch, David C. Warthen and The Roda Group Venture
           Development Company, LLC dated as of August 20, 1997.
10.22*     Common Stock Subscription Agreement, by and between the
           Registrant and certain investors of the Registrant dated as of June 26, 1998.
10.23*     Common Stock Subscription Agreement, by and between the
           Registrant and certain investors of the Registrant dated as of August 31, 1998.
10.24*     Series A Preferred Stock Purchase Agreement by and between the Registrant and certain investors of the Registrant dated as of November 13, 1998.
10.25*     Series B Preferred Stock Purchase Agreement by and between the Registrant and certain investors of the Registrant dated as of February 24, 1999.
10.26+*    Asset Purchase Agreement by and between the Registrant and
           Lumina Decision Systems, Inc. dated as of April 16, 1999.
10.27*     Form of Indemnity Agreement by and between the Registrant
           and each of its directors and executive officers.
10.28*     Office Lease by and between Emery Station Associates, L.L.C.
           and the Registrant dated as of April 29, 1999.
10.29*     Offer Letter by and between the Registrant and George
           Lichter dated as of May 27, 1999.
10.30*     Master Lease Agreement by and between the Registrant and
           Comdisco, Inc. dated as of June 15, 1999.

EXHIBIT
 NUMBER                            DESCRIPTION
-------                            -----------
23.1       Consent of Ernst & Young LLP.
23.2*      Consent of Cooley Godward LLP. Reference is made to Exhibit
           5.1.
24.1*      Power of attorney. Reference is made to Page II-6.
27.1*      Financial Data Schedule.

---------------
 + Certain portions of this document have been omitted pursuant to a confidential treatment request.

* Previously filed.